Exhibit 99.1

Contents

1 Management's Discussion and Analysis

70 Management's and Auditors' Reports

75 Consolidated Financial Statements

137 Shareholder Information

Management’s Discussion and Analysis

November 9, 2022

BASIS OF PRESENTATION

This Management’s Discussion and Analysis of the Financial Position and Results of Operations (MD&A) is a responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Inc. is referred to as “CGI”, “we”, “us”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2022 and 2021. CGI’s accounting policies are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All dollar amounts are in Canadian dollars unless otherwise noted.

MATERIALITY OF DISCLOSURES

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of the Company, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, additional external risks (such as pandemics, armed conflict, climate-related issues and inflation) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws and other tax programs, our ability to attract and retain qualified employees, to negotiate favourable contractual terms, to deliver our services and to collect receivables, to disclose, manage and implement environmental, social and governance (ESG) initiatives and standards, as well as the reputational and financial risks attendant to cybersecurity breaches and other incidents, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, interest rate fluctuations and the discontinuation of major interest rate benchmarks and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this MD&A and in other documents that we make public, including our filings with the Canadian Securities

2 — MANAGEMENT’S DISCUSSION AND ANALYSIS

Administrators (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). For a discussion of risks in response to the coronavirus (COVID-19) pandemic, see Pandemic risks in section 10.1.1. of the present document. Unless otherwise stated, the forward-looking information and statements contained in this MD&A are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this MD&A, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in section 10 - Risk Environment, which is incorporated by reference in this cautionary statement. We also caution readers that the risks described in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

FISCAL 2022 RESULTS — 3

KEY PERFORMANCE MEASURES

The reader should note that the Company reports its financial results in accordance with IFRS. However, we use a combination of GAAP, non-GAAP and supplementary financial measures and ratios to assess the Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.

The table below summarizes our most relevant key performance measures:

Profitability

Revenue prior to foreign currency impact (non-GAAP) – is a measure of revenue before foreign currency translation impacts. This is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance and that this measure is useful to investors for the same reason. A reconciliation of the revenue prior to foreign currency impact to its closest IFRS measure can be found in section 3.4. and 5.4. of the present document.

Adjusted EBIT (non-GAAP) – is a measure of earnings excluding acquisition-related and integration costs, net finance costs and income tax expense. Management believes this measure is useful to investors as it best reflects the performance of the Company’s activities and allows for better comparability from period to period as well as to trend analysis. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7. and 5.6. of the present document.

Adjusted EBIT margin (non-GAAP) – is obtained by dividing our adjusted EBIT by our revenue. Management believes this measure is useful to investors as it best reflects the performance of its activities and allows for better comparability from period to period as well as to trend analysis. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7. of the present document.

Net earnings – is a measure of earnings generated for shareholders.

Net earnings margin – is obtained by dividing our net earnings by our revenues. Management believes a percentage of revenue measure is meaningful for better comparability from period to period.

Diluted earnings per share (diluted EPS) – is a measure of net earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised. Please refer to note 21 of our audited consolidated financial statements for additional information on earnings per share.

Net earnings excluding specific items (non-GAAP) – is a measure of net earnings excluding acquisition-related and integration costs. Management believes this measure is useful to investors as it best reflects the Company’s performance and allows for better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. and 5.6.1. of the present document.

Net earnings margin excluding specific items (non-GAAP) – is obtained by dividing our net earnings excluding acquisition-related and integration costs by our revenues. Management believes this measure is useful to investors as it best reflects the Company’s performance and allows for better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. and 5.6.1 of the present document.

4 — MANAGEMENT’S DISCUSSION AND ANALYSIS

Diluted earnings per share excluding specific items (non-GAAP) – is defined as the net earnings excluding specific items on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company’s performance on a per share basis and allows for better comparability from period to period. The diluted earnings per share reported in accordance with IFRS can be found in section 3.8. and 5.6. of the present document while the basic and diluted earnings per share excluding specific items can be found in section 3.8.3. and 5.6.1. of the present document.

Effective tax rate excluding specific items (non-GAAP) - is obtained by dividing income tax expense, excluding tax deductions on acquisition-related and integration costs, by earnings before income taxes excluding specific items. Management believes that this measure allows for better comparability from period to period. A reconciliation of the effective tax rate excluding specific items to its closest IFRS measure can be found in section 3.8.3. and 5.6.1. of the present document.

Liquidity

Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. Management believes strong operating cash flow is indicative of financial flexibility, allowing us to execute the Company’s strategy.

Days sales outstanding (DSO) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by our most recent quarter’s revenue over 90 days. Management tracks this metric closely to ensure timely collection and healthy liquidity. Management believes this measure is useful to investors as it demonstrates the Company’s ability to timely convert its trade receivables and work in progress into cash.

Growth

Constant currency growth (non-GAAP) – is a measure of revenue growth before foreign currency translation impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance and that this measure is useful to investors for the same reason.

Backlog – includes new contract wins, extensions and renewals (bookings), backlog acquired through business acquisitions and adjusted for the backlog consumed during the period as a result of client work performed, cancellation and the impact of foreign currencies to our existing contracts. Bookings and backlog incorporate estimates from management that are subject to change. Management tracks this measure as it is a key indicator of our best estimate of contracted revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

Book-to-bill ratio – is a measure of the proportion of the value of our bookings to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time and management believes that this measure is useful to investors for the same reason. Management’s objective is to maintain a target ratio greater than 100% over a trailing twelve-month period. Management believes that monitoring the Company’s bookings over a longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure

Net debt (non-GAAP) – is obtained by subtracting from our debt and lease liabilities, our cash and cash equivalents, short-term investments, long-term investments and adjusting for fair value of foreign currency derivative financial instruments related to debt. Management uses the net debt metric to monitor the Company’s financial leverage and believes that this metric is useful to investors as it provides insight into its financial strength. A reconciliation of net debt to its closest IFRS measure can be found in section 4.5. of the present document.

FISCAL 2022 RESULTS — 5

Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder’s equity and net debt. Management uses the net debt to capitalization ratio to monitor the proportion of debt versus capital used to finance the Company’s operations and to assess its financial strength. Management believes that this metric is useful to investors for the same reasons.

Return on equity (ROE) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of net earnings for the last twelve months over the last four quarters’ average shareholder’s equity. Management looks at ROE to measure its efficiency at generating net earnings for the Company’s shareholders and how well the Company uses the invested funds to generate net earnings growth and believes that this measure is useful to investors for the same reasons.

Return on invested capital (ROIC) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the net earnings excluding net finance costs after-tax for the last twelve months, over the last four quarters’ average invested capital, which is defined as the sum of shareholder’s’ equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns and believes that this measure is useful to investors for the same reason.

REPORTING SEGMENTS

Effective April 1, 2022, the Company realigned its management structure, resulting in a reorganization and the creation of two new operating segments, namely Scandinavia and Central Europe (Germany, Sweden and Norway) and Northwest and Central-East Europe (primarily Netherlands, Denmark and Czech Republic) collectively formerly known as Scandinavia and Central and Eastern Europe in the prior fiscal year, and, less significantly, the transfer of our Belgium operations from Western and Southern Europe operating segment to the Northwest and Central-East Europe operating segment. As a result, the Company is managed through the following nine operating segments: Western and Southern Europe (primarily France, Spain and Portugal); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; Scandinavia and Central Europe; United Kingdom (U.K.) and Australia; Finland, Poland and Baltics; Northwest and Central-East Europe; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

The Company has restated the segmented information for the comparative periods to conform to the new segmented information structure. Please refer to sections 3.4, 3.6, 5.4 and 5.5 of the present document and to note 28 of our audited consolidated financial statements for additional information on our segments.

6 — MANAGEMENT’S DISCUSSION AND ANALYSIS

MD&A OBJECTIVES AND CONTENTS

In this document, we:

•	Provide a narrative explanation of the audited consolidated financial statements through the eyes of management;

•	Provide the context within which the audited consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance may be indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

FISCAL 2022 RESULTS — 7

Section		Contents		Pages

5.	Fourth Quarter	5.1.	Bookings and Book-to-Bill Ratio	34
	Results	5.2.	Foreign Exchange	35

		5.3.	Revenue Distribution	36

		5.4.	Revenue by Segment	37

		5.5.	Adjusted EBIT by Segment	40

		5.6.	Net Earnings and Earnings Per Share	42

		5.7.	Consolidated Statements of Cash Flows	44

6.	Eight Quarter Summary	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.		46

7.	Changes in Accounting Policies	A summary of the accounting standard changes including those proposed.		48

8.	Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the audited consolidated financial statements.		50

9.	Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.		53

10.	Risk	10.1.	Risks and Uncertainties	55
	Environment	10.2.	Legal Proceedings	69

8 — MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	Corporate Overview

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montréal, Canada, CGI is a leading IT and business consulting services firm with approximately 90,000 consultants and professionals worldwide, whom are called members as they are also owners through our Share Purchase Plan. We use the power of technology to help clients accelerate their holistic digital transformation.

CGI has a people-centered culture, operating where our clients live and work to build trusted relationships and to advance our shared communities. Our consultants are committed to providing actionable insights that help clients achieve business outcomes. They leverage global delivery centers that deliver scale, innovation and delivery excellence for every engagement.

End-to-end services and solutions

CGI delivers end-to-end services that help clients achieve the digital transformation of their value chains. Together, our end-to-end services and solutions help clients design, implement, run and operate the technology critical to achieving their business strategies. Our portfolio encompasses:

i.

Business and strategic IT consulting and systems integration services: CGI helps clients create a path for future growth and sustainable value through business and strategic IT consulting services such as business strategy, business and operating model design, human-centered experience, customer value and operational excellence, organizational change management, sustainability and digital transformation. In the area of systems integration, we help clients accelerate the enterprise modernization of their legacy systems and adopt new technologies to drive innovation and deliver real-time and insight-driven customer and citizen services.

ii.

Managed IT and business process services: Working as an extension of our clients’ organizations, we take on full or partial responsibility for managing their IT functions, freeing them up to focus on their strategic business direction. Our services enable clients to reinvest, alongside CGI, in the successful execution of their digital transformation roadmaps. We help them increase agility, scalability and resilience; deliver operational efficiencies, innovations and reduced costs; and embed security and data privacy controls. Typical services include: application development, modernization and maintenance; holistic enterprise digitization, automation, hybrid and cloud management; and business process services.

iii.

Intellectual property (IP): CGI’s portfolio of IP solutions are highly configurable “business platforms as a service” that are embedded within our end-to-end service offerings and utilize integrated security, data privacy practices and provider-neutral cloud approaches. We invest in, and deliver, market-leading IP to drive business outcomes within each of our target industries. We also collaborate with clients to build and evolve IP-based solutions while enabling a higher degree of flexibility and customization for their unique modernization and digitization needs.

Deep industry and technology expertise

CGI has long-standing and focused practices in all of its core industries, providing clients with a partner that is not only an expert in IT, but also an expert in their respective industries. This combination of business knowledge and digital technology expertise allows us to help our clients navigate complex challenges and focus on value creation. In the process, we evolve the services and solutions we deliver within our targeted industries and provide thought leadership, blueprints, frameworks and technical accelerators that help client evolve their ecosystems.

Our targeted industries include financial services (including banking and insurance), government (including space), manufacturing, retail and distribution (including consumer services, transportation and logistics), communications and utilities (including energy and media), and health (including life sciences). To help orchestrate our global posture across these industries, our leaders regularly participate in cabinet meetings and councils to advance the strategies, services and solutions we deliver to our clients.

FISCAL 2022 RESULTS — 9

Helping clients leverage technology to its fullest

Macro trends such as supply chain reconfiguration, climate change and energy transition, and demographic shifts including aging populations and talent shortages require new business models and ways of working. At the same time, technology is reshaping our future and creating new opportunities.

Accelerating digitization provides the inclusive, economically vibrant, and sustainable future our clients’ customers and citizens demand. Leveraging technology to its fullest helps clients to lead within their industries. Our end-to-end digital services, industry and technology expertise, and operational excellence combine to help clients advance their holistic digital transformation.

Through our proprietary Voice of Our Clients research, we analyzed the characteristics of leading digital organizations and found three common attributes:

•	They have highly agile business models and are better at operating as aligned teams between business and IT.

•	They have been faster in modernizing the entire IT environment—including through automation—while assuring security and data privacy.

•	They are addressing business transformation holistically, including culture change, ecosystem touchpoints, and the integration of sustainability objectives.

Digital leaders across industries seek new ways to evolve their strategy and operational models and use technology and information to improve how they operate, deliver products and services, and create value.

CGI helps clients adopt leading digital attributes and design, manage, protect and evolve their digital value chains to accelerate business outcomes.

Quality processes

Our clients expect consistent service wherever and whenever they engage us. We have an outstanding track record of on-time, within-budget delivery as a result of our commitment to excellence and our robust governance model—CGI’s Management Foundation.

Our Management Foundation provides a common business language, frameworks and practices for managing operations consistently across the globe, driving continuous improvement. We also invest in rigorous quality and service delivery standards including the International Organization for Standardization (ISO) and Capability Maturity Model Integration (CMMI) certification programs, as well as a comprehensive Client Satisfaction Assessment Program, with signed client assessments, to ensure high satisfaction on an ongoing basis.

1.2. VISION AND STRATEGY

CGI is unique compared to most companies, as our vision is based on a dream: “To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.” This dream has motivated us since our founding in 1976 and drives our vision: “To be a global, world-class end-to-end IT and business consulting services leader helping our clients succeed.”

In pursuing our dream and vision, CGI has been highly disciplined throughout its history in executing a Build and Buy profitable growth strategy comprised of four pillars that combine profitable organic growth (Build) and accretive acquisitions (Buy):

    Pillar 1: Win, renew and extend contracts

    Pillar 2: New large managed IT and business process services contracts

These first two pillars relate to driving profitable organic growth through the pursuit of contracts with new and existing clients in our targeted industries. As such, CGI engages with new and existing clients on four levers in our portfolio of end-to-end services and solutions: Business and Strategic IT Consulting, Systems Integration, Managed Services and IP-based

10 — MANAGEMENT’S DISCUSSION AND ANALYSIS

services. Successes in these pillars reflect the strength of our end-to-end portfolio of capabilities, the depth of expertise of our consultants in business and IT, client satisfaction in our delivery excellence, and the appreciation of the proximity model by our clients, both existing and potential.

    Pillar 3: Metro market acquisitions

    Pillar 4: Large, transformational acquisitions

The third and fourth pillars focus on growth through accretive acquisitions. The third pillar for metro market acquisitions complements the proximity model, and helps to provide a fuller range of end-to-end services. The fourth pillar for large transformational acquisitions helps to further expand our geographic footprint and reach the critical mass required to compete for large managed IT and business process services contracts and broaden our client relationships. Both the third and fourth pillars are supported by three levers. First, our range of end-to-end services which allows us to consider a broad range of acquisitions. A second lever is CGI’s industry sector mix, which helps us mirror the IT spend of each metro market over time. A final lever across pillars three and four focuses on IP-based services firms which offer consulting services and managed services that leverage their solutions.

CGI will continue to be a consolidator in the IT and business consulting services industry by being active across these four pillars.

Executing our strategy

CGI’s strategy is executed through a business model that combines client proximity with an extensive global delivery network to deliver the following benefits:

• Local relationships and accountability: We live and work near our clients to provide a high level of responsiveness, partnership, and innovation. Our local CGI members speak our clients’ language, understand their business and industries, and collaborate to meet their goals and advance their business.

• Global reach: Our local presence is complemented by an expansive global delivery network that ensures our clients have 24/7 access to best-fit digital capabilities and resources to meet their end-to-end needs. In addition, clients benefit from our unique combination of industry domain and technology expertise within our global delivery model.

• Committed experts: One of our key strategic goals is to be our clients’ partner and expert of choice. To achieve this, we invest in developing and recruiting professionals with extensive industry, business and in-demand technology expertise. In addition, a majority of CGI consultants and professionals are also owners through our Share Purchase Plan, which, combined with the Profit Participation Plan, provide an added level of commitment to the success of our clients.

• Comprehensive quality processes: CGI’s investment in quality frameworks and rigorous client satisfaction assessments has resulted in a consistent track record of on-time and within-budget project delivery. With regular reviews of engagements and transparency at all levels, the Company ensures that client objectives and its own quality objectives are consistently followed at all times. This thorough process enables CGI to generate continuous improvements for all stakeholders by applying corrective measures as soon as they are required.

• Environmental, Social and Governance (ESG) strategy: At CGI, our ESG strategy is key to contributing to our strategic goal to be recognized by our stakeholders as an engaged, ethical and responsible corporate citizen within our communities. Our commitments align with the United Nations (UN) Global Compact’s 10 principles and we are recognized by leading international indices, including EcoVadis, Carbon Disclosure Project (CDP) and Dow Jones Sustainability Indices (DJSI). We prioritize partnerships with clients, while also collaborating with educational institutions and local organizations, on three global priorities: people, communities and climate. We demonstrate our commitment to a sustainable world through projects delivered in collaboration with clients and through operating practices, supply chain management, and community service activities.

FISCAL 2022 RESULTS — 11

1.3. COMPETITIVE ENVIRONMENT

As the market dynamics and industry trends continue to increase client demand for digitization, CGI is well-positioned to serve as a digital partner and expert of choice. We work with clients across the globe to implement digital strategies, roadmaps and solutions that help clients transform the customer/citizen experience, drive the launch of new products and services, and deliver efficiencies and cost savings.

CGI’s competition is comprised of a variety of firms, from local companies providing specialized services and software, government pure-plays to global business consulting and IT services providers. All of these players are competing to deliver some or all of the services we provide.

Many factors distinguish the industry leaders, including the following:

• Depth and breadth of industry and technology expertise;

• Local presence and strength of client relationships;

• Extensive and flexible global delivery network, including onshore, nearshore and offshore options;

• Breadth of digital IP solutions;

• Total cost of services and value delivered;

• Ability to deliver practical innovation for measurable results; and

• Consistent, on-time, within-budget delivery everywhere the client operates.

CGI is one of the leaders in the industry with respect to the combination of these factors. CGI is one of few firms with the scale, reach, and capabilities to meet clients’ enterprise business and technology needs.

12 — MANAGEMENT’S DISCUSSION AND ANALYSIS

2.	Highlights and Key Performance Measures

2.1. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the years ended September 30,	2022	2021	2020	Change 2022 / 2021	Change 2021 / 2020

In millions of CAD unless otherwise noted

Growth

Revenue	12,867.2	12,126.8	12,164.1	740.4	(37.3)

Year-over-year revenue growth	6.1%	(0.3%)	0.4%	6.4%	(0.7%)

Constant currency year-over-year revenue growth	10.5%	1.1%	(0.1%)	9.4%	1.2%

Backlog	24,055	23,059	22,673	996	386

Bookings	13,966	13,843	11,848	123	1,995

Book-to-bill ratio	108.5%	114.2%	97.4%	(5.7%)	16.8%

Profitability

Adjusted EBIT[1]	2,086.6	1,952.2	1,862.9	134.4	89.3

Adjusted EBIT margin	16.2%	16.1%	15.3%	0.1%	0.8%

Net earnings	1,466.1	1,369.1	1,117.9	97.0	251.2

Net earnings margin	11.4%	11.3%	9.2%	0.1%	2.1%

Diluted EPS (in dollars)	6.04	5.41	4.20	0.63	1.21

Net earnings excluding specific items[1]	1,487.9	1,374.9	1,300.1	113.0	74.8

Net earnings margin excluding specific items	11.6%	11.3%	10.7%	0.3%	0.6%

Diluted EPS excluding specific items (in dollars)[1]	6.13	5.43	4.89	0.70	0.54

Liquidity

Cash provided by operating activities	1,865.0	2,115.9	1,938.6	(250.9)	177.3

As a % of revenue	14.5%	17.4%	15.9%	(2.9%)	1.5%

Days sales outstanding	49	45	47	4	(2)

Capital structure

Net debt	2,946.9	2,535.9	2,777.9	411.0	(242.0)

Net debt to capitalization ratio	28.8%	26.6%	27.7%	2.2%	(1.1%)

Return on equity	20.9%	19.8%	16.0%	1.1%	3.8%

Return on invested capital	15.7%	14.9%	12.1%	0.8%	2.8%

Balance sheet

Cash and cash equivalents, and short-term investments	972.6	1,700.2	1,709.5	(727.6)	(9.3)

Total assets	15,175.4	15,021.0	15,550.4	154.4	(529.4)

Long-term financial liabilities[2]	3,731.3	3,659.8	4,030.6	71.5	(370.8)

[1]	Please refer to sections 3.7. and 3.8.3. of the respective Fiscal years’ MD&A for the reconciliation of non-GAAP financial measures.

[2]	Long-term financial liabilities include the long-term portion of the debt, long-term portion of lease liabilities and the long-term derivative financial instruments.

FISCAL 2022 RESULTS — 13

2.2. STOCK PERFORMANCE

CGI Stock Price (TSX) for the Last Twelve Months

2.2.1. Fiscal 2022 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (TSX) (stock quote – GIB.A) and the New York Stock Exchange (NYSE) (stock quote – GIB) and are included in key indices such as the S&P/TSX 60 Index.

TSX	(CAD)

Open:	108.21

High:	116.00

Low:	95.45

Close:	103.99

CDN average daily trading volumes[1]:	653,488

NYSE	(USD)

Open:	85.14

High:	93.93

Low:	73.76

Close:	75.24

NYSE average daily trading volumes:	171,679

[1]	Includes the average daily volumes of both the TSX and alternative trading systems.

14 — MANAGEMENT’S DISCUSSION AND ANALYSIS

2.2.2. Normal Course Issuer Bid (NCIB)

On February 1, 2022, the Company’s Board of Directors authorized and subsequently received regulatory approval from the TSX for the renewal of CGI’s NCIB which allows for the purchase for cancellation of up to 18,781,981 Class A subordinate voting shares (Class A Shares) representing 10% of the Company’s public float as of the close of business on January 24, 2022. Class A Shares may be purchased for cancellation under the NCIB commencing on February 6, 2022 until no later than February 5, 2023, or on such earlier date when the Company has either acquired the maximum number of Class A Shares allowable under the NCIB or elects to terminate the bid.

During the year ended September 30, 2022, the Company purchased for cancellation 8,773,244 Class A Shares for $908.7 million at a weighted average price of $103.57 under the previous and current NCIB. The purchased shares included 3,968,159 and 938,914 Class A Shares purchased for cancellation on March 1, 2022, and August 1, 2022 respectively, each from Caisse de dépôt et de placement du Québec, for total aggregate cash consideration of $500.0 million. The purchases were made pursuant to two exemption orders issued by the Autorité des marchés financiers and are considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

As at September 30, 2022, of the 8,773,244 Class A Shares purchased for cancellation, 113,405 Class A Shares remain unpaid for $11.7 million.

As at September 30, 2022, the Company could purchase up to 12,319,503 Class A Shares for cancellation under the current NCIB.

2.2.3. Capital Stock and Options Outstanding

The following table provides a summary of the Capital Stock and Options Outstanding as at November 4, 2022:

Capital Stock and Options Outstanding	As at November 4, 2022

Class A subordinate voting shares	211,383,087

Class B multiple voting shares	26,445,706

Options to purchase Class A subordinate voting shares	6,697,421

2.3. COVID-19

At the onset of the COVID-19 pandemic, we established an executive crisis management team and a network of local crisis management teams to closely monitor the evolving COVID-19 pandemic, and to ensure that we were executing on our business continuity plan and working collaboratively with our clients. We established key guidelines and procedures to ensure that our workplace practices are in line with local government recommendations and requirements and are compliant with workplace readiness certifications.

Our executive crisis management team and our network of local crisis management teams have downgraded our pandemic posture, but we continue monitoring of World Health Organization COVID-19 alerts and changes to local health and government COVID-19 guidance/rules that may impact CGI members or CGI’s business. We have defined triggers to reestablish our active crisis management governance if the situation changes.

2.4. UKRAINE CONFLICT

We are closely monitoring the evolving conflict in Ukraine. CGI does not have any established operations in Ukraine, Russia or Belarus. All of our operations in countries in geographic proximity to Ukraine or Russia are being closely monitored. None of the entities in CGI group are subject to any sanctions or related restrictions. After internal review, it is our belief that we do not have any material supply chain, customer base and/or business reliance in Russia or Belarus. Additionally, none of our directors, officers or our principal shareholders are based out of Russia or Belarus.

FISCAL 2022 RESULTS — 15

2.5. INVESTMENT IN SUBSIDIARIES

On October 1, 2021, the Company acquired Array Holding Company, Inc. (Array) a leading digital services provider that optimizes mission performance for the U.S. Department of Defense and other government organizations, based in the United States and headquartered in Greenbelt, Maryland. The acquisition added approximately 275 professionals to the Company.

On October 28, 2021, the Company acquired Cognicase Management Consulting (CMC), a leading provider of technology and management consulting services and solutions, headquartered in Madrid, Spain. The acquisition added approximately 1,500 professionals to the Company.

On February 28, 2022, the Company acquired Unico Computer Systems Pty Ltd (Unico), a technology consultancy and systems integrator, headquartered in Melbourne, Australia. The acquisition added approximately 130 professionals to the Company.

On May 25, 2022, the Company acquired all of the outstanding shares of Harwell Management (Harwell). Based in France, Harwell is a management consulting firm specializing in the financial services industry, headquartered in Paris, France. The acquisition added approximately 150 professionals to the Company.

The Company completed these acquisitions for a total purchase price of $238.4 million.

On March 11, 2022, the Company announced that it had entered into an agreement for the acquisition of all of the shares of Umanis SA (Umanis), a digital company specializing in data, digital and business solutions, headquartered in Paris, France. On May 31, 2022, the Company announced that it had acquired control of Umanis by completing a block purchase representing 72.4% of Umanis’ share capital (excluding treasury shares) and that it had filed with the French financial markets authority (Autorité des Marchés Financiers) the draft mandatory tender offer to purchase the remaining outstanding shares. By July 18, 2022, the Company acquired an aggregate total interest of more than 90.0% of the outstanding shares (excluding treasury shares) and launched a statutory squeeze-out process through which the remaining shares were acquired on July 29, 2022. The transaction values the entire share capital of Umanis at $420.3 million, on a fully diluted basis. This acquisition added approximately 3,000 professionals to the Company.

16 — MANAGEMENT’S DISCUSSION AND ANALYSIS

3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the year were $14.0 billion representing a book-to-bill ratio of 108.5%. The breakdown of the new bookings signed during the year is as follows:

Extensions,		Managed IT		U.S. Commercial and		Government	38%
renewals		and Business		State Government	19%
and add-ons	67%	Process Services	50%			Financial Services	24%
				Western and
New business	33%	Business and		Southern Europe	15%	MRD	20%
		and strategic systems IT consulting integration services	50%	Canada U.K. and Australia	14% 14%	Communications and utilities Health	13% 5%

				U.S. Federal	12%

				Scandinavia and
				Central Europe	12%

				Finland, Poland
				and Baltics	9%

				Northwest and
				Central-East Europe	5%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with managed IT and business process services contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for, an analysis of our revenue. Management however believes that it is a key indicator of potential future revenue.

The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the year ended September 30, 2022	Book-to-bill ratio for the year ended September 30, 2022

Total CGI	13,966,006	108.5%

U.S. Commercial and State Government	2,616,594	117.4%

Western and Southern Europe	2,061,984	97.5%

Canada	2,059,809	95.4%

U.K. and Australia	1,936,503	131.8%

U.S. Federal	1,660,086	94.3%

Scandinavia and Central Europe	1,636,137	99.5%

Finland, Poland and Baltics	1,265,038	165.9%

Northwest and Central-East Europe	729,855	100.4%

FISCAL 2022 RESULTS — 17

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

    Closing foreign exchange rates

As at September 30,	2022	2021	Change

U.S. dollar	1.3756	1.2676	8.5%

Euro	1.3454	1.4678	(8.3%)

Indian rupee	0.0169	0.0171	(1.2%)

British pound	1.5310	1.7075	(10.3%)

Swedish krona	0.1236	0.1447	(14.6%)

    Average foreign exchange rates

For the year ended September 30,	2022	2021	Change

U.S. dollar	1.2777	1.2643	1.1%

Euro	1.3833	1.5110	(8.5%)

Indian rupee	0.0166	0.0172	(3.5%)

British pound	1.6333	1.7302	(5.6%)

Swedish krona	0.1328	0.1484	(10.5%)

18 — MANAGEMENT’S DISCUSSION AND ANALYSIS

3.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the year:

Managed IT and Business Process Services	54%	U.S. Canada	31% 17%	Government Financial Services	35% 23%

Business and strategic IT consulting and systems integration services	46%	France U.K. Germany	14% 11% 6%	MRD Communications and utilities Health	23% 13% 6%
		Finland	6%

		Sweden	5%

		Rest of the world	10%

3.3.1. Client Concentration

IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 13.3% of our revenue for Fiscal 2022 as compared to 12.8% for Fiscal 2021.

FISCAL 2022 RESULTS — 19

3.4. REVENUE BY SEGMENT

Our segments are reported based on where the client’s work is delivered from within our geographic delivery model.

The table below provides a summary of the year-over-year changes in our revenue, in total and by segment before eliminations, separately showing the impacts of foreign currency exchange rate variations between Fiscal 2022 and Fiscal 2021. The Fiscal 2021 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rates.

				Change

For the year ended September 30,	2022		2021	$	%

In thousands of CAD except for percentages

Total CGI revenue	12,867,201		12,126,793	740,408	6.1%

Variation prior to foreign currency impact	10.5%

Foreign currency impact	(4.4%	)

Variation over previous period	6.1%

Western and Southern Europe

Revenue prior to foreign currency impact	2,351,622		1,917,760	433,862	22.6%

Foreign currency impact	(199,509)

Western and Southern Europe revenue	2,152,113		1,917,760	234,353	12.2%

U.S. Commercial and State Government

Revenue prior to foreign currency impact	2,053,480		1,800,747	252,733	14.0%

Foreign currency impact	21,841

U.S. Commercial and State Government revenue	2,075,321		1,800,747	274,574	15.2%

Canada

Revenue prior to foreign currency impact	1,981,617		1,755,804	225,813	12.9%

Foreign currency impact	(237)

Canada revenue	1,981,380		1,755,804	225,576	12.8%

U.S. Federal

Revenue prior to foreign currency impact	1,732,272		1,607,431	124,841	7.8%

Foreign currency impact	18,630

U.S. Federal revenue	1,750,902		1,607,431	143,471	8.9%

Scandinavia and Central Europe

Revenue prior to foreign currency impact	1,728,366		1,663,470	64,896	3.9%

Foreign currency impact	(157,248)

Scandinavia and Central Europe revenue	1,571,118		1,663,470	(92,352)	(5.6%	)

U.K. and Australia revenue

Revenue prior to foreign currency impact	1,370,299		1,355,603	14,696	1.1%

Foreign currency impact	(79,174)

U.K. and Australia revenue	1,291,125		1,355,603	(64,478)	(4.8%	)

Finland, Poland and Baltics

Revenue prior to foreign currency impact	796,991		768,994	27,997	3.6%

Foreign currency impact	(67,967)

Finland, Poland and Baltics revenue	729,024		768,994	(39,970)	(5.2%	)

20 — MANAGEMENT’S DISCUSSION AND ANALYSIS

			Change
For the year ended September 30,
	2022	2021	$	%

In thousands of CAD except for percentages

Northwest and Central-East Europe

Revenue prior to foreign currency impact	752,266	716,183	36,083	5.0%

Foreign currency impact	(59,407)

Northwest and Central-East Europe revenue	692,859	716,183	(23,324)	(3.3%	)

Asia Pacific

Revenue prior to foreign currency impact	826,603	680,554	146,049	21.5%

Foreign currency impact	(26,942)

Asia Pacific revenue	799,661	680,554	119,107	17.5%

Eliminations	(176,302)	(139,753)	(36,549)	26.2%

For the year ended September 30, 2022, revenue was $12,867.2 million, an increase of $740.4 million or 6.1% over the same period last year. On a constant currency basis, revenue increased by $1,276.7 million or 10.5%. The increase was mainly due to organic growth across all vertical markets, as well as recent business acquisitions.

3.4.1. Western and Southern Europe

For the year ended September 30, 2022, revenue in our Western and Southern Europe segment was $2,152.1 million, an increase of $234.4 million or 12.2% over the same period last year. On a constant currency basis, revenue increased by $433.9 million or 22.6%. The increase in revenue was mainly due to recent business acquisitions, as well as the result of organic growth across all vertical markets, predominantly within the MRD vertical market.

On a client geographic basis, the top two Western and Southern Europe vertical markets were MRD and financial services, generating combined revenues of approximately $1,319 million for the year ended September 30, 2022.

3.4.2. U.S. Commercial and State Government

For the year ended September 30, 2022, revenue in our U.S. Commercial and State Government segment was $2,075.3 million, an increase of $274.6 million or 15.2% over the same period last year. On a constant currency basis, revenue increased by $252.7 million or 14.0%. The increase in revenue was mainly the result of organic growth across all vertical markets, predominantly within financial services with additional IP solutions, and business acquisitions.

On a client geographic basis, the top two U.S. Commercial and State Government vertical markets were financial services and government, generating combined revenues of approximately $1,306 million for the year ended September 30, 2022.

3.4.3. Canada

For the year ended September 30, 2022, revenue in our Canada segment was $1,981.4 million, an increase of $225.6 million or 12.8% compared to the same period last year. On a constant currency basis, revenue increased by $225.8 million or 12.9%. The increase was due to organic growth across all vertical markets, mainly in financial services including an increase in IP services and solutions.

On a client geographic basis, the top two Canada vertical markets were financial services, and communications and utilities, generating combined revenues of approximately $1,382 million for the year ended September 30, 2022.

3.4.4. U.S. Federal

For the year ended September 30, 2022, revenue in our U.S. Federal segment was $1,750.9 million, an increase of $143.5 million or 8.9% over the same period last year. On a constant currency basis, revenue increased by $124.8 million or 7.8%. The increase in revenue was mainly due to managed services expansion, higher transaction volumes related to our IP business process services, and the Array acquisition. This was partially offset by the completion of contracts and an adjustment due to a reevaluation of cost to complete on a project.

For the year ended September 30, 2022, 88% of revenues within the U.S. Federal segment were federal civilian based.

FISCAL 2022 RESULTS — 21

3.4.5. Scandinavia and Central Europe

For the year ended September 30, 2022, revenue in our Scandinavia and Central Europe segment was $1,571.1 million, a decrease of $92.4 million or 5.6% over the same period last year. On a constant currency basis, revenue increased by $64.9 million or 3.9%. The increase was largely driven by the organic growth in government and MRD vertical markets, and a favourable contract settlement.

On a client geographic basis, the top two Scandinavia and Central Europe vertical markets were MRD and government, generating combined revenues of approximately $1,135 million for the year ended September 30, 2022.

3.4.6. U.K. and Australia

For the year ended September 30, 2022, revenue in our U.K. and Australia segment was $1,291.1 million, a decrease of $64.5 million or 4.8% over the same period last year. On a constant currency basis, revenue increased by $14.7 million or 1.1%. The increase in revenue was due to the Unico acquisition, organic growth within the government, and communications and utilities vertical markets. This was in part offset by the successful completion and related ramp down of projects within the MRD vertical market.

On a client geographic basis, the top two U.K. and Australia vertical markets were government and communications and utilities, generating combined revenues of $1,051 million for the year ended September 30, 2022.

3.4.7. Finland, Poland and Baltics

For the year ended September 30, 2022, revenue in our Finland, Poland and Baltics segment was $729.0 million, a decrease of $40.0 million or 5.2% over the same period last year. On a constant currency basis, revenue increased by $28.0 million or 3.6%. The increase was driven by organic growth across most vertical markets, largely within government including higher transaction volumes and related IP services.

On a client geographic basis, the top two Finland, Poland and Baltics vertical markets were government and financial services, generating combined revenues of approximately $442 million for the year ended September 30, 2022.

3.4.8. Northwest and Central-East Europe

For the year ended September 30, 2022, revenue in our Northwest and Central-East Europe segment was $692.9 million, a decrease of $23.3 million or 3.3% over the same period last year. On a constant currency basis, revenue increased by $36.1 million or 5.0%. The increase in revenue was primarily due to the organic growth within financial services, including higher IP service and solutions, government and MRD vertical markets. This was in part offset by successful projects completion within the health vertical market.

On a client geographic basis, the top two Northwest and Central-East Europe vertical markets were MRD and government, generating combined revenues of approximately $450 million for the year ended September 30, 2022.

3.4.9. Asia Pacific

For the year ended September 30, 2022, revenue in our Asia Pacific segment was $799.7 million, an increase of $119.1 million or 17.5% over the same period last year. On a constant currency basis, revenue increased by $146.0 million or 21.5%. This growth was mainly driven by the increasing demand for our offshore delivery centers, predominantly within the financial services, communications and utilities, and MRD vertical markets.

22 — MANAGEMENT’S DISCUSSION AND ANALYSIS

3.5. OPERATING EXPENSES

For the year ended September 30,					Change
	2022	% of Revenue	2021	% of Revenue	$	%

In thousands of CAD except for percentages

Costs of services, selling and administrative	10,776,564	83.8%	10,178,164	83.9%	598,400	(0.1%)

Foreign exchange loss (gain)	4,001	0.0%	(3,532)	0.0%	7,533	0.0%

3.5.1. Costs of Services, Selling and Administrative

For the year ended September 30, 2022, costs of services, selling and administrative expenses amounted to $10,776.6 million, an increase of $598.4 million over the same period last year. As a percentage of revenue, costs of services, selling and administrative expenses decreased to 83.8% from 83.9%. As a percentage of revenue, costs of services decreased compared to the same period last year primarily due to IP services and solutions and the growth in managed services in Asia Pacific. As a percentage of revenue, selling and administrative expenses increased compared to the same period last year mainly due to the Umanis acquisition, which is in the process of being integrated to achieve planned synergies, and the expected increase of travel costs in support of business development.

During the year ended September 30, 2022, the translation of the results of our foreign operations from their local currencies to the Canadian dollar favourably impacted costs by $465.6 million, which was offset by the unfavourable translation impact of $536.3 million on our revenue.

3.5.2. Foreign Exchange Loss

During the year ended September 30, 2022, CGI incurred $4.0 million of foreign exchange losses, mainly driven by the timing of payments combined with the volatility of foreign exchange rates. The Company, in addition to its natural hedges, uses derivatives as a strategy to manage its exposure, to the extent possible.

FISCAL 2022 RESULTS — 23

3.6. ADJUSTED EBIT BY SEGMENT

For the year ended September 30,			Change

	2022	2021	$	%

In thousands of CAD except for percentages

Western and Southern Europe	289,730	269,350	20,380	7.6%

As a percentage of segment revenue	13.5%	14.0%

U.S. Commercial and State Government	304,767	281,217	23,550	8.4%

As a percentage of segment revenue	14.7%	15.6%

Canada	463,289	390,370	72,919	18.7%

As a percentage of segment revenue	23.4%	22.2%

U.S. Federal	276,395	252,657	23,738	9.4%

As a percentage of segment revenue	15.8%	15.7%

Scandinavia and Central Europe	125,728	138,191	(12,463)	(9.0%)

As a percentage of segment revenue	8.0%	8.3%

U.K. and Australia	200,117	218,624	(18,507)	(8.5%)

As a percentage of segment revenue	15.5%	16.1%

Finland, Poland and Baltics	96,651	114,358	(17,707)	(15.5%)

As a percentage of segment revenue	13.3%	14.9%

Northwest and Central East-Europe	88,287	79,898	8,389	10.5%

As a percentage of segment revenue	12.7%	11.2%

Asia Pacific	241,672	207,496	34,176	16.5%

As a percentage of segment revenue	30.2%	30.5%

Adjusted EBIT	2,086,636	1,952,161	134,475	6.9%

Adjusted EBIT margin	16.2%	16.1%

Adjusted EBIT for the year was $2,086.6 million, an increase of $134.5 million from 2021. The adjusted EBIT margin increased to 16.2% from 16.1% for the same period last year. The increase in adjusted EBIT margin was primarily due to organic growth in all vertical markets and in IP services and solutions. This was partially offset by costs of assimilating new hires, the dilutive impacts of the recent acquisitions, which are in the process of being integrated to achieve its planned synergies and the expected increase of travel costs in support of business development.

3.6.1. Western and Southern Europe

For the year ended September 30, 2022, adjusted EBIT in the Western and Southern Europe segment was $289.7 million, an increase of $20.4 million when compared to the same period last year. Adjusted EBIT margin decreased to 13.5% from 14.0%. The change in adjusted EBIT margin was primarily due to the temporary dilutive impact of the recent business acquisitions which are in the process of being integrated to achieve planned synergies, as well as additional tax credits in the prior year. This was partially offset by the organic growth across all vertical markets.

3.6.2. U.S. Commercial and State Government

For the year ended September 30, 2022, adjusted EBIT in the U.S. Commercial and State Government segment was $304.8 million, an increase of $23.6 million when compared to the same period last year. Adjusted EBIT margin decreased to 14.7% from 15.6%. The change in adjusted EBIT was mainly due to additional R&D tax credits in the prior year, combined with costs of assimilating new hires in response to high demand. This was partially offset by organic growth within the financial services vertical market including IP solutions.

24 — MANAGEMENT’S DISCUSSION AND ANALYSIS

3.6.3. Canada

For the year ended September 30, 2022, adjusted EBIT in the Canada segment was $463.3 million, an increase of $72.9 million when compared to the same period last year. Adjusted EBIT margin increased to 23.4% from 22.2%. The increase was primarily due to organic growth across most vertical markets mainly in MRD vertical market, an impact of a favourable supplier contract adjustment, and an increase in IP services and solutions. This was offset in part by costs of assimilating new hires in response to high demand, mainly within the financial services vertical market.

3.6.4. U.S. Federal

For the year ended September 30, 2022, adjusted EBIT in the U.S. Federal segment was $276.4 million, an increase of $23.7 million when compared to the same period last year. Adjusted EBIT margin increased to 15.8% from 15.7%. The increase was primarily due to the same factors as revenue offset by higher performance based compensation and additional tax credits in the prior year.

3.6.5. Scandinavia and Central Europe

For the year ended September 30, 2022, adjusted EBIT in the Scandinavia and Central Europe segment was $125.7 million, a decrease of $12.5 million when compared to the same period last year. Adjusted EBIT margin decreased to 8.0% from 8.3%. The change was primarily due to the optimization of our infrastructure business, partially offset by a favourable contract settlement.

3.6.6. U.K. and Australia

For the year ended September 30, 2022, adjusted EBIT in the U.K. and Australia segment was $200.1 million, a decrease of $18.5 million when compared to the same period last year. Adjusted EBIT margin decreased to 15.5% from 16.1%. This change was mainly due to the successful completion of projects within the MRD vertical market, and the temporary dilutive impact of the Unico acquisition, which is in the process of being integrated to achieve its planned synergies.

3.6.7. Finland, Poland and Baltics

For the year ended September 30, 2022 adjusted EBIT in our Finland, Poland and Baltics segment was $96.7 million, a decrease of $17.7 million, when compared to the same period last year. Adjusted EBIT margin decreased to 13.3% from 14.9%. The decrease in adjusted EBIT margin was mainly due to the costs associated with the start up of a large new managed IT services contract and the prior year payroll tax relief. This was partially offset by a prior year asset impairment.

3.6.8. Northwest and Central-East Europe

For the year ended September 30, 2022, adjusted EBIT in the Northwest and Central-East Europe segment was $88.3 million, an increase of $8.4 million when compared to the same period last year. Adjusted EBIT margin increased to 12.7% from 11.2%. The increase in adjusted EBIT margin was primarily due to the same factors as revenue.

3.6.9. Asia Pacific

For the year ended September 30, 2022, adjusted EBIT in the Asia Pacific segment was $241.7 million, an increase of $34.2 million when compared to the same period last year. Adjusted EBIT margin decreased to 30.2% from 30.5%. The change in adjusted EBIT margin was mostly due to temporary lower billable utilization, related to the costs of assimilating new hires in response to high demand. This was partially offset by increasing demand for our offshore delivery centers, predominantly within the financial services, communications and utilities, and MRD vertical markets, and facility optimization.

FISCAL 2022 RESULTS — 25

3.7. EARNINGS BEFORE INCOME TAXES

The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS:

					Change

For the years ended September 30,		% of		% of

	2022	Revenue	2021	Revenue	$	%

In thousands of CAD except for percentage

Adjusted EBIT	2,086,636	16.2%	1,952,161	16.1%	134,475	0.1%

Minus the following items:

Acquisition-related and integration costs	27,654	0.2%	7,371	0.1%	20,283	0.1%

Net finance costs	92,023	0.7%	106,798	0.9%	(14,775)	(0.2%)

Earnings before income taxes	1,966,959	15.3%	1,837,992	15.2%	128,967	0.1%

3.7.1. Acquisition-Related and Integration Costs

For the years ended September 30, 2022 and 2021, the Company incurred $27.7 million and $7.4 million, respectively, of acquisition-related and integration costs for the integration towards the CGI operating model. These costs are mainly related to professional fees incurred for the acquisitions, terminations of employment, leases of vacated premises, training and integration costs.

3.7.2. Net Finance Costs

Net finance costs mainly include interest on our long-term debt and lease liabilities. For the year ended September 30, 2022, the net finance costs decreased by $14.8 million, mainly due to lower interest charges related to our unsecured notes, primarily as a result of the scheduled repayments.

26 — MANAGEMENT’S DISCUSSION AND ANALYSIS

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the year ended September 30,			Change

	2022	2021	$	%

In thousands of CAD except for percentage and shares data

Earnings before income taxes	1,966,959	1,837,992	128,967	7.0%

Income tax expense	500,817	468,920	31,897	6.8%

Effective tax rate	25.5%	25.5%

Net earnings	1,466,142	1,369,072	97,070	7.1%

Net earnings margin	11.4%	11.3%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	239,262,004	249,119,219	(9,857,215)	(4.0%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	242,867,445	253,088,880	(10,221,435)	(4.0%)

Earnings per share (in dollars)

Basic	6.13	5.50	0.63	11.5%

Diluted	6.04	5.41	0.63	11.6%

3.8.1. Income Tax Expense

For the year ended September 30, 2022, income tax expense was $500.8 million compared to $468.9 million over the same period last year, while our effective tax rate remained at 25.5%.

When excluding tax effects from acquisition-related and integration costs, the effective tax rate decreased from 25.5% to 25.4% for the year ended September 30, 2022 compared to the year ended September 30, 2021. The decrease is mainly attributable to a tax rate decrease in France, partly offset by a different profitability mix in certain geographies.

The table in section 3.8.3. shows the year-over-year comparison of the tax rate with the impact of specific items removed.

Based on the enacted rates at the end of Fiscal 2022 and our current profitability mix, we expect our effective tax rate before specific items to be in the range of 24.5% to 26.5% in subsequent periods.

3.8.2. Weighted Average Number of Shares

For Fiscal 2022, CGI’s basic and diluted weighted average number of shares decreased compared to Fiscal 2021 due to the impact of the purchase for cancellation of Class A Shares, partly offset by the grant and the exercise of stock options. Please refer to notes 19, 20 and 21 of our audited consolidated financial statements for additional information.

FISCAL 2022 RESULTS — 27

3.8.3. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items namely, acquisition-related and integration costs.

For the year ended September 30,			Change

	2022	2021	$	%

In thousands of CAD except for percentages and shares data

Earnings before income taxes	1,966,959	1,837,992	128,967	7.0%

Add back:

Acquisition-related and integration costs	27,654	7,371	20,283	275.2%

Earnings before income taxes excluding specific items	1,994,613	1,845,363	149,250	8.1%

Income tax expense	500,817	468,920	31,897	6.8%

Effective tax rate	25.5%	25.5%

Add back:

Tax deduction on acquisition-related and integration costs	5,942	1,570	4,372	278.5%

Impact on effective tax rate	(0.1%)	—%

Income tax expense excluding specific items	506,759	470,490	36,269	7.7%

Effective tax rate excluding specific items	25.4%	25.5%

Net earnings excluding specific items	1,487,854	1,374,873	112,981	8.2%

Net earnings margin excluding specific items	11.6%	11.3%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	239,262,004	249,119,219		(4.0%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	242,867,445	253,088,880		(4.0%)

Earnings per share excluding specific items (in dollars)

Basic	6.22	5.52	0.70	12.7%

Diluted	6.13	5.43	0.70	12.9%

28 — MANAGEMENT’S DISCUSSION AND ANALYSIS

4.	Liquidity

4.1. CONSOLIDATED STATEMENTS OF CASH FLOWS

CGI’s growth is financed through a combination of cash flow from operations, drawing on our unsecured committed revolving credit facility, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2022, cash and cash equivalents were $966.5 million. Cash included in funds held for clients was $504.7 million. The following table provides a summary of the generation and use of cash for the years ended September 30, 2022 and 2021.

For the year ended September 30,	2022	2021	Change

In thousands of CAD

Cash provided by operating activities	1,864,998	2,115,928	(250,930)

Cash used in investing activities	(911,947)	(388,507)	(523,440)

Cash used in financing activities	(1,591,098)	(1,782,497)	191,399

Effect of foreign exchange rate changes on cash and cash equivalents	(46,500)	(73,884)	27,384

Net decrease in cash, cash equivalents and cash included in funds held for clients	(684,547)	(128,960)	(555,587)

4.1.1. Cash Provided by Operating Activities

For the year ended September 30, 2022, cash provided by operating activities was $1,865.0 million or 14.5% of revenue compared to $2,115.9 million or 17.4% of revenues for the same period last year. The following table provides a summary of the generation and use of cash from operating activities:

For the year ended September 30,	2022	2021	Change

In thousands of CAD

Net earnings	1,466,142	1,369,072	97,070

Amortization, depreciation and impairment	474,622	510,570	(35,948)

Other adjustments[1]	35,127	21,422	13,705

Cash flow from operating activities before net change in non-cash working capital items	1,975,891	1,901,064	74,827

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	(120,393)	7,617	(128,010)

Accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, provisions and long-term liabilities	(4,876)	190,735	(195,611)

Other[2]	14,376	16,512	(2,136)

Net change in non-cash working capital items	(110,893)	214,864	(325,757)

Cash provided by operating activities	1,864,998	2,115,928	(250,930)

[1]	Comprised of deferred income tax recovery, foreign exchange (gain) loss, share-based payment costs and gain on lease terminations and sale of property, plant and equipment.
[2]	Comprised of prepaid expenses and other assets, long-term financial assets, income taxes, derivative financial instruments and retirement benefits obligations.

For the year ended September 30, 2022, cash provided by operating activities was $1,865.0 million, down $250.9 million for the same period last year, mainly due to the net change in non-cash working capital items. The net change in non-cash working capital items of $110.9 million for the year ended September 30, 2022 was mostly due to the increase in our DSO.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

FISCAL 2022 RESULTS — 29

4.1.2. Cash Used in Investing Activities

For the year ended September 30, 2022, $911.9 million was used in investing activities, while $388.5 million was used over the same period last year.

The following table provides a summary of the use of cash from investing activities:

For the year ended September 30,	2022	2021	Change

In thousands of CAD

Business acquisitions	(571,911)	(98,926)	(472,985)

Purchase of property, plant and equipment	(156,136)	(121,806)	(34,330)

Proceeds from sale of property, plant and equipment	3,790	—	3,790

Additions to contract costs	(84,283)	(65,001)	(19,282)

Additions to intangible assets	(137,621)	(113,934)	(23,687)

Net change in short-term investments and purchase of long-term investments	34,214	11,160	23,054

Cash used in investing activities	(911,947)	(388,507)	(523,440)

The increase of $523.4 million in cash used in investing activities during the year ended September 30, 2022 was mainly due to business acquisitions, as well as more investments in computer equipment to support our growth and in our business solutions.

4.1.3. Cash Used in Financing Activities

For the year ended September 30, 2022, $1,591.1 million was used in financing activities while $1,782.5 million was used over the same period last year.

The following table provides a summary of the use of cash from financing activities:

For the year ended September 30,	2022	2021	Change

In thousands of CAD

Increase of long-term debt	—	1,885,262	(1,885,262)

Repayment of long-term debt	(401,654)	(1,888,777)	1,487,123

Settlement of derivative financial instruments	6,258	(6,992)	13,250

Payment of lease liabilities	(153,996)	(169,674)	15,678

Repayment of debt assumed from business acquisitions	(113,036)	—	(113,036)

Purchase of Class A subordinate voting shares held in trusts	(70,303)	(31,404)	(38,899)

Purchase and cancellation of Class A subordinate voting shares	(913,388)	(1,502,824)	589,436

Issuance of Class A subordinate voting shares	41,691	61,133	(19,442)

Net change in client’s funds obligation	13,330	(129,221)	142,551

Cash used in financing activities	(1,591,098)	(1,782,497)	191,399

For the year ended September 30, 2022, we repaid $401.7 million of our long-term debt, mainly driven by the scheduled repayments of senior unsecured notes in the amount of $384.6 million (US$300.0 million). In addition, we paid $154.0 million of lease liabilities and used $113.0 million to repay debt assumed from business acquisitions. For the year ended September 30, 2021, we increased our long-term debt by $1,885.3 million, mainly driven by the issuance of senior unsecured notes for the amount of $1,847.3 million and repaid $1,888.8 million of our long-term debt mainly driven by the repayment in full of the 2020 Term Loan in the amount of $1,583.5 million (US$1,250.0 million), and the scheduled repayments of senior unsecured notes in the amount of $259.7 million. We also paid $169.7 million of lease liabilities.

For the year ended September 30, 2022, $70.3 million was used to purchase Class A Shares in connection with the Performance Share Unit Plans (PSU Plans) compared to $31.4 million during the year ended September 30, 2021. More

30 — MANAGEMENT’S DISCUSSION AND ANALYSIS

information concerning the PSU Plans can be found in note 20 of the Company’s audited consolidated financial statements for the year ended September 30, 2022 and 2021.

For the year ended September 30, 2022, $913.4 million was used for the purchase for cancellation of 8,809,839 Class A Shares, compared to $1,502.8 million for the purchase for cancellation of 15,310,465 Class A Shares over the same period last year.

For the year ended September 30, 2022, we received $41.7 million in proceeds from the exercise of stock options, compared to $61.1 million during the year ended September 30, 2021.

In addition, for the year ended September 30, 2022, the increase in net change in client’s funds obligation of $13.0 million and the decrease of $129.2 million for the year ended September 30, 2021 was due to the timing of inflows from our clients and related payments to our clients’ employees and other payees.

4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents

For the year ended September 30, 2022, the effect of foreign exchange rate changes on cash and cash equivalents had an unfavourable impact of $46.5 million. This amount had no effect on net earnings as it was recorded in other comprehensive income.

4.2. CAPITAL RESOURCES

As at September 30, 2022	Available

In thousands of CAD

Cash and cash equivalents	966,458

Short-term investments	6,184

Long-term investments	16,826

Unsecured committed revolving credit facility[1]	1,495,730

Total[2]	2,485,198

[1]	As at September 30, 2022, letters of credit in the amount of $4.3 million were outstanding against the $1.5 billion unsecured committed revolving credit facility.
[2]	Excludes cash and long-term bonds included in funds held for clients for $504.7 million and $94.1 million, respectively.

As at September 30, 2022, cash and cash equivalents and investments represented $989.5 million.

Cash equivalents include term deposits, all with maturities of 90 days or less. Short-term and long-term investments include corporate bonds with maturities ranging from 91 days to five years, with a credit rating of A- or higher.

As at September 30, 2022, the aggregate amount of the capital resources available to the Company was $2,485.2 million. Certain long-term debt agreements contain covenants, which require us to maintain certain financial ratios. As at September 30, 2022, CGI was in compliance with these covenants.

Total debt decreased by $134.7 million to $3,267.0 million as at September 30, 2022 compared to $3,401.7 million as at September 30, 2021. The variance was mainly due to the scheduled repayments of senior unsecured notes in the amount of $384.6 million (US$300.0 million), partially offset by a foreign exchange translation impact of $207.6 million and debt assumed from business acquisitions for $36.0 million. On November 1, 2022, the unsecured committed revolving credit facility was extended by one year to November 2027 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants.

As at September 30, 2022, CGI was showing a positive working capital (total current assets minus total current liabilities) of $699.7 million. The Company also had $1,495.7 million available under its unsecured committed revolving credit facility and is generating a significant level of cash, which CGI’s management currently considers will allow the Company to fund its operations while maintaining adequate levels of liquidity.

The tax implications and impact related to the repatriation of cash will not materially affect the Company’s liquidity.

FISCAL 2022 RESULTS — 31

4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations which have various expiration dates, primarily related to long-term debt and the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements.

Commitment type	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

In thousands of CAD

Long-term debt	3,267,034	93,447	1,178,103	863,125	1,132,359

Estimated interest on long-term debt	313,496	87,287	100,508	62,479	63,222

Lease liabilities	709,201	157,944	254,219	146,694	150,344

Estimated interest on lease liabilities	99,244	24,871	40,798	20,154	13,421

Long-term service agreements	250,049	146,662	83,065	20,322	—

Total[1]	4,639,024	510,211	1,656,693	1,112,774	1,359,346

[1]	Excludes Clients’ funds obligations for an amount of $604.4 million payable in less than 1 year.

4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

We use various financial instruments to help us manage our exposure to fluctuations of foreign currency exchange rates and interest rates. Please refer to note 31 of our audited consolidated financial statements for additional information on our financial instruments and hedging transactions.

32 — MANAGEMENT’S DISCUSSION AND ANALYSIS

4.5. SELECTED MEASURES OF CAPITAL RESOURCES AND LIQUIDITY

As at September 30,	2022	2021

In thousands of CAD except for percentages

Reconciliation between net debt and long-term debt and lease liabilities[1]:

Net debt	2,946,908	2,535,861

Add back:

Cash and cash equivalents	966,458	1,699,206

Short-term investments	6,184	1,027

Long-term investments	16,826	19,354

Fair value of foreign currency derivative financial instruments related to debt	39,859	(76,852)

Long-term debt and lease liabilities [1]	3,976,235	4,178,596

Net debt to capitalization ratio	28.8%	26.6%

Return on equity	20.9%	19.8%

Return on invested capital	15.7%	14.9%

Days sales outstanding	49	45

[1]

As at September 30, 2022, long-term debt and lease liabilities were $3,267.0 million ($3,401.7 million as at September 30, 2021) and $709.2 million ($776.9 million as at September 30, 2021), respectively, including their current portions.

We use the net debt to capitalization ratio as an indication of our financial leverage in order to realize our Build and Buy strategy (please refer to section 1.2. of the present document for additional information on our Build and Buy strategy). The net debt to capitalization ratio increased to 28.8% in Fiscal 2022 from 26.6% in Fiscal 2021 mostly due by the repurchase of shares and investments in our business acquisitions, partially offset by our cash generation during the last four quarters.

ROE is a measure of the return we are generating for our shareholders. ROE increased to 20.9% in Fiscal 2022 from 19.8% in Fiscal 2021. The increase was mainly due to higher net earnings and, to a lesser extent, the impact of repurchased shares and the impact of translating financial statements of our foreign operations over the last four quarters.

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital ratio increased to 15.7% in Fiscal 2022 from 14.9% in Fiscal 2021. The increase in ROIC was mainly the result of higher net earnings excluding net finance costs after-tax over the last four quarters.

DSO increased to 49 days at the end of Fiscal 2022 when compared to 45 days in Fiscal 2021. This increase is mainly due to the impacts from recent acquisitions which are in the process of being integrated and foreign exchange fluctuations. The Company maintains a target DSO of 45 days.

FISCAL 2022 RESULTS — 33

4.6. GUARANTEES

In the normal course of operations, we may enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.

In connection with sales of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches in our contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure, others do not specify a maximum amount or a maturity date. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2022. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its audited consolidated financial statements.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once we are awarded the bid. We would also be liable for the performance bonds in the event of a default in the performance of our obligations. As at September 30, 2022, we had committed a total of $19.3 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a bid or performance bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

4.7. CAPABILITY TO DELIVER RESULTS

CGI’s management believes that the Company has sufficient capital resources to support ongoing business operations and execute our Build and Buy growth strategy. Our principal and most accretive uses of cash are: to invest in our business (procuring new large managed IT and business process services contracts and developing business and IP solutions); to pursue accretive acquisitions; to purchase for cancellation Class A Shares and pay down debt. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in Fiscal 2023.

To successfully implement the Company’s strategy, CGI relies on a strong leadership team, supported by highly knowledgeable members with relevant relationships and significant experience in both IT and our targeted industries. CGI fosters leadership development through the CGI Leadership Institute ensuring continuity and knowledge transfer across the organization. For key positions, a detailed succession plan is established and revised frequently.

As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program allows us to attract and retain the best talent as it provides competitive compensation and benefits, a favourable working environment, training programs and career development opportunities. Employee satisfaction is monitored annually through a Company-wide survey. In addition, a majority of our professionals are owners of CGI through our Share Purchase Plan, which, along with our Profit Participation Plan, allows them to share in the Company’s success, further aligning stakeholder interests.

In addition to capital resources and talent, CGI has established the Management Foundation, which encompasses governance policies, organizational models and sophisticated management frameworks for our business units and corporate processes. This robust governance model provides a common business language for managing all operations consistently across the globe, driving a focus on continuous improvement. CGI’s operations maintain appropriate certifications in accordance with service requirements such as ISO and CMMI certification programs.

34 — MANAGEMENT’S DISCUSSION AND ANALYSIS

5.	Fourth Quarter Results

5.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the quarter ended September 30, 2022 were $3.6 billion representing a book-to-bill ratio of 112.0%. The breakdown of the new bookings signed during the quarter is as follows:

Extensions, renewals and add-ons	63%	Managed IT and Business Process Services	52%	U.S. Commercial and State Government	21%	Government	34%
New business	37%	Business and strategic IT		Canada	16%	Financial Services	28%
		consulting and systems integration services	48%	U.S. Federal	15%	MRD	21%
				U.K. and Australia	14%	Communication & Utilities	12%
				Western and Southern Europe	14%	Health	5%
				Scandinavia and Central Europe	9%
				Finland, Poland and Baltics	6%
				Northwest and Central-East Europe	5%

The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the three months ended September 30, 2022	Bookings for the year ended September 30, 2022	Book-to-bill ratio for the year ended September 30, 2022

Total CGI	3,636,495	13,966,006	108.5%

U.S. Commercial and State Government	754,996	2,616,594	117.4%

Canada	569,124	2,059,809	95.4%

U.S. Federal	561,208	1,660,086	94.3%

U.K. and Australia	522,645	1,936,503	131.8%

Western and Southern Europe	515,637	2,061,984	97.5%

Scandinavia and Central Europe	340,914	1,636,137	99.5%

Finland, Poland and Baltics	201,967	1,265,038	165.9%

Northwest and Central-East Europe	170,004	729,855	100.4%

FISCAL 2022 RESULTS — 35

5.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Closing foreign exchange rates

As at September 30,	2022	2021	Change

U.S. dollar	1.3756	1.2676	8.5%

Euro	1.3454	1.4678	(8.3%)

Indian rupee	0.0169	0.0171	(1.2%)

British pound	1.5310	1.7075	(10.3%)

Swedish krona	0.1236	0.1447	(14.6%)

Average foreign exchange rates

For the three months ended September 30,	2022	2021	Change

U.S. dollar	1.3061	1.2598	3.7%

Euro	1.3147	1.4848	(11.5%)

Indian rupee	0.0164	0.0170	(3.5%)

British pound	1.5360	1.7360	(11.5%)

Swedish krona	0.1238	0.1457	(15.0%)

36 — MANAGEMENT’S DISCUSSION AND ANALYSIS

5.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the quarter ended September 30, 2022:

Managed IT and Business		U.S.	33%	Government	35%
Process Services	54%
Business and strategic IT		Canada	17%	Financial services	24%
consulting and systems integration services	46%	France	15%	MRD	22%
		U.K.	11%	Communications & utilities	13%
		Germany	6%	Health	6%
		Finland	5%
		Sweden	4%
		Rest of the world	9%

5.3.1. Client Concentration

IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 14.1% of our revenue for Q4 2022 as compared to 13.1% for Q4 2021.

FISCAL 2022 RESULTS — 37

5.4. REVENUE BY SEGMENT

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q4 2022 and Q4 2021 periods. The Q4 2021 revenue by segment was recorded reflecting the actual average foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s average foreign exchange rates.

For the three months ended September 30,			Change

	2022	2021	$	%

In thousands of CAD except for percentages

Total CGI revenue	3,247,221	3,007,458	239,763	8.0%

Variation prior to foreign currency impact	13.9%

Foreign currency impact	(5.9%)

Variation over previous period	8.0%

Western and Southern Europe

Revenue prior to foreign currency impact	618,905	458,617	160,288	35.0%

Foreign currency impact	(71,389)

Western and Southern Europe revenue	547,516	458,617	88,899	19.4%

U.S. Commercial and State Government

Revenue prior to foreign currency impact	538,660	485,748	52,912	10.9%

Foreign currency impact	18,501

U.S. Commercial and State Government revenue	557,161	485,748	71,413	14.7%

Canada

Revenue prior to foreign currency impact	496,429	438,619	57,810	13.2%

Foreign currency impact	(380)

Canada revenue	496,049	438,619	57,430	13.1%

U.S. Federal

Revenue prior to foreign currency impact	446,750	407,704	39,046	9.6%

Foreign currency impact	16,344

U.S. Federal revenue	463,094	407,704	55,390	13.6%

Scandinavia and Central Europe

Revenue prior to foreign currency impact	419,546	382,838	36,708	9.6%

Foreign currency impact	(54,143)

Scandinavia and Central Europe revenue	365,403	382,838	(17,435)	(4.6%)

U.K. and Australia

Revenue prior to foreign currency impact	373,978	353,005	20,973	5.9%

Foreign currency impact	(42,535)

U.K. and Australia revenue	331,443	353,005	(21,562)	(6.1)%

Finland, Poland and Baltics

Revenue prior to foreign currency impact	186,363	174,471	11,892	6.8%

Foreign currency impact	(21,887)

Finland, Poland and Baltics revenue	164,476	174,471	(9,995)	(5.7%)

Northwest and Central-East Europe

Revenue prior to foreign currency impact	175,331	171,546	3,785	2.2%

Foreign currency impact	(19,577)

Northwest and Central-East Europe revenue	155,754	171,546	(15,792)	(9.2)%

38 — MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended September 30,			Change

	2022	2021	$	%

In thousands of CAD except for percentages

Asia Pacific

Revenue prior to foreign currency impact	223,362	182,007	41,355	22.7%

Foreign currency impact	(9,049)

Asia Pacific revenue	214,313	182,007	32,306	17.7%

Eliminations	(47,988)	(47,097)	(891)	1.9%

We ended the fourth quarter of Fiscal 2022 with revenue of $3,247.2 million, an increase of $239.8 million, or 8.0% when compared to the same period of Fiscal 2021. On a constant currency basis, revenue increased by $417.7 million or 13.9%. Foreign currency rate fluctuations unfavourably impacted our revenue by $177.9 million or 5.9%. The increase was mainly due to organic growth across all vertical markets, as well as the business acquisitions.

5.4.1. Western and Southern Europe

Revenue in our Western and Southern Europe segment was $547.5 million in Q4 2022, an increase of $88.9 million or 19.4% over the same period last year. On a constant currency basis, revenue increased by $160.3 million or 35.0%. The increase in revenue was mainly due to the recent business acquisitions, as well as the result of organic growth across all vertical markets, predominantly within MRD.

On a client geographic basis, the top two Western and Southern Europe vertical markets were MRD and financial services, generating combined revenues of approximately $342 million for the three months ended September 30, 2022.

5.4.2. U.S. Commercial and State Government

Revenue from our U.S. Commercial and State Government segment was $557.2 million in Q4 2022, an increase of $71.4 million or 14.7% compared to the same period last year. On a constant currency basis, revenue increased by $52.9 million or 10.9%. The increase in revenue was mainly the result of organic growth across all vertical markets, predominantly within financial services with additional IP solutions, government and health.

On a client geographic basis, the top two U.S. Commercial and State Government vertical markets were financial services and government, generating combined revenues of approximately $357 million for the three months ended September 30, 2022.

5.4.3. Canada

Revenue in our Canada segment was $496.0 million in Q4 2022, an increase of $57.4 million or 13.1% over the same period last year. On a constant currency basis, revenue increased by $57.8 million or 13.2%. The increase was due to organic growth across all vertical markets, mainly in financial services including an increase in IP services.

On a client geographic basis, the top two Canada vertical markets were financial services and communications and utilities, generating combined revenues of approximately $355 million for the three months ended September 30, 2022.

5.4.4. U.S. Federal

Revenue in our U.S. Federal segment was $463.1 million in Q4 2022, an increase of $55.4 million or 13.6% over the same period last year. On a constant currency basis, revenue increased by $39.0 million or 9.6%. The increase in revenue was mainly due to managed services expansion, higher transaction volumes related to our IP business process services, and the Array acquisition. This was partially offset by the successful completion of projects and an adjustment due to a reevaluation of cost to complete on a project.

For the three months ended September 30, 2022, 90% of revenues within the U.S. Federal segment were federal civilian based.

FISCAL 2022 RESULTS — 39

5.4.5. Scandinavia and Central Europe

Revenue in our Scandinavia and Central Europe segment was $365.4 million, a decrease of $17.4 million or 4.6% over the same period last year. On a constant currency basis, revenue increased by $36.7 million or 9.6%. The increase was mainly driven by the organic growth within the MRD and government vertical markets.

On a client geographic basis, the top two Scandinavia and Central Europe vertical markets were MRD and government, generating combined revenues of approximately $268 million for the three months ended September 30, 2022.

5.4.6. U.K. and Australia

Revenue in our U.K. and Australia segment was $331.4 million in Q4 2022, a decrease of $21.6 million or 6.1% over the same period last year. On a constant currency basis, revenue increased by $21.0 million or 5.9%. The increase in revenue was due to organic growth within the communications and utilities and government vertical markets and the Unico acquisition. This was in part offset by the successful completion and related ramp down of projects within the MRD vertical market.

On a client geographic basis, the top two U.K. and Australia vertical markets were government and communications and utilities, generating combined revenues of approximately $264 million for the three months ended September 30, 2022.

5.4.7. Finland, Poland and Baltics

Revenue in our Finland, Poland and Baltics segment was $164.5 million in Q4 2022, a decrease of $10.0 million or 5.7% over the same period last year. On a constant currency basis, revenue increased by $11.9 million or 6.8%. The increase was mainly due to higher transaction volumes and related IP services in the government vertical market.

On a client geographic basis, the top two Finland, Poland and Baltics vertical markets were government and financial services, generating combined revenues of approximately $104 million for the three months ended September 30, 2022.

5.4.8. Northwest and Central-East Europe

Revenue in our Northwest and Central-East Europe segment was $155.8 million in Q4 2022, a decrease of $15.8 million or 9.2% over the same period last year. On a constant currency basis, revenue increased by $3.8 million or 2.2%. The increase in revenue was primarily due to the organic growth mainly within the MRD, financial services, including IP services, and government vertical markets. This was in part offset by successful projects completion within the health vertical market.

On a client geographic basis, the top two Northwest and Central-East Europe vertical markets were MRD and government, generating combined revenues of approximately $107 million for the three months ended September 30, 2022.

5.4.9. Asia Pacific

Revenue in our Asia Pacific segment was $214.3 million, an increase of $32.3 million or 17.7% over the same period last year. On a constant currency basis, revenue increased by $41.4 million or 22.7%. The increase was mainly driven by the continued demand for our offshore delivery centers, predominantly within the financial services, communications and utilities, and MRD vertical markets.

40 — MANAGEMENT’S DISCUSSION AND ANALYSIS

5.5. ADJUSTED EBIT BY SEGMENT

			Change
For the three months ended September 30,

	2022	2021	$	%

In thousands of CAD except for percentages

Western and Southern Europe	55,913	64,170	(8,257)	(12.9%)

As a percentage of segment revenue	10.2%	14.0%

U.S. Commercial and State Government	85,376	78,323	7,053	9.0%

As a percentage of segment revenue	15.3%	16.1%

Canada	122,088	91,654	30,434	33.2%

As a percentage of segment revenue	24.6%	20.9%

U.S. Federal	67,999	69,365	(1,366)	(2.0%)

As a percentage of segment revenue	14.7%	17.0%

Scandinavia and Central Europe	30,729	33,920	(3,191)	(9.4%)

As a percentage of segment revenue	8.4%	8.9%

U.K. and Australia	53,163	55,090	(1,927)	(3.5%)

As a percentage of segment revenue	16.0%	15.6%

Finland, Poland and Baltics	26,136	29,310	(3,174)	(10.8%)

As a percentage of segment revenue	15.9%	16.8%

Northwest and Central-East Europe	19,095	20,441	(1,346)	(6.6%)

As a percentage of segment revenue	12.3%	11.9%

Asia Pacific	61,197	51,067	10,130	19.8%

As a percentage of segment revenue	28.6%	28.1%

Adjusted EBIT	521,696	493,340	28,356	5.7%

Adjusted EBIT margin	16.1%	16.4%

Adjusted EBIT for the quarter was $521.7 million, an increase of $28.4 million from Q4 2021. The adjusted EBIT margin decreased to 16.1% from 16.4% for the same period last year. The decrease was mainly due to the temporary dilutive impact of the recent acquisitions, the costs of assimilating new hires and the expected increase of travel costs in support of business development. This was partly offset by growth primarily in the government and financial services vertical markets.

5.5.1. Western and Southern Europe

Adjusted EBIT in the Western and Southern Europe segment was $55.9 million in Q4 2022, a decrease of $8.3 million when compared to Q4 2021. Adjusted EBIT margin decreased to 10.2% from 14.0% in Q4 2021. The change in adjusted EBIT margin was primarily due to the temporary dilutive impact of the recent business acquisitions which are in the process of being integrated to achieve planned synergies, one less billable day, and additional tax credits in the prior year.

5.5.2. U.S. Commercial and State Government

Adjusted EBIT in the U.S. Commercial and State Government segment was $85.4 million in Q4 2022, an increase of $7.1 million when compared to Q4 2021. Adjusted EBIT margin decreased to 15.3% from 16.1% in Q4 2021. The change in adjusted EBIT was mainly due to costs of assimilating new hires in response to high demand.

5.5.3. Canada

Adjusted EBIT in the Canada segment was $122.1 million in Q4 2022, an increase of $30.4 million when compared to Q4 2021. Adjusted EBIT margin increased to 24.6% from 20.9% in Q4 2021. The increase was mainly due to organic growth across all vertical markets, mainly in financial services, including an increase in IP services and lower tax credits in the prior year.

FISCAL 2022 RESULTS — 41

5.5.4. U.S. Federal

Adjusted EBIT in the U.S. Federal segment was $68.0 million in Q4 2022, a decrease of $1.4 million when compared to Q4 2021. Adjusted EBIT margin decreased to 14.7% from 17.0% in Q4 2021. The decrease in adjusted EBIT margin was primarily due to higher performance based compensation, which was in part offset by higher transaction volumes related to our IP business process services and managed services expansion.

5.5.5. Scandinavia and Central Europe

Adjusted EBIT in the Scandinavia and Central Europe segment was $30.7 million in Q4 2022, a decrease of $3.2 million when compared to Q4 2021. Adjusted EBIT margin decreased to 8.4% from 8.9% in Q4 2021. The decrease was mainly due to the optimization of our infrastructure business, partly offset by the organic growth primarily in MRD and government vertical markets.

5.5.6. U.K. and Australia

Adjusted EBIT in the U.K. and Australia segment was $53.2 million in Q4 2022, a decrease of $1.9 million when compared to Q4 2021. Adjusted EBIT margin increased to 16.0% from 15.6% in Q4 2021. The increase in adjusted EBIT margin was driven by the favourable impact of a client resolution in the prior year and to higher billable utilization within the government and communications and utilities vertical markets. This was in part offset by the successful completion of projects within the MRD vertical market and a dilutive impact of the Unico acquisition, which is in the process of being integrated to achieve its planned synergies.

5.5.7. Finland, Poland and Baltics

Adjusted EBIT in our Finland, Poland and Baltics segment was $26.1 million Q4 2022, a decrease of $3.2 million, when compared to the same period last year. Adjusted EBIT margin decreased to 15.9% from 16.8% mainly due to temporary lower billable utilization related to the onboarding of new hires primarily associated with the start up of a large new managed IT services. This was partially offset to higher transaction volumes and related IP services in the government vertical market.

5.5.8. Northwest and Central-East Europe

Adjusted EBIT in the Northwest and Central-East Europe segment was $19.1 million in Q4 2022, a decrease of $1.3 million when compared to Q4 2021. Adjusted EBIT margin increased to 12.3% from 11.9% in Q4 2021 due to the same factors as revenue.

5.5.9. Asia Pacific

Adjusted EBIT in the Asia Pacific segment was $61.2 million in Q4 2022, an increase of $10.1 million when compared to Q4 2021. Adjusted EBIT margin increased to 28.6% from 28.1% Q4 2021. The increase was mainly due to higher demand for our offshore delivery centers, predominantly within the financial services, communications and utilities, and MRD vertical markets, partially offset by the costs of assimilating new hires.

42 — MANAGEMENT’S DISCUSSION AND ANALYSIS

5.6. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the three months ended September 30,			Change

	2022	2021	$	%

In thousands of CAD except for percentage and shares data

Adjusted EBIT	521,696	493,340	28,356	5.7%

Minus the following items:

Acquisition-related and integration costs	14,775	1,169	13,606	1,163.9%

Net finance costs	21,019	27,733	(6,714)	(24.2%)

Earnings before income taxes	485,902	464,438	21,464	4.6%

Income tax expense	123,540	118,504	5,036	4.2%

Effective tax rate	25.4%	25.5%

Net earnings	362,362	345,934	16,428	4.7%

Margin	11.2%	11.5%

Weighted average number of shares

Class A subordinate voting shares and Class B multiple voting shares (basic)	236,360,510	244,068,210		(3.2%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	239,891,696	248,208,258		(3.4%)

Earnings per share (in dollars)

Basic EPS	1.53	1.42	0.11	7.7%

Diluted EPS	1.51	1.39	0.12	8.6%

For the three months ended September 30, 2022, the income tax expense was $123.5 million compared to $118.5 million over the same period last year, while our effective tax rate decreased to 25.4% from 25.5%. The decrease in the income tax rate was mainly attributable to the tax rate decrease in France, partly offset by a different profitability mix in certain geographies.

For Q4 2022, CGI’s basic and diluted weighted average number of shares decreased compared to Q4 2021 due to the impact of the purchase for cancellation of Class A Shares during the year. This was partly offset by the exercise of stock options during the year.

FISCAL 2022 RESULTS — 43

5.6.1. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items, namely acquisition-related and integration costs :

For the three months ended September 30,			Change
	2022	2021	$	%
In thousands of CAD except for percentage and shares data

Earnings before income taxes	485,902	464,438	21,464	4.6%

Add back:

Acquisition-related and integration costs	14,775	1,169	13,606	1,163.9%

Earnings before income taxes excluding specific items	500,677	465,607	35,070	7.5%

Income tax expense	123,540	118,504	5,036	4.2%

Effective tax rate	25.4%	25.5%

Add back:

Tax deduction on acquisition-related and integration costs	4,082	240	3,842	1,600.8%

Impact on effective tax rate	0.1%	—%

Income tax expense excluding specific items	127,622	118,744	8,878	7.5%

Effective tax rate excluding specific items	25.5%	25.5%

Net earnings excluding specific items	373,055	346,863	26,192	7.6%

Net earnings excluding specific items margin	11.5%	11.5%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	236,360,510	244,068,210		(3.2%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	239,891,696	248,208,258		(3.4%)

Earnings per share excluding specific items (in dollars)

Basic EPS	1.58	1.42	0.16	11.3%

Diluted EPS	1.56	1.40	0.16	11.4%

44 — MANAGEMENT’S DISCUSSION AND ANALYSIS

5.7. CONSOLIDATED STATEMENTS OF CASH FLOWS

As at September 30, 2022, cash and cash equivalents were $966.5 million. Cash included in funds held for clients was $504.7 million. The following table provides a summary of the generation and use of cash and cash equivalents for the quarters ended September 30, 2022 and 2021.

For the three months ended September 30,	2022	2021	Change

In thousands of CAD

Cash provided by operating activities	488,861	526,934	(38,073)

Cash used in investing activities	(87,111)	(80,448)	(6,663)

Cash used in financing activities	(314,995)	(69,132)	(245,863)

Effect of foreign exchange rate changes on cash and cash equivalents	29,151	15,468	13,683

Net increase in cash, cash equivalents and cash included in funds held for clients	115,906	392,822	(276,916)

5.7.1. Cash Provided by Operating Activities

For Q4 2022, cash provided by operating activities was $488.9 million compared to $526.9 million in Q4 2021, or 15.1% of revenue compared to 17.5% last year.

The following table provides a summary of the generation and use of cash from operating activities.

For the three months ended September 30,	2022	2021	Change

In thousands of CAD

Net earnings	362,362	345,934	16,428
Amortization, depreciation and impairment	121,020	127,619	(6,599)

Other adjustments [1]	12,472	23,620	(11,148)

Cash flow from operating activities before net change in non-cash working capital items	495,854	497,173	(1,319)

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	16,151	(22,756)	38,907

Accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, provisions and long-term liabilities	(12,985)	24,921	(37,906)

Other [2]	(10,159)	27,596	(37,755)

Net change in non-cash working capital items	(6,993)	29,761	(36,754)

Cash provided by operating activities	488,861	526,934	(38,073)

[1]	Comprised of deferred income taxes (recovery) expense, foreign exchange loss, gain on lease terminations and sale of property, plant and equipment, share-based payment costs.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.

For the three months ended September 30, 2022, cash provided by operating activities was $488.9 million, down $38.1 million for the same period last year due mainly from the net change in non-cash working capital items. The net change in non-cash working capital items of $7.0 million for fiscal 2022 was mostly due to the decrease related to accrued vacation and income tax payments. This was partially offset by the performance-based compensation to our members.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

FISCAL 2022 RESULTS — 45

5.7.2. Cash Used in Investing Activities

For Q4 2022, $87.1 million was used in investing activities while $80.4 million was used in the prior year.

The following table provides a summary of the generation and use of cash from investing activities:

For the three months ended September 30,	2022	2021	Change
In thousands of CAD

Business acquisitions	496	(4,496)	4,992

Purchase of property, plant and equipment	(38,243)	(31,992)	(6,251)

Additions to contract costs	(23,990)	(15,201)	(8,789)

Additions to intangible assets	(40,750)	(28,636)	(12,114)

Net change in short-term investments and purchase of long-term investments	15,376	(123)	15,499

Cash used in investing activities	(87,111)	(80,448)	(6,663)

The increase of $6.7 million in cash used in investing activities during the three months ended September 30, 2022 was mainly due to higher investment in our business solutions, contract costs as well as computer equipment to support our growth.

5.7.3. Cash Used in Financing Activities

For the three months ended September 30,	2022	2021	Change
In thousands of CAD

Increase of long-term debt	—	1,851,997	(1,851,997)

Repayment of long-term debt	(67,467)	(1,845,702)	1,778,235

Settlement of derivative financial instruments	6,258	(6,992)	13,250

Payment of lease liabilities	(41,074)	(38,845)	(2,229)

Repayment of debt assumed in a business acquisition	(4,120)	—	(4,120)

Purchase and cancellation of Class A subordinate voting shares	(132,923)	—	(132,923)

Issuance of Class A subordinate voting shares	11,775	9,498	2,277

Net change in client’s funds obligation	(87,444)	(39,088)	(48,356)

Cash used in financing activities	(314,995)	(69,132)	(245,863)

During Q4 2022, we repaid $67.5 million of our long-term debt mainly due to scheduled repayment of the senior unsecured notes in the amount of $64.9 million (US$50.0 million). In addition, we paid $41.1 million of lease liabilities. During Q4 2021, we increased by $1,852.0 million our long-term debt mainly driven by the issuance of senior unsecured notes for an amount of $1,847.3 million and repaid $1,845.7 million of our long-term debt mainly due by the repayment in full of the 2020 Term Loan in the amount of $1,583.5 million (US$1,250.0 million), and the scheduled repayments of senior unsecured notes in the amount of $259.7 million. We also paid $38.8 million of lease liabilities.

During Q4 2022, $132.9 million was used for the purchase for cancellation of 1,260,114 Class A Shares while for the same period last year, we did not purchase Class A Shares for cancellation.

In Q4 2022, we received $11.8 million in proceeds from the exercise of stock options, compared to $9.5 million during the same period last year.

In addition, during Q4 2022, the decrease in net change in client’s funds obligation of $87.4 million and $39.1 million was due to the timing of inflows from our clients and related payments to our clients’ employees and other payees.

46 — MANAGEMENT’S DISCUSSION AND ANALYSIS

6.	Eight Quarter Summary

As at and for the three months ended	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020

In millions of CAD unless otherwise noted

Growth

Revenue	3,247.2	3,258.6	3,268.9	3,092.4	3,007.5	3,021.4	3,078.5	3,019.4

Year-over-year revenue growth	8.0%	7.9%	6.2%	2.4%	2.8%	(1.0%)	(1.7%)	(1.2%)

Constant currency year-over-year revenue growth	13.9%	11.5%	10.0%	6.8%	6.4%	3.5%	(1.7%)	(3.6%)

Backlog	24,055	23,238	23,144	23,577	23,059	23,345	23,094	22,769

Bookings	3,636	3,410	3,316	3,604	2,921	3,634	3,892	3,397

Book-to-bill ratio	112.0%	104.7%	101.4%	116.5%	97.1%	120.3%	126.4%	112.5%

Book-to-bill ratio trailing twelve months	108.5%	104.9%	108.7%	115.2%	114.2%	119.5%	112.6%	103.0%

Profitability

Adjusted EBIT[1]	521.7	519.9	523.6	521.5	493.3	476.8	486.3	495.7

Adjusted EBIT margin	16.1%	16.0%	16.0%	16.9%	16.4%	15.8%	15.8%	16.4%

Net earnings	362.4	364.3	372.0	367.4	345.9	338.5	341.2	343.5

Net earnings margin	11.2%	11.2%	11.4%	11.9%	11.5%	11.2%	11.1%	11.4%

Diluted EPS (in dollars)	1.51	1.51	1.53	1.49	1.39	1.36	1.34	1.32

Net earnings excluding specific items[1]	373.1	371.2	374.1	369.4	346.9	339.0	341.9	347.2

Net earnings margin excluding specific items	11.5%	11.4%	11.4%	11.9%	11.5%	11.2%	11.1%	11.5%

Diluted EPS excluding specific items (in dollars)[1]	1.56	1.54	1.53	1.50	1.40	1.36	1.35	1.33

Liquidity

Cash provided by operating activities	488.9	419.2	472.6	484.3	526.9	418.9	572.6	597.5

As a % of revenue	15.1%	12.9%	14.5%	15.7%	17.5%	13.9%	18.6%	19.8%

Days sales outstanding	49	48	42	45	45	44	39	44

Capital structure

Net debt	2,946.9	3,073.0	2,729.7	2,687.9	2,535.9	2,956.6	2,938.7	2,672.5

Net debt to capitalization ratio	28.8%	30.6%	28.7%	27.8%	26.6%	30.9%	30.9%	27.1%

Return on equity	20.9%	21.1%	21.0%	20.3%	19.8%	18.4%	17.2%	16.6%

Return on invested capital	15.7%	15.8%	15.7%	15.3%	14.9%	13.8%	12.8%	12.4%

Balance sheet

Cash and cash equivalents, and short-term investments	972.6	784.1	1,059.4	1,185.7	1,700.2	1,267.1	1,339.8	1,675.1

Total assets	15,175.4	14,916.4	14,475.7	14.704.9	15,021.0	14,599.3	14,719.9	15,271.0

Long-term financial liabilities[2]	3,731.3	3,581.8	3,523.5	3,608.2	3,659.8	3,453.0	3,508.1	3,598.1

[1]

Please refer to sections 3.7. and 3.8.3. of each quarter’s respective MD&A for the reconciliation of non-GAAP financial measures for the quarterly periods of 2021 and 2022. For Fiscal 2021 year ending period, please refer to sections 5.6. and 5.6.1.

[2]	Long-term financial liabilities include the long-term portion of the debt, long-term portion of lease liabilities and the long-term derivative financial instruments.

There are factors causing quarterly variances which may not be reflective of the Company’s future performance. There is seasonality in system integration and consulting work, and the quarterly performance of these operations is impacted by occurrences such as vacations and the number of statutory holidays in any given quarter. Managed IT and business process services contracts are affected to a lesser extent by seasonality. Also, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Further, the savings that we generate for a client on a given managed IT and business process services contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

Cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from clients, cash requirements associated with large acquisitions, managed IT and business process

FISCAL 2022 RESULTS — 47

services contracts and projects, the timing of the reimbursements for various tax credits, profit sharing payments to members as well as the timing of severance payments related to the integration of our acquisitions.

Foreign exchange fluctuations can also contribute to quarterly variances as our percentage of operations in foreign countries evolves. The effect from these variances is primarily on our revenue and to a much lesser extent, on our margin as we benefit, as much as possible, from natural hedges.

48 — MANAGEMENT’S DISCUSSION AND ANALYSIS

7.	Changes in Accounting Policies

The audited consolidated financial statements for the years ended September 30, 2022 and 2021 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

CHANGE IN ACCOUNTING POLICY- IAS 7 STATEMENT OF CASH FLOWS

In 2022, the IFRS Interpretations Committee finalized its agenda decision that restrictions on the use of demand deposits arising from a contract with a third party do not result in those deposits no longer being cash and cash equivalents when they are available to an entity on demand. Therefore, they should be included in cash and cash equivalents in the statements of cash flows, with disclosure provided on significant cash and cash equivalents balances with restrictions on use.

The Company has retrospectively applied this guidance and included the cash component of funds held for clients as part of cash, cash equivalents and cash included in funds held for clients in its consolidated Statements of Cash Flows, with the 2021 comparative figures adjusted consequently. The Company determined that as it had access to these funds on demand, despite being held solely for the purpose of satisfying the clients’ funds obligations. The cash balance under funds held for clients represents $504.7 millions at September 30, 2022 ($456.5 millions at September 30, 2021). The net changes in the client funds obligations are presented within financing activities, while the purchase and proceeds from the sale of long-term investments are presented within investing activities. This retrospective change in accounting policy does not impact the consolidated balance sheets, statement of earnings, comprehensive income, or changes in equity.

ADOPTION OF ACCOUNTING STANDARD

The following standard amendments have been adopted by the Company on October 1, 2021:

IBOR reform with amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16

In August, 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The standard amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform.

For financial instruments at amortized cost, the standard amendments introduce a practical expedient such that if a change to contractual cash flow occurs as a direct consequence of the interbank offered rates (IBORs) reform and on economically equivalent terms to the previous basis, it will not result in an immediate gain or loss recognition. As for hedge accounting, the practical expedient allows hedge instrument relationships directly affected by the reform to continue. However, additional ineffectiveness might need to be recorded.

The Company has financial instruments exposed to the 1 month USD Libor rate, which is planned to expire in June 2023. As at September 30, 2022, the only instruments with a maturity date subsequent to June 2023 directly impacted by the IBORs reform are the unsecured committed term loan credit facility and the related cross-currency interest rate swaps (the hedging instruments) expiring in December 2023.

The Company is currently managing the process to transition the existing impacted agreements to an alternative rate.

The implementation of these standard amendments resulted in no impact on the Company’s audited consolidated financial statements.

FUTURE ACCOUNTING STANDARD CHANGES

The following standard amendments are effective as of October 1, 2022 for the Company.

FISCAL 2022 RESULTS — 49

Onerous contracts – Cost of Fulfilling a Contract - Amendments to IAS 37

In May, 2020, the IASB amended IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The standard amendments clarify that for assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental cost of fulfilling that contract and an allocation of other costs that relates directly to fulfilling the contract.

The implementation of these standard amendments will result in no significant impact on the Company’s audited consolidated financial statements.

The following standards amendments have been issued and will be effective as of October 1, 2023 for the Company, with earlier application permitted. The Company is currently evaluating the impact of these standard amendments on its audited consolidated financial statements.

Classification of Liabilities as Current or Non-current – Amendments to IAS 1

In January, 2020, the IASB amended IAS 1 Presentation of Financial Statements. The standard amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period which only impacts the presentation of liabilities in the balance sheet. The classification is unaffected by expectations about whether the Company will exercise its right to defer settlement of a liability.

Disclosure of Accounting Policy Information – Amendments to IAS 1 and IFRS Practice Statement 2

In February, 2021, the IASB amended IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements to require the Company to disclose its material accounting policy information rather than its significant accounting policies.

Definition of Accounting Estimates – Amendments to IAS 8

In February, 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting estimates and Errors to introduce a definition of accounting estimates and to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

In May, 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The following standard amendments have been issued and will be effective as of October 1, 2024 for the Company, with earlier application permitted. The Company is currently evaluating the impact of these standard amendments on its consolidated financial statements.

Information about long-term debt with covenants – Amendments to IAS 1

In October, 2022, the IASB has issued standard amendments to IAS 1 Presentation of Financial Statements that aim to improve the information companies provide about long-term debt with covenants.The standard amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, these standard amendments require a company to disclose information about these covenants in the notes to the financial statements.

50 — MANAGEMENT’S DISCUSSION AND ANALYSIS

8.	Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the years ended September 30, 2022 and 2021. Certain of these accounting policies, listed below, require management to make accounting estimates and judgements that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the audited consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgements that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

The uncertainties around the COVID-19 pandemic required the use of judgements and estimates which resulted in no material impact for the period ended September 30, 2022. The Company will continue to monitor the impact of the development of the COVID-19 pandemic in future reporting periods.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings

		Revenue	Cost of services, selling and administrative	Amortization and depreciation	Net finance costs	Income taxes

Revenue recognition[1]	✓	✓	✓

Goodwill impairment	✓			✓

Right-of-use assets	✓			✓	✓

Business combinations	✓	✓	✓	✓		✓

Income taxes	✓					✓

Litigation and claims	✓	✓	✓

[1]	Affects the balance sheet through accounts receivable, work in progress, provision on revenue-generating contracts and deferred revenue.

Revenue recognition

Relative stand-alone selling price

If an arrangement involves the provision of multiple performance obligations, the total arrangement value is allocated to each performance obligation based on its relative stand-alone selling price. At least on a yearly basis, the Company reviews its best estimate of the stand-alone selling price which is established by using a reasonable range of prices for the various services and solutions offered by the Company based on local market information available. Information used in determining the range is mainly based on recent contracts signed and the economic environment. A change in the range could have a material impact on the allocation of total arrangement value, and therefore on the amount and timing of revenue recognition.

Business and strategic IT consulting and systems integration services under fixed fee arrangements

Revenue from business and strategic IT consulting and systems integration services under fixed-fee arrangements is recognized using the percentage-of-completion method over time, as the Company has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. The Company primarily uses labour costs to measure the progress towards completion. Project managers monitor and re-evaluate project forecasts on a monthly basis. Forecasts are reviewed to consider factors such as: changes to the scope of the contracts, delays in reaching milestones and complexities in the project delivery. Forecasts can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligations within agreed budget and time frames. To the extent that actual labour costs could vary from estimates, adjustments to

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revenue following the review of the costs to complete on projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the total costs are forecasted to be higher than the total revenue, a provision on revenue-generating contract is recorded.

Goodwill impairment

The carrying value of goodwill is tested for impairment annually or if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis, such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital and actual financial performance compared to planned performance.

The recoverable amount of each segment has been determined based on its value in use calculation, which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to continue developing and expanding services offered to address emerging business demands and technology trends, a lengthened sales cycle and our ability to hire and retain qualified IT professionals affect future cash flows, and actual results might differ from future cash flows used in the goodwill impairment test. Key assumptions used in goodwill impairment testing are presented in note 12 of the audited consolidated financial statements for the years ended September 30, 2022 and 2021. Historically, the Company has not recorded an impairment charge on goodwill.

Right-of-use assets

Estimates of the lease term

The Company estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. The Company considers all facts that create incentive to exercise an extension option or not to take a termination option including leasehold improvements, significant modification of the underlying asset or a business decision. The extension or termination options are only included in the lease term if it is reasonably certain of being exercised.

Discount rate for leases

The discount rate is used to determine the initial carrying amount of the lease liabilities and the right-of-use assets. The Company estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Company considers its credit worthiness, the term of the arrangement, any collateral received and the economic environment at the lease date. Lease liabilities are remeasured (along with the corresponding adjustment to the right-of-use asset), whenever the following situations occur:

–

a modification in the lease term or a change in the assessment of an option to purchase or terminate the lease, for which the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; and

–

a modification in the residual guarantees or in future lease payments due to a change of an index or rate tied to the payments, for which the lease liability is remeasured by discounting the revised lease payments using the initial discount rate determined when setting up the liability.

In addition, upon partial or full termination of a lease, the difference between the carrying amounts of the lease liability and the right-of-use asset is recorded in the consolidated statements of earnings.

Business combinations

Management makes assumptions when determining the acquisition-date fair value of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates and the useful lives of the assets acquired.

Additionally, management’s judgement is required in determining whether an intangible asset is identifiable and should be recorded separately from goodwill.

Changes in the above assumptions, estimates and judgements could affect our acquisition-date fair values and therefore could have material impacts on our audited consolidated financial statements. These changes are recorded as part of the

52 — MANAGEMENT’S DISCUSSION AND ANALYSIS

purchase price allocation and therefore result in corresponding goodwill adjustments if they occurred during the measurement period, which does not exceed one year. All other subsequent changes are recorded in our consolidated statement of earnings.

Income taxes

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies. Due to the uncertainty and the variability of the factors mentioned above, deferred tax assets are subject to change. Management reviews its assumptions on a quarterly basis and adjusts the deferred tax assets when appropriate.

The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes as the determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations and requires estimates and assumptions considering the existing facts and circumstances. The Company provides for potential tax liabilities based on the most likely amount of the possible outcomes. Estimates are reviewed each reporting period and updated, based on new information available, and could result in changes to the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Litigation and claims

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome. Management reviews assumptions and facts surrounding outstanding litigation and claims on a quarterly basis, involves external counsel when necessary and adjusts such provisions accordingly. The Company has to be compliant with applicable law in many jurisdictions which increases the complexity of determining the adequate provision following a litigation review. Since the outcome of such litigation and claims is not predictable with assurance, those provisions are subject to change. Adjustments to litigation and claims provisions are reflected in the period when the facts that give rise to an adjustment occur.

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9.	Integrity of Disclosure

The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI’s compliance with its continuous and timely disclosure obligations, as well as the integrity of the Company’s internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.

CGI’s Audit and Risk Management Committee is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission (SEC). The role and responsibilities of the Audit and Risk Management Committee include: (i) reviewing public disclosure documents containing financial information concerning CGI; (ii) identifying and examining material financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (iii) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (iv) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (v) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (vi) recommending to the Board of Directors the appointment of the external auditor, assessing the external auditor’s independence, reviewing the terms of their engagement, conducting an annual auditor’s performance assessment, and pursuing ongoing discussions with them; (vii) reviewing related party transactions in accordance with the rules of the NYSE and other applicable laws and regulations; (viii) reviewing the audit procedures including the proposed scope of the external auditor’s examinations; and (ix) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor’s performance following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI personnel.

The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. As at September 30, 2022, management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at September 30, 2022.

The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer, and effected by management and other key CGI personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s internal controls over financial reporting as at September 30, 2022, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on that evaluation, management, under the supervision of and with the participation of the Chief Executive Officer as well as the

54 — MANAGEMENT’S DISCUSSION AND ANALYSIS

Chief Financial Officer concluded that the Company’s internal controls over financial reporting was effective as at September 30, 2022.

The Company’s assessment and conclusion on the effectiveness of disclosure controls and procedures and internal controls over financial reporting excludes the controls, policies and procedures of Umanis, the control of which was acquired on May 31, 2022. The scope limitation is in accordance with section 3.3(1)(b) of National Instrument 52- 109, which allows an issuer to limit the design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies, and procedures of a business that the issuer acquired not more than 365 days before the end of the financial period in question. Umanis’ results since the acquisition date represented 0.9% of revenue for the year ended September 30, 2022 and constituted 3.9% of total assets as at September 30, 2022.

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10.	Risk Environment

10.1. RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, a number of risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth. The following risks and uncertainties should be considered when evaluating our potential as an investment.

10.1.1. External Risks

We may be adversely affected by volatile, negative or uncertain economic and political conditions and the effects of these conditions on our clients’ businesses and levels of activity.

Economic and political conditions in the markets in which we operate have a bearing upon the results of our operations, directly and through their effect on the level of business activity of our clients. We can neither predict the impact that current economic and political conditions will have on our future revenue, nor predict changes in economic conditions or future political uncertainty. The level of activity of our clients and potential clients may be affected by an economic downturn or political uncertainty. Clients may cancel, reduce or defer existing contracts and delay entering into new engagements and may decide to undertake fewer IT systems projects resulting in limited implementation of new technology and smaller engagements. Since there may be fewer engagements, competition may increase and pricing for services may decline as competitors may decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Economic downturns and political uncertainty make it more difficult to meet business objectives and may divert management’s attention and time from operating and growing our business. Our business, results of operations and financial condition could be negatively affected as a result of these factors.

We may be adversely affected by additional external risks, such as terrorism, armed conflict, labour or social unrest, inflation, rising energy and commodity costs, recession, criminal activity, hostilities, disease, illness or health emergencies, natural disasters and climate change and the effects of these conditions on our clients, our business and on market volatility.

Additional external risks that could adversely impact the markets in which we operate, our industry and our business include terrorism, armed conflict, labour or social unrest, inflation, recession, criminal activity, regional and international hostilities and international responses to these hostilities, and disease, illness or health emergencies that affect local, national or international economies. Additionally, the potential impacts of climate change are unpredictable and natural disasters, sea-level rise, floods, droughts or other weather-related events present additional external risks, as they could disrupt our internal operations or the operations of our clients, impact our employee’s health and safety and increase insurance and other operating costs. Climate change risks can arise from physical risks (risks related to the physical effects of climate change), transition risks (risks related to regulatory, legal, technological and market changes from a transition to a low-carbon economy), as well as reputational risks related to our management of climate-related issues and our level of disclosure related to such matters (see Our inability to meet regulatory requirements and/or stakeholders expectations of disclosure, management and implementation of ESG initiatives and standards, could have a material adverse effect on our business). Climate change risk, and/or any of these additional external risks, may affect us or affect the financial viability of our clients leading to a reduction of demand and loss of business from such clients. Each of these risks could negatively impact our business, results of operation and financial condition.

As a result of external risks, such as the current armed conflict in the Ukraine, inflation, and rising energy and commodity costs, global equity and capital markets may experience significant volatility and weakness. The duration and impact of these events are unknown at this time, nor is the impact on our operations and the market for our securities.

Prolonged periods of inflation could increase our costs and impact our profitability, which could have a material adverse effect on our business and financial condition.

56 — MANAGEMENT’S DISCUSSION AND ANALYSIS

High levels of inflation may subject us to significant cost pressures and lead to market volatility. As a result, governments may adopt initiatives to combat inflation (for example, raising benchmark interest rate), thus increasing our cost of borrowing and decreasing the liquidity of capital markets. Our clients may have difficulty budgeting for external IT services or delay their payment for services provided. High inflation can lead to increased costs of labor and our employee compensation expenses. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases, and there is no assurance that our revenues will increase at the same rate to maintain the same level of profitability. Our inability or failure to do so could harm our business and financial condition.

Pandemics, including the COVID-19 pandemic, have caused, and may in the future cause disruptions in our operations and the operations of our clients (which may lead to increased risk and frequency of cybersecurity incidents), market volatility and economic disruption, which could adversely affect us.

A pandemic, including the COVID-19 pandemic, can create significant volatility and uncertainty and economic disruption.

A pandemic poses the risk that our members, clients, contractors and business partners may be prevented from, or restricted in, conducting business activities for an indefinite period, including due to the transmission of the disease or to emergency measures or restrictions that may be requested or mandated by governmental authorities. The COVID-19 pandemic has resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the implementation of border closures, travel bans or restrictions, lock-downs, quarantine periods, vaccine mandates or passports, social distancing, testing requirements, stay-at-home and work-from-home policies and the temporary closure of non-essential businesses. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These emergency measures and restrictions, and future measures and restrictions taken in response to the COVID-19 pandemic or other pandemics, have caused and may continue to cause material disruptions to businesses globally and are likely to have an adverse impact on global economic conditions and consumer confidence and spending, which could materially adversely affect our business. While emergency measures and restrictions in response to the COVID-19 pandemic have been eased or, in certain cases, eliminated, resurgence in new COVID-19 cases, or the emergence and progression of new variants, may cause governmental authorities or companies to strengthen or re-introduce additional emergency measures and restrictions, which could materially adversely affect our business.

A pandemic, including the COVID-19 pandemic, may affect the financial viability of our clients, and could cause them to exit certain business lines, or change the terms on which they are willing to purchase services and solutions. Clients may also slow down decision-making, delay planned work, seek to terminate existing agreements, not renew existing agreements or be unable to pay us in accordance with the terms of existing agreements. As a result of increased remote working arrangements due to a pandemic, the exposure to, and reliance on, networked systems and the internet can increase. This can lead to increased risk and frequency of cybersecurity incidents. Cybersecurity incidents can result from unintentional events or deliberate attacks by insiders or third parties, including cybercriminals, competitors, nation-states, and hacktivists. Any of these events could cause or contribute to risk and uncertainty and could adversely affect our business, results of operations and financial condition.

As a result of the COVID-19 pandemic, global equity and capital markets have experienced and may continue to experience significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 pandemic are unknown at this time, as is the efficacy and duration of government and central bank interventions. The extent to which the COVID-19 pandemic impacts our future business, including our operations and the market for our securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak, the availability and effectiveness of vaccines and the speed of their distribution, the actions taken to contain the COVID-19 pandemic, and the actions taken to prevent and treat the COVID-19 pandemic. It is not possible to reliably estimate the length and severity of these developments or the negative impact on our financial results, share price and financial condition in future periods. Many of the risks, uncertainties and other risk factors identified are, and will be, amplified by the COVID-19 pandemic. While we have implemented business continuity plans and taken additional steps

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and measures, there can be no assurance that these actions, in response to the COVID-19 pandemic, will succeed in preventing or mitigating the negative impacts of the COVID-19 pandemic on our Company, members, clients, contractors and business partners, which may continue post COVID-19 pandemic.

As a foreign private issuer, we are subject to different U.S. securities laws and rules, which could limit our level of disclosure to investors.

We are a “foreign private issuer” for purposes of U.S. securities laws and, as a result, are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. In particular, we are exempt from the rules and regulations under the U.S. securities laws related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”). We also are exempt from the provisions of Regulation FD under the Exchange Act, which in certain circumstances prohibits the selective disclosure of material non-public information, although we generally attempt to comply with Regulation FD. These exemptions and leniencies may reduce the frequency and scope of information that we disclose relative to the information generally provided by U.S. domestic companies.

It may be difficult to enforce civil liabilities under U.S. securities laws.

The Company is governed by the Business Corporations Act (Quebec) and with its principal place of business in Canada. The enforcement by investors of civil liabilities under the U.S. securities laws may be affected adversely by the fact that we are organized under the laws of Canada, that some or all of our officers and directors may be residents of a foreign country, and that a substantial portion of our assets and those of said persons may be located outside the United States.

10.1.2. Risks Related to our Industry

The markets in which we operate are highly competitive, and we might not be able to compete effectively.

CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing and sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

We derive significant revenue from contracts awarded through competitive bidding processes, which limit the Company’s ability to negotiate certain contractual terms and conditions. Risks related to competitive bidding processes also involve substantial cost and managerial time and effort spent by the Company to prepare bids and proposals for contracts that may or may not be awarded to the Company, as well as expenses and delays that may arise if the Company’s competitors protest or challenge awards made to the Company pursuant to competitive bidding processes.

Even when a contract is awarded to the Company following a competitive bidding process, we may fail to accurately estimate the resources and costs required to fulfill the contract.

We may not be able to continue developing and expanding service offerings to address emerging business demands and technology trends.

The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services and solutions. The markets in which we operate are extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner nor that we will be able to penetrate new markets successfully. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected.

58 — MANAGEMENT’S DISCUSSION AND ANALYSIS

As we expand our services and solutions into new markets, we may be exposed to operational, legal, regulatory, ethical, technological and other risks specific to such new markets. These factors may result in pressure on our revenue, net earnings and resulting cash flow from operations.

We may infringe on the intellectual property rights of others.

Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client (see Indemnity provisions and guarantees in various agreements to which we are party may require us to compensate our counterparties). Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

We may be unable to protect our intellectual property rights.

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Although CGI takes reasonable steps (e.g. available copyright protection and, in some cases, patent protection) to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights, or our inability to protect against infringement or unauthorized copying or use, can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

We face risks associated with benchmarking provisions within certain contracts.

Some of our managed IT and business process services contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.

10.1.3. Risks Related to our Business

We may experience fluctuations in our financial results, making it difficult to predict future results.

Our ability to maintain and increase our revenue is affected not only by our success in implementing our Build and Buy growth strategy, but also by a number of other factors, which could cause the Company’s financial results to fluctuate. These factors include: (i) our ability to introduce and deliver new services and business solutions; (ii) our potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of our technology services and solutions; (iv) the nature of our client’s business (for example, if a client encounters financial difficulty (including as a result of external risks such as climate change or a pandemic), it may be forced to cancel, reduce or defer existing contracts with us); and (v) the structure of our agreements with clients (for example, some of CGI’s agreements with clients contain clauses allowing the clients to benchmark the pricing of services provided by CGI against the prices offered by other providers). These, and other factors, make it difficult to predict financial results for any given period.

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Our revenues may be exposed to fluctuations based on our business mix.

The proportion of revenue that we generate from shorter-term system integration and consulting projects (SI&C), versus revenue from long-term managed IT and business process services contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations, as the revenue from SI&C projects does not provide long-term consistency in revenue.

Our current operations are international in scope, subjecting us to a variety of financial, regulatory, cultural, political and social challenges.

We manage operations in numerous countries around the world including offshore delivery centers. The scope of our operations (including our offshore delivery centers) subjects us to issues that can negatively impact our operations, including: (i) currency fluctuations (see We may be adversely affected by currency fluctuations); (ii) the burden of complying with a wide variety of national and local laws (see Changes in the laws and regulations within the jurisdictions in which we operate may have a material adverse effect on our global business operations and profitability); (iii) the differences in and uncertainties arising from local business culture and practices; (iv) and political, social and economic instability. Any or all of these risks could impact our global business operations and cause our revenue and/or profitability to decline.

We may not be able to successfully implement and manage our growth strategy.

CGI’s Build and Buy growth strategy is founded on four pillars of growth: first, profitable organic growth through contract wins, renewals and extensions with new and existing clients in our targeted industries; second, the pursuit of new large long-term managed IT and business process services contracts; third, metro market acquisitions; and fourth, large transformational acquisitions.

Our ability to achieve organic growth is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major managed IT and business process services contracts.

Our ability to grow through metro market and transformational acquisitions requires that we identify suitable acquisition targets that we correctly evaluate their potential as transactions that will meet our financial and operational objectives, and that we successfully integrate them into our business. There can, however, be no assurance that we will be able to identify suitable acquisition targets and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected. If we are unable to implement our Build and Buy growth strategy, we will likely be unable to maintain our historic or expected growth rates.

We may be unable to integrate new operations, which could impact our ability to achieve our growth and profitability objectives.

The realization of anticipated benefits from mergers, acquisitions and related activities depends, in part, upon our ability to integrate the acquired business, the realization of synergies, efficient consolidation of the operations of the acquired businesses into our existing operations, cost management to avoid duplication, information systems integration, staff reorganization, establishment of controls, procedures and policies, performance of the management team and other personnel of the acquired operations as well as cultural alignment.

The successful integration of new operations arising from our acquisition strategy or from large managed IT and business process services contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities.

Following an acquisition closing date, we may remain reliant on a target’s personnel, good faith, expertise, historical performance, technical resources and information systems, proprietary information and judgment in providing any

60 — MANAGEMENT’S DISCUSSION AND ANALYSIS

transitional services. Accordingly, we may continue to be exposed to adverse developments in the business and affairs of parties with whom we contract.

If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

If we are unable to manage the organizational challenges associated with our size, we may not be able to achieve our growth and profitability objectives.

Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

Material developments regarding our major commercial clients resulting from mergers or business acquisitions could impair our future prospects and growth strategy.

Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Legal proceedings could have a material adverse effect on our business, financial performance and reputation.

During the ordinary course of conducting our business, we may be threatened with, and/or become subject or a party to, a variety of litigation or other claims and suits that arise from time to time. These legal proceedings may involve current and former employees, clients, partners, subcontractors, suppliers, competitors, shareholders, government agencies or others through private actions, class actions, whistleblower claims, administrative proceedings, regulatory actions or other litigation. Regardless of the merits of the claims, the cost to defend current and future litigation may be significant, and such matters can be time-consuming and divert management’s attention and resources. The results of litigation, claims and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some or all of these legal disputes may result in materially adverse monetary damages, fines, penalties or injunctive relief against us. While we maintain insurance for certain liabilities, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that can result from these litigations or claims.

Changes in our tax levels, as well as reviews, audits, investigations and tax proceedings or changes in tax laws or in their interpretation or enforcement, could have a material adverse effect on our net income or cash flow.

In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities and we are subject to ongoing audits, investigations and tax proceedings in various jurisdictions. These tax authorities determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Tax authorities have disagreed and may in the future disagree with our income tax positions and are taking increasingly aggressive positions in respect of income tax positions, including with respect to intercompany transactions.

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Our effective tax rate in the future could be adversely affected by challenges to intercompany transactions, changes in the value of deferred tax assets and liabilities, changes in tax law or in their interpretation or enforcement, changes in the mix of earnings in countries with differing statutory tax rates, the expiration of tax benefits and changes in accounting principles. Tax rates in the jurisdictions in which we operate may change as a result of shifting economic conditions and tax policies.

A number of countries in which the Company does business have implemented, or are considering implementing, changes in relevant tax, accounting and other laws, regulations and interpretations and the overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions.

Any of the above factors could have a material adverse effect on our net income or cash flow by affecting our operations and profitability, our effective tax rate, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses.

Reductions, eliminations or amendments to government sponsored programs from which we currently benefit may have a material adverse effect on our net earnings or cash flow.

We benefit from government sponsored programs designed to support research and development, labour and economic growth in jurisdictions where we operate. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to the Company in the future, or will not be reduced, amended or eliminated. Any future government program reductions or eliminations or other amendments to the tax credit programs could increase operating or capital expenditures incurred by the Company and have a material adverse effect on its net earnings or cash flow.

We are exposed to credit risks with respect to accounts receivable and work in progress.

In order to sustain our cash flow from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected from clients, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients and to collect the amounts owed to the Company for our services correctly in a timely manner, our collections could suffer, which could materially adversely affect our revenue, net earnings and cash flow. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

We face risks associated with early termination of our contractual agreements.

If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our revenues and/or earnings and cash flow and may impact the value of our backlog of orders. In addition, a number of our managed IT and business process services contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of these agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

We may not be able to successfully estimate the cost, timing and resources required to fulfill our contracts, which could have a material adverse effect on our net earnings.

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term managed IT and business process services contracts, which can be based on a client’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is

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recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect our best judgement regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (CPMF), a framework that contains high standards of contract management to be applied throughout the Company. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control (such as labour shortages, supply chain or manufacturing disruptions, inflation, and other external risk factors), arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on our expected net earnings.

We rely on relationships with other providers in order to generate business and fulfill certain of our contracts; if we fail to maintain our relationships with these providers, our business, prospects, financial condition and operating results could be materially adversely affected.

We derive revenue from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to continue to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, if we fail to maintain our relationship with these providers or if our relationship with these providers is otherwise impaired, our business, prospects, financial condition and operating results could be materially adversely affected.

Our profitability may be adversely affected if our partners are unable to deliver on their commitments.

Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which could have an unfavourable impact on our profitability.

Indemnity provisions and guarantees in various agreements to which we are party may require us to compensate our counterparties.

In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and managed IT and business process services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. If we are required to compensate counterparties due to such arrangements and our insurance does not provide adequate coverage, our business, prospects, financial condition and results of operations could be materially adversely affected.

We may not be able to hire or retain enough qualified IT professionals to support our operations.

There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient number of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may be unable to replace key members who

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retire or leave the Company and may be required to recruit and/or train new employees. This might result in lost revenue or increased costs, thereby putting pressure on our net earnings.

If we fail to retain our key personnel and management, our business could be adversely affected.

The success of our business, in part, depends on the continued employment of certain key personnel and senior management. This dependence is important to our business being that personal relationships are fundamental in obtaining and maintaining client engagements. While our Board of Directors annually reviews our succession plan, if we fail to establish an effective succession plan, or if key personnel or senior management were unable or unwilling to continue employment, our business could be adversely affected until qualified replacements are retained.

We may be unable to maintain our human resources utilization rates.

In order to maintain our net earnings, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

If the business awarded to us by various U.S. federal government departments and agencies is limited, reduced or eliminated, our business, prospects, financial condition and operating results could be materially and adversely affected.

We derive a significant portion of our revenue from the services we provide to various U.S. federal government departments and agencies. We expect that this will continue for the foreseeable future. There can be, however, no assurance that each such U.S. federal government department and agency will continue to utilize our services to the same extent, or at all in the future. In the event that a major U.S. federal government department or agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other U.S. federal government departments or agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its departments and agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.

Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are: the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Changes in the laws and regulations within the jurisdictions in which we operate may have a material adverse effect on our global business operations and profitability.

Our global operations require us to be compliant with laws and regulations in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities, antitrust, data privacy, labour relations, and the environment, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. The laws and regulations frequently change and some may impose conflicting requirements which may expose us to penalties for non-compliance and harm our reputation. Furthermore, in some jurisdictions, we may face the absence of

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effective laws and regulations to protect our intellectual property rights and there may be restrictions on the movement of cash and other assets, on the import and export of certain technologies, and on the repatriation of earnings. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Our business with the U.S. federal government departments and agencies also requires that we comply with complex laws and regulations relating to government contracts. These laws and regulations relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. For instance, we are routinely subject to audits by U.S. government departments and agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.

There can be no assurance that our ethics and compliance practices will be sufficient to prevent violations of legal and ethical standards.

Our employees, officers, directors, suppliers and other business partners are expected to comply with applicable legal and ethical standards including, without limitation, anti-bribery laws, as well as with our governance policies and contractual obligations. Failure to comply with such laws, policies and contractual obligations could expose us to litigation and significant fines and penalties, and result in reputational harm or being disqualified from bidding on contracts. While we have developed and implemented strong ethics and compliance practices, including through our Code of Ethics, which must be observed by all of our members, our Third Party Code of Ethics as well as ethics and compliance trainings, there can be no assurance that such practices and measures will be sufficient to prevent violations of legal and ethical standards. Any such failure or violation could have an adverse effect on our business, financial performance and reputation. This risk of improper conduct may increase as we continue to expand globally, with greater opportunities and demands to do more business with local and new partners.

Changes to, and delays or defects in, our client projects and solutions may subject us to legal liability, which could materially adversely affect our business, operating results and financial condition and may negatively affect our professional reputation.

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could materially adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. While we typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop, we may not always be able to include such provisions and, where we are successful, such provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

We are subject to stringent and changing privacy laws, regulations and standards, information security policies and contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could expose us to government sanctions and cause damage to our brand and reputation.

Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centers that we manage. We also process and store proprietary information relating to our business, and personal information relating to our members. The Company is subject to numerous laws and regulations designed to protect information, such as the European Union’s General Data Protection Regulation (GDPR), various laws and regulations in Canada, the U.S. and other countries in which the Company operates governing the protection of health or other personally identifiable information and data privacy. These laws and regulations are increasing in number and complexity and are being adopted and amended with greater frequency, which results in greater compliance risk and cost. The potential financial penalties for non-compliance with these laws and regulations have significantly increased with the adoption of the GDPR. The Company’s Chief Data Protection Officer oversees the Company’s compliance with the laws that protect the privacy of personal

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information. The Company faces risks inherent in protecting the security of such personal data which have grown in complexity, magnitude and frequency in recent years. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations (including from advertent or inadvertent actions or inactions by our members), maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access, as well as power outages or surges, floods, fires, natural disasters and many other causes. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the improper disclosure, loss, theft, misappropriation of, unauthorized access to, or destruction of client information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation from our clients and third parties (including under the laws that protect the privacy of personal information), claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.

We could face legal, reputational and financial risks if we fail to protect our and/or client data from security incidents or cyberattacks.

The volume, velocity and sophistication of security threats and cyber-attacks continue to grow. This includes criminal hackers, hacktivists, state-sponsored organizations, industrial espionage, employee misconduct, and human or technological errors. The current geopolitical instability has exacerbated these threats, which could lead to increased risk and frequency of security and cybersecurity incidents.

As a global IT and business consulting firm providing services to private and public sectors, we process and store increasingly large amounts of data for our clients, including proprietary information and personal information. Consequently, our business could be negatively impacted by physical and cyber threats, which could affect our future sales and financial position or increase our costs.

An unauthorized disclosure of sensitive or confidential client or member information, including cyber-attacks or other security breaches, could cause a loss of data, give rise to remediation or other expenses, expose us to liability under federal and state laws, and subject us to litigation and investigations, which could have an adverse effect on our business, cash flows, financial condition and results of operations. These security risks to the Company include potential attacks not only of our own solutions, services and systems, but also those of our clients, contractors, business partners, vendors and other third parties.

The Company’s Chief Security Officer is responsible for overseeing the security of the Company. Any local issue in a business unit could have a global impact on the entire Company, thus visibility and timely escalation on potential issues are key. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence, by: (i) developing and regularly reviewing policies and standards related to information security, data privacy, physical security and business continuity; (ii) monitoring the Company’s performance against these policies and standards; (iii) developing strategies intended to seek to mitigate the Company’s risks, including through security trainings for all members to increase awareness of potential cyber threats; (iv) implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto, including through access management, security monitoring and testing to mitigate and help detect and respond to attempts to gain unauthorized access to information systems and networks; and (v) working with the industry and governments against cyber threats. However, because of the evolving nature and sophistication of these security threats, there can be no assurance that our safeguards will detect or prevent the occurrence of material cyber breaches, intrusions or attacks.

We are regularly the target of attempted cyber and other security threats and must continuously monitor and develop our information technology networks and infrastructure to detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security and reputational impact. If security protection does not evolve at the same pace as threats, a growing gap on our level of protection will be created. Technology evolution and global trends like digital transformation, cloud and mobile computing amongst others are disrupting the security operating model, thus security should evolve to address new relevant security requirements and build new capabilities to address the

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changes. Increasing detection and automated response capabilities are key to improve visibility and contain any negative potential impact. Automating security processes and integrating with IT, business and security solutions could address shortage of technical security staff and avoid introducing human intervention and errors.

Insider or employee cyber and security threats are increasingly a concern for all large companies, including ours. CGI is continuously working to install new, and upgrade its existing, information technology systems and provide member awareness training around phishing, malware, and other cyber risks to ensure that the Company is protected, to the greatest extent possible, against cyber risks and security breaches. While CGI selects third-party vendors carefully, it does not control their actions. Any problems caused by these third parties, including those resulting from breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor could adversely affect our ability to deliver solutions and services to our clients and otherwise conduct business.

The Company and certain of its clients, contractors, business partners, vendors and other third parties use open-source services, which can entail risk to end-user security. These open source projects are often created and maintained by volunteers, who do not always have adequate resources and personnel for incident response and proactive maintenance even as their projects are critical to the internet economy. Vulnerabilities discovered in these open source services can be exploited by attackers, which could compromise our system infrastructure and/or lead to a loss or breach of personal and/ or proprietary information, financial loss, and other irreversible harm.

While our liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that can result from security breaches, cyber-attacks and other related breaches. As the cyber threat landscape evolves, and CGI and our clients increase our digital footprint, we may find it necessary to make additional significant investments to protect data and infrastructure. Occurrence of any of the aforementioned security threats could expose the Company, our clients or other third parties to potential liability, litigation, and regulatory action, in addition to loss of client confidence, loss of existing or potential clients, loss of sensitive government contracts, damage to brand and reputation, and other financial loss.

Damage to our reputation may harm our ability to obtain new clients and retain our existing clients.

CGI’s reputation as a capable and trustworthy service provider and long-term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and net earnings.

Our inability to meet regulatory requirements and/or stakeholders expectations of disclosure, management and implementation of ESG initiatives and standards, could have an adverse effect on our business.

Perceptions with respect to environmental, social and governance approaches have changed and certain shareholders, investors, clients, members and other stakeholders agree that these issues have become a current and imminent concern. As such, perceptions of our operations held by our stakeholders may depend, in part, on the environmental, social and governance (“ESG”) initiatives and standards that we have chosen to implement, and whether or not we meet them. Although we actively manage a broad range of ESG matters, including the potential social and environmental impact of our business, there can be no certainty that we will manage such issues effectively, or that we will successfully meet evolving regulation and/or stakeholder expectations, which in turn could affect the Company’s market outlook, brand, reputation, competitiveness and financial outlook. Increased public awareness, regulatory expectations, continuing reforms pertaining to mandatory ESG-related disclosure, and growing concerns about climate change and the global transition to a low carbon economy, create a new and evolving set of compliance risks.

We have set a number of ambitious ESG targets to monitor our ESG performance and align our strategic imperatives. Effective management of these ESG targets is a component of good ESG practices, which are an important measure of

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corporate performance and value creation. However, our ability to achieve these targets depends on many factors and is subject to many risks that could cause our assumptions or estimates to be inaccurate and cause actual results or events to differ materially from those expressed in, or implied by, these targets. Failure to effectively manage and sufficiently report ESG matters could lead to negative business, financial, legal and regulatory consequences for the Company.

Our revenue and profitability may decline and the accuracy of our financial reporting may be impaired if we fail to design, implement, monitor and maintain effective internal controls.

Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

Future funding requirements may affect our business and growth opportunities and we may not have access to favourable financing opportunities in the future.

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event we would need to raise additional funds through equity or debt financing to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, there can be no assurance that such financing will be available in amounts and on terms acceptable to us. Factors such as capital market disruptions, inflation, recession, political, economic and financial market instability, government policies, central bank monetary policies, and changes to bank regulations, could reduce the availability of capital or increase the cost of such capital. Our ability to raise the required funding depends on prevailing market conditions, the capacity of the capital markets to meet our equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of our commercial objectives. Increasing interest rates, volatility in our share price, rising inflation, and the capacity of our current lenders to meet our additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that we may, in the future, identify or plan. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

The inability to service our debt and other financial obligations, or our inability to fulfill our financial covenants, could have a material adverse effect on our business, financial condition and results of operations.

The Company has a substantial amount of debt and significant interest payment requirements. A portion of cash flows from operations goes to the payment of interest on the Company’s indebtedness. The Company’s ability to service its debt and other financial obligations is affected by prevailing economic conditions in the markets that we serve and financial, business and other factors, many of which are beyond our control. We may be unable to generate sufficient cash flow from operations and future borrowings or other financing may be unavailable in an amount sufficient to enable us to fund our future financial obligations or our other liquidity needs. In addition, we are party to a number of financing agreements, including our credit facilities, and the indentures governing our senior unsecured notes, which agreements, indentures and instruments contain financial and other covenants, including covenants that require us to maintain financial ratios and/or other financial or other covenants. If we were to breach the covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors. Our inability to service our debt and other financial obligations, or our inability to fulfill our financial or other covenants in our financing agreements, could have an adverse effect on our business, financial condition and results of operations.

We may be adversely affected by interest rate fluctuations.

Although a significant portion of the Company’s indebtedness bears interest at fixed rates, the Company remains exposed to interest rate risk under certain of its credit facilities. If interest rates increase, debt service obligations on the variable rate

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indebtedness would increase even though the amount borrowed remained the same, and net income and cash flows would decrease, which could materially adversely affect the Company’s financial condition and operating results.

We may be adversely affected by the discontinuation of U.S. LIBOR.

Global reform of major interest rate benchmarks is currently underway, including the discontinuation and replacement of the London Interbank Offered Rate (“LIBOR”). The interest rates on U.S. dollar loans under various financing agreements are subject to change when relevant U.S. LIBOR benchmark rates cease to exist. We have certain obligations that are indexed to U.S. LIBOR. As such, we have amended our financing agreements to allow us to reference the Secured Overnight Financing Rate (“SOFR”) as the primary benchmark rate as a fallback in anticipation of the discontinuation of U.S. LIBOR. Because SOFR is fundamentally different from U.S. LIBOR, it is unknown whether SOFR will attain market acceptance as a replacement for U.S. LIBOR and there is no assurance as to how SOFR may perform or that it is a comparable substitute for U.S. LIBOR. As a result, we cannot reasonably predict the potential effect of the establishment of SOFR or other alternative reference rates on our business, financial condition or results of operations.

Changes in the Company’s creditworthiness or credit ratings could affect the cost at which the Company can access capital or credit markets.

The Company and each of the U.S. dollar denominated and Canadian dollar denominated senior unsecured notes received credit ratings. Credit ratings are generally evaluated and determined by independent third parties and may be impacted by events outside of the Company’s control, as well as other material decisions made by the Company. Credit rating agencies perform independent analysis when assigning credit ratings and such analysis includes a number of criteria. Such criteria are reviewed on an on-going basis and are therefore subject to change. Any rating assigned to the Company or to our debt securities may be revised or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Real or anticipated changes in the perceived creditworthiness of the Company and/or in the credit rating of its debt obligations could affect the market value of such debt obligations and the ability of the Company to access capital or credit markets, and/or the cost at which it can do so.

We may be adversely affected by currency fluctuations.

The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our global hedging strategy. However, as we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions could fail to perform their obligations under our hedging instruments. Furthermore, there can be no assurance that our hedging strategy and arrangements will offset the impact of fluctuations in currency exchange rates, which could materially adversely affect our business revenues, results of operations, financial condition or prospects. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

Our functional and reporting currency is the Canadian dollar. As such, our European, U.S., U.K., Asian and Australian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of operations.

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10.2. LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

Transfer Agent

Computershare Investor Services Inc.

+1(800) 564-6253

Investor Relations

Kevin Linder

Senior Vice-President, Investor Relations

Telephone: +1(905) 973-8363

kevin.linder@cgi.com

1350 René-Lévesque Boulevard West

25th Floor

Montréal, Quebec

H3G 1T4

Canada

cgi.com

70 — CONSOLIDATED FINANCIAL STATEMENTS

Management’s and Auditors’ Reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of CGI Inc. (the Company) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (MD&A). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and necessarily include some amounts that are based on management’s best estimates and judgement. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s consolidated financial statements and the effectiveness of internal control over financial reporting are subject to audit by an Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP, whose report follows. PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm appointed by our shareholders upon the recommendation of the Audit and Risk Management Committee of the Board of Directors, has performed an independent audit of the consolidated balance sheets as at September 30, 2022 and 2021 and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended September 30, 2022 and 2021 and the effectiveness of our internal control over financial reporting as at September 30, 2022.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with PricewaterhouseCoopers LLP and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulate the appropriate recommendations to the Board of Directors. PricewaterhouseCoopers LLP has full and unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

George D. Schindler	Steve Perron
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

November 8, 2022

FISCAL 2022 RESULTS — 71

Management’s and Auditors’ Reports

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed, under the supervision of and with the participation of the President and Chief Executive Officer as well as the Executive Vice-President and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Company’s internal control over financial reporting includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s assessment and conclusion on the effectiveness of disclosure controls and procedures and internal controls over financial reporting excludes the controls, policies and procedures of Umanis, the control of which was acquired on May 31, 2022. Umanis’ results since the acquisition date represented 0.9% of revenue for the year ended September 30, 2022 and constituted 3.9% of total assets as at September 30, 2022.

Management, under the supervision of and with the participation of the President and Chief Executive Officer as well as the Executive Vice-President and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2022 was effective.

The effectiveness of the Company’s internal control over financial reporting as of September 30, 2022 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report which appears herein.

George D. Schindler	Steve Perron
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

November 8, 2022

72 — CONSOLIDATED FINANCIAL STATEMENTS

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CGI Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of CGI Inc. and its subsidiaries (together, the Company) as of September 30, 2022 and 2021, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of September 30, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for its funds held for clients and clients’ funds obligations within the consolidated statement of cash flows in 2022.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in the Management’s Report on Internal Control over Financial Reporting, management has excluded Umanis SA (Umanis) from its assessment of internal control over financial reporting as of September 30, 2022, because it was acquired by the Company in a purchase business combination during the year ended September 30, 2022. We have also excluded Umanis from our audit of internal control over financial reporting. Umanis is a wholly owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent approximately 3.9% and 0.9%, respectively, of the related consolidated financial statement amounts as of and for the year ended September 30, 2022.

FISCAL 2022 RESULTS — 73

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit and Risk Management Committee of the Board of Directors and that (i) relates to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Estimates of total expected labour costs for business and strategic information technology (IT) consulting and systems integration services under fixed-fee arrangements

As described in notes 3 and 28 to the consolidated financial statements, the Company recognizes revenue for business and strategic IT consulting and systems integration services under fixed-fee arrangements using the percentage-of-completion method over time. For the year ended September 30, 2022, revenue from business and strategic IT consulting and systems integration services under fixed-fee arrangements makes up a portion of the Company’s total revenues of $12,867,201,000. The selection of the measure of progress towards completion requires management’s judgment and is based on the nature of the services to be provided. As disclosed by management, the Company relies on estimates of total expected labour costs, which are compared to labour costs incurred to date, to arrive at an estimate of the progress to completion which determines the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs. Management has disclosed that there are many factors that can affect the estimates of total expected labour costs, including, but not limited to, changes in scope of the contracts, delays in reaching milestones, or new complexities in the project’s delivery.

The principal considerations for our determination that performing procedures relating to Revenue Recognition – Estimates of total expected labour costs for business and strategic IT consulting and systems integration services under fixed-fee arrangements is a critical audit matter are (i) there was significant judgment by management when developing the estimates of total expected labour costs; and (ii) there was significant auditor judgment and effort in performing procedures to evaluate the estimates of total expected labour costs, including the assessment of management’s judgment about the Company’s ability to properly assess the factors that can affect the estimates of total expected labour costs.

74 — CONSOLIDATED FINANCIAL STATEMENTS

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

Critical Audit Matters (continued)

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimates of total expected labour costs. These procedures also included, among others, evaluating and testing management’s process, on a sample basis, for determining the estimates of total expected labour costs determined by management by (i) testing total labour costs incurred to supporting evidence; (ii) performing a comparison of the sum of total labour costs incurred and the total expected labour costs to complete to the originally estimated costs; and (iii) evaluating the process of the timely identification of factors that can affect the total expected labour costs including, but not limited to, changes to the scope of the contracts, delays in reaching milestones or new complexities in the project’s delivery.

/s/ PricewaterhouseCoopers LLP

Montréal, Canada

November 8, 2022

We have served as the Company’s auditor since 2019.

FISCAL 2022 RESULTS — 75

Consolidated Statements of Earnings

For the years ended September 30

(in thousands of Canadian dollars, except per share data)

	Notes	2022	2021
		$	$

Revenue	28	12,867,201	12,126,793

Operating expenses

Costs of services, selling and administrative	23	10,776,564	10,178,164

Acquisition-related and integration costs	26c	27,654	7,371

Net finance costs	25	92,023	106,798

Foreign exchange loss (gain)		4,001	(3,532)

		10,900,242	10,288,801

Earnings before income taxes		1,966,959	1,837,992

Income tax expense	16	500,817	468,920

Net earnings		1,466,142	1,369,072

Earnings per share

Basic earnings per share	21	6.13	5.50

Diluted earnings per share	21	6.04	5.41

See Notes to the Consolidated Financial Statements.

76 — CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

For the years ended September 30

(in thousands of Canadian dollars)

	2022	2021
	$	$

Net earnings	1,466,142	1,369,072

Items that will be reclassified subsequently to net earnings (net of income taxes):

Net unrealized losses on translating financial statements of foreign operations	(319,698)	(391,574)

Net (losses) gains on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	(4,541)	150,313

Deferred gains (costs) of hedging on cross-currency swaps	21,705	(7,484)

Net unrealized gains on cash flow hedges	25,245	10,964

Net unrealized losses on financial assets at fair value through other comprehensive income	(6,263)	(2,149)

Items that will not be reclassified subsequently to net earnings (net of income taxes):

Net remeasurement (losses) gains on defined benefit plans	(8,282)	25,800

Other comprehensive loss	(291,834)	(214,130)

Comprehensive income	1,174,308	1,154,942

See Notes to the Consolidated Financial Statements.

FISCAL 2022 RESULTS — 77

Consolidated Balance Sheets

As at September 30

(in thousands of Canadian dollars)

	Notes	2022	2021
		$	$
Assets
Current assets
Cash and cash equivalents	27e and 31	966,458	1,699,206
Accounts receivable	4 and 31	1,363,545	1,231,452
Work in progress		1,191,844	1,045,058
Current financial assets	31	33,858	18,961
Prepaid expenses and other current assets		189,366	172,371
Income taxes		5,137	4,936
Total current assets before funds held for clients		3,750,208	4,171,984
Funds held for clients	5	598,839	593,154
Total current assets		4,349,047	4,765,138
Property, plant and equipment	6	369,608	352,092
Right-of-use assets	7	535,121	586,207
Contract costs	8	261,612	230,562
Intangible assets	9	615,959	506,793
Other long-term assets	10	139,666	191,512
Long-term financial assets	11	337,156	152,658
Deferred tax assets	16	85,795	96,358
Goodwill	12	8,481,456	8,139,701
		15,175,420	15,021,021

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,016,407	891,374
Accrued compensation and employee-related liabilities		1,130,726	1,084,014
Deferred revenue		453,579	445,740
Income taxes		153,984	160,651
Current portion of long-term debt	14	93,447	392,727
Current portion of lease liabilities		157,944	167,819
Provisions	13	33,103	63,549
Current derivative financial instruments	31	5,710	6,497
Total current liabilities before clients’ funds obligations		3,044,900	3,212,371
Clients’ funds obligations		604,431	591,101
Total current liabilities		3,649,331	3,803,472
Long-term debt	14	3,173,587	3,008,929
Long-term lease liabilities		551,257	609,121
Long-term provisions	13	17,482	26,576
Other long-term liabilities	15	192,108	202,662
Long-term derivative financial instruments	31	6,480	41,784
Long-term income taxes		—	5,719
Deferred tax liabilities	16	157,406	132,038
Retirement benefits obligations	17	155,045	204,488
		7,902,696	8,034,789
Equity
Retained earnings		5,425,005	4,732,229
Accumulated other comprehensive income	18	39,746	331,580
Capital stock	19	1,493,169	1,632,705
Contributed surplus		314,804	289,718
		7,272,724	6,986,232
		15,175,420	15,021,021

See Notes to the Consolidated Financial Statements.

Approved by the Board of Directors	George D. Schindler	Serge Godin

	Director	Director

78 — CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

For the years ended September 30

(in thousands of Canadian dollars)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$`	$	$	$

Balance as at September 30, 2021		4,732,229	331,580	1,632,705	289,718	6,986,232
Net earnings		1,466,142	—	—	—	1,466,142
Other comprehensive loss		—	(291,834)	—	—	(291,834)
Comprehensive income (loss)		1,466,142	(291,834)	—	—	1,174,308
Share-based payment costs		—	—	—	48,996	48,996
Income tax impact associated with stock options		—	—	—	460	460
Exercise of stock options	19	—	—	50,236	(8,549)	41,687
Exercise of performance share units	19	—	—	15,821	(15,821)	—
Purchase for cancellation of Class A subordinate voting shares	19	(773,366)	—	(135,290)	—	(908,656)
Purchase of Class A subordinate voting shares held in trusts	19	—	—	(70,303)	—	(70,303)
Balance as at September 30, 2022		5,425,005	39,746	1,493,169	314,804	7,272,724

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2020		4,703,642	545,710	1,761,873	252,935	7,264,160
Net earnings		1,369,072	—	—	—	1,369,072
Other comprehensive loss		—	(214,130)	—	—	(214,130)
Comprehensive income (loss)		1,369,072	(214,130)	—	—	1,154,942
Share-based payment costs		—	—	—	45,592	45,592
Income tax impact associated with stock options		—	—	—	11,114	11,114
Exercise of stock options	19	—	—	73,827	(12,773)	61,054
Exercise of performance share units	19	—	—	7,150	(7,150)	—
Purchase for cancellation of Class A subordinate voting shares	19	(1,340,485)	—	(178,741)	—	(1,519,226)
Purchase of Class A subordinate voting shares held in trusts	19	—	—	(31,404)	—	(31,404)
Balance as at September 30, 2021		4,732,229	331,580	1,632,705	289,718	6,986,232

See Notes to the Consolidated Financial Statements.

FISCAL 2022 RESULTS — 79

Consolidated Statements of Cash Flows

For the years ended September 30

(in thousands of Canadian dollars)

	Notes	2022	2021
		$	$
Operating activities

Net earnings		1,466,142	1,369,072
Adjustments for:
Amortization, depreciation and impairment	24	474,622	510,570
Deferred income tax recovery	16	(7,496)	(25,934)
Foreign exchange (gain) loss		(254)	3,950
Share-based payment costs		48,996	45,592
Gain on lease terminations and sale of property, plant and equipment		(6,119)	(2,186)
Net change in non-cash working capital items	27a	(110,893)	214,864
Cash provided by operating activities		1,864,998	2,115,928

Investing activities
Net change in short-term investments		(4,881)	446
Business acquisitions (considering bank overdraft assumed and cash acquired)	26	(571,911)	(98,926)
Purchase of property, plant and equipment		(156,136)	(121,806)
Proceeds from sale of property, plant and equipment		3,790	—
Additions to contract costs		(84,283)	(65,001)
Additions to intangible assets		(137,621)	(113,934)
Purchase of long-term investments		(11,905)	(43,465)
Proceeds from sale of long-term investments		51,000	54,179
Cash used in investing activities		(911,947)	(388,507)

Financing activities
Increase of long-term debt	27c	—	1,885,262
Repayment of long-term debt	27c	(401,654)	(1,888,777)
Payment of lease liabilities	27c	(153,996)	(169,674)
Repayment of debt assumed in business acquisitions	27c	(113,036)	—
Settlement of derivative financial instruments	27c and 31	6,258	(6,992)
Purchase of Class A subordinate voting shares held in trusts	19	(70,303)	(31,404)
Purchase and cancellation of Class A subordinate voting shares	19	(913,388)	(1,502,824)
Issuance of Class A subordinate voting shares		41,691	61,133
Net change in client funds obligations		13,330	(129,221)
Cash used in financing activities		(1,591,098)	(1,782,497)
Effect of foreign exchange rate changes on cash and cash equivalents		(46,500)	(73,884)
Net decrease in cash, cash equivalents and cash included in funds held for clients		(684,547)	(128,960)
Cash, cash equivalents and cash included in funds held for clients, beginning of year		2,155,731	2,284,691
Cash, cash equivalents and cash included in funds held for clients, end of year		1,471,184	2,155,731

Cash composition:
Cash and cash equivalents		966,458	1,699,206
Cash included in funds held for clients	5	504,726	456,525

Supplementary cash flow information (Note 27).

See Notes to the Consolidated Financial Statements.

80 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services, business and strategic IT consulting and systems integration services, as well as the sale of software solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Company’s consolidated financial statements for the years ended September 30, 2022 and 2021 were authorized for issue by the Board of Directors on November 8, 2022.

3.	Summary of significant accounting policies

CHANGE IN ACCOUNTING POLICY- IAS 7 STATEMENT OF CASH FLOWS

In 2022, the IFRS Interpretations Committee finalized its agenda decision that restrictions on the use of demand deposits arising from a contract with a third party do not result in those deposits no longer being cash and cash equivalents when they are available to an entity on demand. Therefore, they should be included in cash and cash equivalents in the statements of cash flows, with disclosure provided on significant cash and cash equivalents balances with restrictions on use.

The Company has retrospectively applied this guidance and included the cash component of funds held for clients as part of cash, cash equivalents and cash included in funds held for clients in its consolidated Statements of Cash Flows, with the 2021 comparative figures adjusted consequently. The Company determined that as it had access to these funds on demand, despite being held solely for the purpose of satisfying the clients’ funds obligations. The cash balance under funds held for clients represents $504,726,000 at September 30, 2022 ($456,525,000 at September 30, 2021). The net changes in the client funds obligations are presented within financing activities, while the purchase and proceeds from the sale of long-term investments are presented within investing activities. This retrospective change in accounting policy does not impact the consolidated balance sheets, statement of earnings, comprehensive income, or changes in equity.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has right to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the relevant activities of the entity. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date control over the subsidiaries ceases.

BASIS OF MEASUREMENT

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which have been measured at fair value as described below.

FISCAL 2022 RESULTS — 81

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

USE OF JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets, liabilities, equity and the accompanying disclosures at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because the use of judgements and estimates is inherent in the financial reporting process, actual results could differ.

Significant judgements and estimates about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following within the next financial year: revenue recognition, deferred tax assets, estimated losses on revenue-generating contracts, goodwill impairment, right-of-use assets, business combinations, provisions for uncertain tax treatments and litigation and claims.

The judgements, apart from those involving estimations, that have the most significant effect on the amounts recognized in the consolidated financial statements are:

Revenue recognition of multiple deliverable arrangements

Assessing whether the deliverables within an arrangement are separate performance obligations requires judgement by management. A deliverable is identified as a separate performance obligation if the customer benefits from it on its own or together with resources that are readily available to the customer and if it is separately identifiable from the other deliverables in the contract. The Company assesses if the deliverables are separately identifiable in the context of the contract by determining if it is highly interrelated with other deliverables in the contract. If these criteria are not met, the deliverables are accounted for as a combined performance obligation.

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable income will be available against which the losses can be utilized. Management judgement is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. The Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized in the future. In making this judgement, the Company relies on forecasts and the availability of future tax planning strategies.

A description of estimates is included in the respective sections within the Notes to the Consolidated Financial Statements.

COVID-19 pandemic

For the year ended September 30, 2022, the Company assessed the impact of the uncertainties around the COVID-19 pandemic on its balance sheet carrying amounts. This review required the use of judgements and estimates and resulted in no material impact.

In line with the phase down of the pandemic, the Company will continue to monitor the impact of the development of the COVID-19 pandemic in future reporting periods.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue through the provision of managed IT and business process services, business and strategic IT consulting and systems integration services, as well as the sale of software solutions as described in Note 1, Description of business.

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company accounts for a contract or a group of contracts when the following criteria are met: the parties to the contract have approved the contract in which their rights, their obligations and the payment terms have been identified, the contract has commercial substance, and the collectability of the consideration is probable.

A contract modification is a change in the scope or price of an existing revenue-generating customer contract. The Company accounts for a contract modification as a separate contract when the scope of the contract increases because of the addition of promised performance obligations and the price of the contract increases by an amount of consideration that reflects its stand-alone selling prices. When the contract is not accounted for as a separate contract, the Company recognizes an adjustment to revenue on the existing contract on a cumulative catch-up basis as at the date of the contract modification or, if the remaining goods and services are distinct performance obligations, the Company recognizes the remaining consideration prospectively.

82 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Revenue is recognized when or as the Company satisfies a performance obligation by transferring a promise of good or service to the customer and are measured at the amount of consideration the Company expects to be entitled to receive, including variable consideration, such as, discounts, volume rebates, service-level penalties, and incentives. Variable consideration is estimated using either the expected value method or most likely amount method and is included only to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur. In making this judgement, management will mostly consider all information available at the time (historical, current and forecasted), the Company’s knowledge of the client or the industry, the type of services to be delivered and the specific contractual terms of each arrangement.

Revenue from sales of third party vendor’s products, such as software licenses, hardware or services is recorded on a gross basis when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. To determine whether the Company is a principal or an agent, it evaluates whether control is obtained of the goods or services before they are transferred to the client. This is often demonstrated when the Company provides significant integration of the goods and services from a third party vendor into the Company’s goods and services delivered to the client. Other factors considered include whether the Company has the primary responsibility for providing the product or service, has inventory risk before the specified good or service has been transferred to a client, or after transfer of control to a client, and has discretion establishing the price.

Relative stand-alone selling price

The Company’s arrangements often include a mix of the services and products as described below. If an arrangement involves the provision of multiple performance obligations, the total arrangement value is allocated to each performance obligations based on its relative stand-alone selling price. When estimating the stand-alone selling price of each performance obligations, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar deliverables. When observable prices are not available, the Company estimates stand-alone selling prices based on its best estimate. The best estimate of the stand-alone selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. Additionally, in certain circumstances, the Company may apply the residual approach when estimating the stand-alone selling price of software license products, for which the Company has not yet established the price or has not previously sold on a stand-alone basis.

The appropriate revenue recognition method is applied for each performance obligation as described below.

Managed IT and business process services

Revenue from managed IT and business process services arrangements is generally recognized over time as the services are provided at the contractual billings, which corresponds with the value provided to the client, unless there is a better measure of performance or delivery.

Business and strategic IT consulting and systems integration services

Revenue from business and strategic IT consulting and systems integration services under time and material arrangements is recognized over time as the services are rendered, and revenue under cost-based arrangements is recognized over time as reimbursable costs are incurred. Contractual billings of such arrangements correspond with the value provided to the client, and therefore revenues are generally recognized when amounts become billable.

Revenue from business and strategic IT consulting and systems integration services under fixed-fee arrangements is recognized using the percentage-of-completion method over time, as the Company has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. The Company primarily uses labour costs to measure the progress towards completion. This method relies on estimates of total expected labour costs, which are compared to labour costs incurred to date, to arrive at an estimate of the progress to completion which determines the percentage of revenue earned to date. Factors considered in the estimates include: changes in scope of the contracts, delays in reaching milestones, complexities in project delivery, availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. Management regularly reviews underlying estimates of total expected labour costs.

FISCAL 2022 RESULTS — 83

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Software licenses

Most of the Company’s software license arrangements include other services such as implementation, customization and maintenance. For these types of arrangements, revenue from a software license, when identified as a performance obligation, is recognized at a point in time upon delivery. Otherwise when the software is significantly customized, integrated or modified, it is combined with the implementation and customization services and is accounted for as described in the business and strategic IT consulting and systems integration services section above. Revenue from maintenance services for software licenses sold is recognized straight-line over the term of the maintenance period.

Work in progress and deferred revenue

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the performance of services or delivery of products are classified as deferred revenue. Work in progress and deferred revenue are presented net on a contract by-contract basis. During the year ended September 30, 2022, the revenues recognized from the short-term deferred revenue was not significantly different than what was presented as at September 30, 2021.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash and short-term investments having a maturity of three months or less from the date of purchase.

SHORT-TERM INVESTMENTS

Short-term investments, comprise generally of term deposits, have remaining maturities over three months, but not more than one year, at the date of purchase.

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS

In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claims holders, files tax returns and handles related regulatory correspondence and amendments. The funds held for clients include cash and long-term bonds. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since, based upon management’s expectations, these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the consolidated balance sheet date. The market fluctuations affect the fair value of the long-term bonds. Due to those fluctuations, funds held for clients might not equal to the clients’ funds obligations.

Interest income earned and realized gains and losses on the disposal of bonds are recorded in revenue in the period that the income is earned, as the collecting, holding and remitting of these funds are critical components of providing these services.

PROPERTY, PLANT AND EQUIPMENT (PP&E)

PP&E are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years

Leasehold improvements	Lesser of the useful life or lease term

Furniture, fixtures and equipment	3 to 20 years

Computer equipment	3 to 5 years

84 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

LEASES

When the Company enters into contractual agreements, an assessment is performed to determine if the contract contains a lease. The Company identified lease agreements under the following categories: Properties, Motor vehicles and others as well as Computer equipment.

The Company identifies a lease if it conveys the right to control the use of an identified asset for a specific period in exchange for a determined consideration. At inception, a right-of-use asset for the underlying asset and corresponding lease liability are presented in the consolidated balance sheet measured on a present value basis except for short-term leases (expected term of 12 months or less) and leases with low value underlying asset for which payments are recorded as an expense on a straight-line basis over the lease term.

The right-of-use assets are measured at initial lease liabilities adjusted by lease payments made before the commencement date, indirect costs and cash incentives received. The right-of-use assets are depreciated on a straight-line basis over the expected lease term of the underlying asset.

Lease liabilities are measured at present value of non-cancellable payments of the expected lease term, which are mostly made of fixed payments of rent (excluding maintenance fees); variable payments that are based on an index or a rate; amounts expected to be payable as residual value guaranties and extension or termination option if reasonably certain to be exercised.

The Company estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. The Company considers all facts that create incentive to exercise an extension option or not to take a termination option including leasehold improvements, significant modification of the underlying asset or a business decision. The extension or termination options are only included in the lease term if it is reasonably certain of being exercised.

Discount rate used in the present value calculation is the incremental borrowing rate unless the implicit interest rate in the lease can be readily determined. The Company estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Company considers its credit worthiness, the term of the arrangement, any collateral received and the economic environment at the lease date.

Lease liabilities are remeasured (along with the corresponding adjustment to the right-of-use asset), whenever the following situations occur:

–

a modification in the lease term or a change in the assessment of an option to purchase or terminate the lease, for which the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; and

–

a modification in the residual guarantees or in future lease payments due to a change of an index or rate tied to the payments, for which the lease liability is remeasured by discounting the revised lease payments using the initial discount rate determined when setting up the liability.

In addition, upon partial or full termination of a lease, the difference between the carrying amounts of the lease liability and the right-of-use asset is recorded in the consolidated statements of earnings.

FISCAL 2022 RESULTS — 85

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

CONTRACT COSTS

Contract costs are comprised primarily of transition costs incurred to implement long-term managed IT and business process services contracts and incentives.

Transition costs

Transition costs consist mostly of costs associated with the installation of systems and processes, as well as conversion of the client’s applications to the Company’s platforms incurred after the award of managed IT and business process services contracts. Transition costs are comprised essentially of labour costs consisting of employee compensation and related fringe benefits. Labour costs also include subcontractor costs.

Incentives

Occasionally, incentives are granted to clients upon the signing of managed IT and business process services contracts. These incentives are granted in the form of cash payments.

Amortization of contract costs

Contract costs are amortized using the straight-line method over the period services are provided. Amortization of transition costs is included in costs of services, selling and administrative and amortization of incentives is recorded as a reduction of revenue.

Impairment of contract costs

When a contract is not expected to be profitable, the estimated loss is first applied to impair the related capitalized contract costs. The excess of the expected loss over the capitalized contract costs is recorded as onerous revenue-generating contracts in provisions. If at a future date the contract returns to profitability, the previously recognized impairment loss must be reversed. First the estimated losses on revenue-generating contracts must be reversed, and if there is still additional projected profitability then any capitalized contract costs that were impaired must be reversed. The reversal of the impairment loss is limited so that the carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the contract costs in prior years.

INTANGIBLE ASSETS

Intangible assets consist of internal-use software, business solutions, software licenses and client relationships. Internal-use software, business solutions and software licenses are recorded at cost. Internal-use software developed internally is capitalized when it meets specific capitalization criteria related to technical and financial feasibility and when the Company demonstrates its ability and intention to use it. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Internal-use software, business solutions, software licenses and client relationships acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involves estimates, such as the forecasting of future cash flows and discount rates.

Amortization of intangible assets

The Company amortizes its intangible assets using the straight-line method over their estimated useful lives.

Internal-use software	2 to 7 years

Business solutions	3 to 10 years

Software licenses	3 to 8 years

Client relationships	5 to 7 years

86 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

IMPAIRMENT OF PP&E, RIGHT-OF-USE ASSETS, INTANGIBLE ASSETS AND GOODWILL

Timing of impairment testing

The carrying values of PP&E, right-of-use assets, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying values of intangible assets not available for use are tested for impairment annually as at September 30. Goodwill is tested for impairment annually during the fourth quarter of each fiscal year.

Impairment testing

If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (CGU) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (VIU) to the Company. The Company mainly uses the VIU. In assessing the VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of earnings.

Goodwill acquired through business combinations is allocated to the CGU or group of CGUs that are expected to benefit from acquired work force and synergies of the related business combination. The group of CGUs that benefit from the acquired work force and synergies correspond to the Company’s operating segments. For goodwill impairment testing purposes, the group of CGUs that represents the lowest level within the Company at which management monitors goodwill is the operating segment level.

The recoverable amount of each operating segment has been determined based on the VIU calculation which includes estimates about their future financial performance based on cash flows approved by management covering a period of five years. Key assumptions used in the VIU calculations are the pre-tax discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic environment and its resulting impact on expected growth and discount rates. The cash flow projections reflect management’s expectations of the operating segment’s operating performance and growth prospects in the operating segment’s market. The pre-tax discount rate applied to an operating segment is derived from the weighted average cost of capital (WACC).

Management considers factors such as country risk premium, risk-free rate, size premium and cost of debt to derive the WACC. Impairment losses relating to goodwill cannot be reversed in future periods.

For impaired assets, other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the recoverable amount of the asset. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the recoverable amount of the asset since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of earnings.

LONG-TERM FINANCIAL ASSETS

Long-term investments presented in long-term financial assets are comprised of bonds which are presented as long-term based on management’s intentions.

FISCAL 2022 RESULTS — 87

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

BUSINESS COMBINATIONS

The Company accounts for its business combinations using the acquisition method. Under this method, the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred or when a present legal or constructive obligation exists. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. Management makes assumptions when determining the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates and the useful lives of the assets acquired. Subsequent changes in fair values are recorded as part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes in judgements and estimates are recognized in the consolidated statements of earnings.

EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options and performance share units (PSUs).

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Software development costs related to internal-use software and business solutions are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility as described in the Intangible assets section above.

TAX CREDITS

The Company follows the income approach to account for research and development (R&D) and other tax credits, whereby tax credits are recorded when there is a reasonable assurance that the assistance will be received and that the Company will comply with all relevant conditions. Under this method, tax credits related to operating expenditures are recorded as a reduction of the related expenses and recognized in the period in which the related expenditures are charged to earnings. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related assets. The tax credits recorded are based on management’s best estimates of amounts expected to be received and are subject to audit by the taxation authorities.

INCOME TAXES

Income taxes are accounted for using the liability method of accounting.

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheets date.

Deferred tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for consolidated financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred tax assets and liabilities are recognized in earnings, in other comprehensive income or in equity based on the classification of the item to which they relate.

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecasts and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies.

88 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

INCOME TAXES (CONTINUED)

The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes as the determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations and requires estimates and assumptions considering the existing facts and circumstances. The Company provides for potential tax liabilities based on the most likely amount of the possible outcomes. Estimates are reviewed each reporting period and updated, based on new information available, and could result in changes to the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

PROVISIONS

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for litigation and claims provisions arising in the ordinary course of business, decommissioning liabilities for leases of office buildings, onerous revenue-generating contracts and onerous supplier contracts. The Company also records restructuring provisions for termination of employment costs related to specific initiatives and to the integration of its business acquisitions.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provisions due to the passage of time is recognized as finance costs.

The accrued litigation and legal claims provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

Decommissioning liabilities pertain to leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows.

Provisions for onerous revenue-generating contracts are recorded when unavoidable costs of fulfilling the contract exceed the estimated total revenue from the contract. Management regularly reviews arrangement profitability and the underlying estimates.

Provisions for onerous supplier contracts are recorded when the unavoidable net cash flows from honoring the contract are negative. The provision represents the lowest of the costs to fulfill the contract and the penalties to exit the contract.

Restructuring provisions are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.

TRANSLATION OF FOREIGN CURRENCIES

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.

Foreign currency transactions and balances

Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheets date. Unrealized and realized translation gains and losses are reflected in the consolidated statements of earnings.

FISCAL 2022 RESULTS — 89

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

TRANSLATION OF FOREIGN CURRENCIES (CONTINUED)

Foreign operations

For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated at exchange rates in effect at the balance sheets date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses on translating financial statements of foreign operations are reported in other comprehensive income.

For foreign operations with the same functional currency as the Company, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheets date and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates during the period. Translation exchange gains or losses of such operations are reflected in the consolidated statements of earnings.

SHARE-BASED PAYMENTS

Equity-settled plans

The Company operates PSU and equity-settled stock option plans under which the Company receives services from employees, officers and directors as consideration for equity instruments.

The fair value of those share-based payments is established on the closing price of Class A subordinate voting shares of the Company on the Toronto Stock Exchange (TSX) for the PSUs and the grant date using the Black-Scholes option pricing model for the stock options. The number of PSUs and stock options expected to vest are estimated on the grant date and subsequently revised on each reporting date. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option and expected stock price volatility. The fair value of share-based payments, adjusted for expectations related to performance conditions and forfeitures, are recognized as share-based payment costs over the vesting period in earnings with a corresponding credit to contributed surplus on a graded-vesting basis if they vest annually or on a straight-line basis if they vest at the end of the vesting period.

When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock. When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock options is removed from contributed surplus and credited to capital stock.

Share purchase plan

The Company operates a share purchase plan for eligible employees. Under this plan, the Company matches the contributions made by employees up to a maximum percentage of the employee’s salary. The Company’s contributions to the plan are recognized in salaries and other member costs within costs of services, selling and administrative.

Cash-settled deferred share units

The Company operates a deferred share unit (DSU) plan to compensate the external members of the Board of Directors. The expense is recognized within costs of services, selling and administrative for each DSU granted equal to the closing price of Class A subordinate voting shares of the Company on the TSX at the date on which DSUs are awarded and a corresponding liability is recorded in accrued compensation and employee-related liabilities. After the grant date, the DSU liability is remeasured for subsequent changes in the fair value of the Company’s shares.

FINANCIAL INSTRUMENTS

All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings (FVTE) or at fair value through other comprehensive income (FVOCI). Financial assets are classified based on the Company’s management model of such instruments and their contractual cash flows they generate. Financial liabilities are classified and measured at amortized cost, unless they are held for trading and classified as FVTE.

The Company has made the following classifications:

FVTE

Cash and cash equivalents, cash included in funds held for clients, derivative financial instruments and deferred compensation plan assets within long-term financial assets are measured at fair value at the end of each reporting period and the resulting gains or losses are recorded in the consolidated statements of earnings.

90 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

FINANCIAL INSTRUMENTS (CONTINUED)

Amortized Cost

Trade accounts receivable, long-term receivables within long-term financial assets, accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, long-term debt and clients’ funds obligations are measured at amortized cost using the effective interest method. Financial assets classified at amortized cost are subject to impairment. For trade accounts receivable and work in progress, the Company applies the simplified approach to measure expected credit losses, which requires lifetime expected loss allowance to be recorded upon initial recognition of the financial assets.

FVOCI

Short-term investments included in current financial assets, long-term bonds included in funds held for clients and long-term investments within long-term financial assets are measured at fair value through other comprehensive income and are subject to impairment for which the Company uses the low credit risk exemption.

The unrealized gains and losses, net of applicable income taxes, are recorded in other comprehensive income. Interest income measured using the effective interest method and realized gains and losses on derecognition are recorded in the consolidated statements of earnings.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the acquisition or issuance of financial instruments. Transaction costs related to financial instruments other than FVTE are included in the initial recognition of the corresponding asset or liability and are amortized using effective interest method. Transaction costs related to the unsecured committed revolving credit facility are included in other long-term assets and are amortized using the straight-line method over the expected life of the underlying agreement.

Financial assets are derecognized if the contractual rights to the cash flows from the financial asset expire or the asset is transferred and the transfer qualifies for derecognition as substantially all the risks and rewards of ownership of the financial asset have been transferred.

Fair value hierarchy

Fair value measurements recognized on the balance sheets are classified in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

FISCAL 2022 RESULTS — 91

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency exchange risks.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting date. The resulting gain or loss is recognized in the consolidated statements of earnings, unless the derivative is designated and is effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of earnings depends on the nature of the hedge relationship. The cash flows of the hedging instruments are classified in the same manner as the cash flows of the item being hedged.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management’s objective and strategy for undertaking the hedge. The documentation includes the identification of the nature of the risk being hedged, the economic relationship between the hedged item and the hedging instruments which should not be dominated by credit risk, the hedge ratio consistent with the risk management strategy pursued and how the Company will assess the effectiveness of the hedging relationship on an ongoing basis.

Management evaluates hedge effectiveness at inception of the hedge instrument and quarterly thereafter generally based on a managed hedge ratio of 1 for 1. Hedge effectiveness is measured prospectively as the extent to which changes in the fair value or cash flows of the derivative offsets the changes in the fair value or cash flows of the underlying hedged instrument or risk when there is a significant mismatch between the terms of the hedging instrument and the hedged item. Any meaningful imbalance is considered ineffectiveness in the hedge and accounted for accordingly in the consolidated statements of earnings.

Hedges of net investments in foreign operations

The Company uses cross-currency swaps and foreign currency denominated long-term debt to hedge portions of the Company’s net investments in its U.S. and European operations. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income. Gains or losses relating to the ineffective portion are recognized in consolidated statements of earnings. When the hedged net investment is disposed of, the relevant amount in other comprehensive income is transferred to earnings as part of the gain or loss on disposal.

Cash flow hedges of future revenue and long-term debt

The majority of the Company’s revenue and costs are denominated in a currency other than the Canadian dollar. The risk of foreign exchange fluctuations impacting the results is substantially mitigated by matching the Company’s costs with revenue denominated in the same currency. In certain cases where there is a substantial imbalance for a specific currency, the Company enters into foreign currency forward contracts to hedge the variability in the foreign currency exchange rates.

The Company also uses interest rate and cross-currency swaps to hedge either the cash flow exposure or the foreign exchange exposure of the long-term debt.

The effective portion of the change in fair value of the derivative financial instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into the consolidated statements of earnings when the hedged item is recognized in the consolidated statements of earnings.

92 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)

Fair value hedges of Senior U.S. unsecured notes

The Company entered into interest rate swaps to hedge the fair value exposure of the issued fixed rate Senior U.S. unsecured notes repaid in December 2021. Under the interest rate swaps, the Company received a fixed rate of interest and paid interest at a variable rate on the notional amount.

The changes in the fair value of the interest rate swaps are recognized in the consolidated statements of earnings as finance costs. The changes in the fair value of the hedged items attributable to the risk hedged is recorded as part of the carrying value of the Senior U.S. unsecured notes and are also recognized in the consolidated statements of earnings as finance costs. If the hedged items are derecognized, the unamortized fair value is recognized immediately in the consolidated statements of earnings.

Cost of hedging

The Company has elected to account for forward element and foreign currency basis spread of forward contracts and cross-currency swaps as costs of hedging. In such cases, the deferred costs (gains) of hedging, net of applicable income taxes, are recognized as a separate component of the accumulated other comprehensive income and reclassified in the consolidated statements of earnings when the hedged item is recognized.

EMPLOYEE BENEFITS

The Company operates both defined benefit and defined contribution post-employment benefit plans.

The cost of defined contribution plans is charged to the consolidated statements of earnings on the basis of contributions payable by the Company during the year.

For defined benefit plans, the defined benefit obligations are calculated by independent actuaries using the projected unit credit method. The retirement benefits obligations in the consolidated balance sheets represent the present value of the defined benefit obligations as reduced by the fair value of plan assets. The retirement benefits assets are recognized to the extent that the Company can benefit from refunds or a reduction in future contributions. Retirement benefits plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Company has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan.

Insurance policies are treated as plan assets of a defined benefit plan if the proceeds of the policy:

-	Can only be used to fund employee benefits;

-	Are not available to the Company’s creditors; and

-	Either cannot be paid to the Company unless the proceeds represent surplus assets not needed to meet all the benefit obligations or are a reimbursement for benefits already paid by the Company.

Insurance policies that do not meet the above criteria are treated as non-current investments and are held at fair value as long-term financial assets in the consolidated balance sheets.

The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions about discount rates, future salary and pension increases, inflation rates and mortality. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

FISCAL 2022 RESULTS — 93

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

EMPLOYEE BENEFITS (CONTINUED)

The current service cost is recognized in the consolidated statements of earnings under costs of services, selling and administrative. The net interest cost calculated by applying the discount rate to the net defined benefit liabilities or assets is recognized as net finance cost or income. When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefits that relates to past services or the gains or losses on curtailment is recognized immediately in the consolidated statements of earnings. The gains or losses on the settlement of a defined benefit plan are recognized when the settlement occurs.

Remeasurements on defined benefit plans include actuarial gains and losses, changes in the effect of the asset ceiling and the return on plan assets, excluding the amount included in net interest on the net defined liabilities or assets. Remeasurements are charged or credited to other comprehensive income in the period in which they arise.

ADOPTION OF ACCOUNTING STANDARD

The following standard amendments have been adopted by the Company on October 1, 2021:

IBOR reform with amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16

In August, 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The standard amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform.

For financial instruments at amortized cost, the standard amendments introduce a practical expedient such that if a change to contractual cash flow occurs as a direct consequence of the interbank offered rates (IBORs) reform and on economically equivalent terms to the previous basis, it will not result in an immediate gain or loss recognition. As for hedge accounting, the practical expedient allows hedge instrument relationships directly affected by the reform to continue. However, additional ineffectiveness might need to be recorded.

The Company has financial instruments exposed to the 1 month USD Libor rate, which is planned to expire in June 2023. As at September 30, 2022, the only instruments with a maturity date subsequent to June 2023 directly impacted by the IBORs reform are the unsecured committed term loan credit facility and the related cross-currency interest rate swaps (the hedging instruments) expiring in December 2023.

The Company is currently managing the process to transition the existing impacted agreements to an alternative rate.

The implementation of these standard amendments resulted in no impact on the Company’s consolidated financial statements.

FUTURE ACCOUNTING STANDARD CHANGES

The following standard amendments are effective as of October 1, 2022 for the Company.

Onerous contracts – Cost of Fulfilling a Contract - Amendments to IAS 37

In May, 2020, the IASB amended IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The standard amendments clarify that for assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental cost of fulfilling that contract and an allocation of other costs that relates directly to fulfilling the contract.

The implementation of these standard amendments will result in no significant impact on the Company’s consolidated financial statements.

The following standard amendments have been issued and will be effective on October 1, 2023 for the Company, with earlier application permitted. The Company is currently evaluating the impact of these standard amendments on its consolidated financial statements.

Classification of Liabilities as Current or Non-current – Amendments to IAS 1

In January, 2020, the IASB amended IAS 1 Presentation of Financial Statements. The standard amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period which only impacts the presentation of liabilities in the balance sheet. The classification is unaffected by expectations about whether the Company will exercise its right to defer settlement of a liability.

94 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

FUTURE ACCOUNTING STANDARD CHANGES (CONTINUED)

Disclosure of Accounting Policy Information – Amendments to IAS 1 and IFRS Practice Statement 2

In February, 2021, the IASB amended IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements to require the Company to disclose its material accounting policy information rather than its significant accounting policies.

Definition of Accounting Estimates – Amendments to IAS 8

In February, 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting estimates and Errors to introduce a definition of accounting estimates and to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

In May, 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The following standard amendments have been issued and will be effective as of October 1, 2024 for the Company, with earlier application permitted. The Company is currently evaluating the impact of these standard amendments on its consolidated financial statements.

Information about long-term debt with covenants – Amendments to IAS 1

In October, 2022, the IASB has issued standard amendments to IAS 1 Presentation of Financial Statements that aim to improve the information companies provide about long-term debt with covenants. These standard amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, these standard amendments require a company to disclose information about these covenants in the notes to the financial statements.

4.	Accounts receivable

	As at September 30, 2022	As at September 30, 2021
	$	$

Trade (Note 31)	1,106,187	938,417

R&D and other tax credits[1]	163,608	187,347

Other	93,750	105,688

	1,363,545	1,231,452

[1]	R&D and other tax credits were related to government programs mainly in Canada, the United States, and France.

5.	Funds held for clients

	As at September 30, 2022	As at September 30, 2021
	$	$

Cash (Note 31)	504,726	456,525

Long-term bonds (Note 31)	94,113	136,629

	598,839	593,154

FISCAL 2022 RESULTS — 95

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

6.	Property, plant and equipment

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$

Cost

As at September 30, 2021	78,907	244,824	150,617	592,892	1,067,240

Additions	5,202	24,040	9,344	117,196	155,782

Additions - business acquisitions (Note 26a)	—	4,776	984	2,404	8,164

Disposals/retirements	(4,116)	(6,997)	(6,466)	(88,261)	(105,840)

Foreign currency translation adjustment	(2,622)	(3,671)	(2,396)	(25,506)	(34,195)

As at September 30, 2022	77,371	262,972	152,083	598,725	1,091,151

Accumulated depreciation

As at September 30, 2021	21,961	156,012	97,693	439,482	715,148

Depreciation expense (Note 24)	2,888	24,127	11,815	94,821	133,651

Impairment (Note 24)	—	858	—	—	858

Disposals/retirements	(893)	(6,958)	(6,424)	(88,261)	(102,536)

Foreign currency translation adjustment	(489)	(3,392)	(1,782)	(19,915)	(25,578)

As at September 30, 2022	23,467	170,647	101,302	426,127	721,543

Net carrying amount as at September 30, 2022	53,904	92,325	50,781	172,598	369,608

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$

Cost

As at September 30, 2020	79,281	241,542	165,219	661,891	1,147,933

Additions	2,000	26,349	10,956	96,418	135,723

Additions - business acquisitions (Note 26b)	—	1,200	208	414	1,822

Disposals/retirements	—	(15,284)	(20,238)	(142,724)	(178,246)

Foreign currency translation adjustment	(2,374)	(8,983)	(5,528)	(23,107)	(39,992)

As at September 30, 2021	78,907	244,824	150,617	592,892	1,067,240

Accumulated depreciation

As at September 30, 2020	20,124	150,572	108,060	496,231	774,987

Depreciation expense (Note 24)	2,590	25,512	13,547	102,774	144,423

Impairment (Note 24)	—	612	50	451	1,113

Disposals/retirements	—	(15,284)	(20,238)	(142,724)	(178,246)

Foreign currency translation adjustment	(753)	(5,400)	(3,726)	(17,250)	(27,129)

As at September 30, 2021	21,961	156,012	97,693	439,482	715,148

Net carrying amount as at September 30, 2021	56,946	88,812	52,924	153,410	352,092

96 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

7.	Right-of-use assets

	Properties	Motor vehicles and others	Computer equipment	Total
	$	$	$	$

Cost

As at September 30, 2021	1,080,867	174,354	39,093	1,294,314

Additions	90,830	25,554	3,683	120,067

Additions - business acquisitions (Note 26a)	21,622	492	—	22,114

Change in estimates and lease modifications	(7,946)	—	—	(7,946)

Disposals/retirements	(88,546)	(11,704)	—	(100,250)

Foreign currency translation adjustment	(47,382)	(8,532)	(2,087)	(58,001)

As at September 30, 2022	1,049,445	180,164	40,689	1,270,298

Accumulated depreciation

As at September 30, 2021	606,558	67,975	33,574	708,107

Depreciation expense (Note 24)	103,489	33,260	4,546	141,295

Impairment (Note 24)	3,858	—	—	3,858

Disposals/retirements	(74,973)	(7,749)	—	(82,722)

Foreign currency translation adjustment	(28,925)	(4,563)	(1,873)	(35,361)

As at September 30, 2022	610,007	88,923	36,247	735,177

Net carrying amount as at September 30, 2022	439,438	91,241	4,442	535,121

	Properties	Motor vehicles and others	Computer equipment	Total
	$	$	$	$

Cost

As at September 30, 2020	1,124,258	233,976	40,965	1,399,199

Additions	60,318	21,955	828	83,101

Additions - business acquisitions (Note 26b)	4,982	—	—	4,982

Change in estimates and lease modifications	33,774	—	—	33,774

Disposals/retirements	(99,373)	(73,190)	(2,183)	(174,746)

Foreign currency translation adjustment	(43,092)	(8,387)	(517)	(51,996)

As at September 30, 2021	1,080,867	174,354	39,093	1,294,314

Accumulated depreciation

As at September 30, 2020	605,155	97,573	29,606	732,334

Depreciation expense (Note 24)	111,899	41,766	6,575	160,240

Impairment (Note 24)	1,467	—	—	1,467

Disposals/retirements	(87,557)	(67,464)	(2,183)	(157,204)

Foreign currency translation adjustment	(24,406)	(3,900)	(424)	(28,730)

As at September 30, 2021	606,558	67,975	33,574	708,107

Net carrying amount as at September 30, 2021	474,309	106,379	5,519	586,207

FISCAL 2022 RESULTS — 97

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

8.	Contract costs

		As at September 30, 2022			As at September 30, 2021
	Cost	Accumulated amortization and impairment	Net carrying amount	Cost	Accumulated amortization and impairment	Net carrying amount
	$	$	$	$	$	$

Transition costs	481,836	225,468	256,368	487,106	262,311	224,795

Incentives	50,331	45,087	5,244	52,200	46,433	5,767

	532,167	270,555	261,612	539,306	308,744	230,562

9.	Intangible assets

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships	Total
	$	$	$	$	$	$	$

Cost

As at September 30, 2021	79,210	98,891	78,641	624,850	167,374	1,154,620	2,203,586

Additions	1,385	10,111	1,160	103,309	22,015	—	137,980

Additions - business acquisitions (Note 26a)	3,176	—	1,630	—	303	105,538	110,647

Disposals/retirements	(6,399)	(2,647)	(2,007)	(28,932)	(23,020)	—	(63,005)

Foreign currency translation adjustment	(1,410)	(1,869)	(844)	34,794	(3,694)	(28,765)	(1,788)

As at September 30, 2022	75,962	104,486	78,580	734,021	162,978	1,231,393	2,387,420

Accumulated amortization and impairment

As at September 30, 2021	72,303	53,834	72,731	365,597	124,201	1,008,127	1,696,793

Amortization expense (Note 24)	4,948	14,711	3,201	48,211	21,655	47,214	139,940

Impairment (Note 24)	—	519	—	2,840	—	—	3,359

Disposals/retirements	(6,399)	(2,647)	(2,007)	(28,932)	(23,020)	—	(63,005)

Foreign currency translation adjustment	(1,230)	(1,094)	(831)	20,582	(2,819)	(20,234)	(5,626)

As at September 30, 2022	69,622	65,323	73,094	408,298	120,017	1,035,107	1,771,461

Net carrying amount as at September 30, 2022	6,340	39,163	5,486	325,723	42,961	196,286	615,959

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships	Total
	$	$	$	$	$	$	$

Cost

As at September 30, 2020	96,900	131,298	76,278	571,015	190,372	1,187,862	2,253,725

Additions	107	7,712	—	85,572	21,086	—	114,477

Additions - business acquisitions (Note 26b)	—	—	8,081	—	—	14,026	22,107

Disposals/retirements	(16,427)	(39,284)	(3,242)	(9,041)	(39,656)	—	(107,650)

Foreign currency translation adjustment	(1,370)	(835)	(2,476)	(22,696)	(4,428)	(47,268)	(79,073)

As at September 30, 2021	79,210	98,891	78,641	624,850	167,374	1,154,620	2,203,586

Accumulated amortization and impairment

As at September 30, 2020	84,431	79,745	75,170	338,122	142,456	1,012,339	1,732,263

Amortization expense (Note 24)	5,464	13,882	3,043	44,439	24,963	38,070	129,861

Impairment (Note 24)	—	—	—	4,121	—	—	4,121

Disposals/retirements	(16,427)	(39,284)	(3,242)	(9,041)	(39,656)	—	(107,650)

Foreign currency translation adjustment	(1,165)	(509)	(2,240)	(12,044)	(3,562)	(42,282)	(61,802)

As at September 30, 2021	72,303	53,834	72,731	365,597	124,201	1,008,127	1,696,793

Net carrying amount as at September 30, 2021	6,907	45,057	5,910	259,253	43,173	146,493	506,793

98 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

10.	Other long-term assets

	As at September 30, 2022	As at September 30, 2021
	$	$

Prepaid long-term maintenance agreements	28,720	32,019

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights (Note 17)	18,877	21,250

Retirement benefits assets (Note 17)	47,071	106,228

Deposits	22,595	15,641

Deferred financing fees	2,827	2,533

Other	19,576	13,841

	139,666	191,512

11.	Long-term financial assets

	As at September 30, 2022	As at September 30, 2021
	$	$

Deferred compensation plan assets (Notes 17 and 31)	71,863	81,633

Long-term investments (Note 31)	16,826	19,354

Long-term receivables	10,590	18,093

Long-term derivative financial instruments (Note 31)	237,877	33,578

	337,156	152,658

FISCAL 2022 RESULTS — 99

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

12.	Goodwill

Effective April 1, 2022, the Company realigned its management structure, resulting in a reorganization and the creation of two new operating segments, namely Scandinavia and Central Europe (Germany, Sweden and Norway) and Northwest and Central-East Europe (primarily Netherlands, Denmark and Czech Republic), collectively formerly known as Scandinavia and Central and Eastern Europe in the prior fiscal year, and, less significantly, the transfer of our Belgium operations from Western and Southern Europe operating segment to the Northwest and Central-East Europe operating segment. As a result, the Company is managed through the following nine operating segments: Western and Southern Europe (primarily France, Spain and Portugal); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; Scandinavia and Central Europe; United Kingdom (U.K.) and Australia; Finland, Poland and Baltics; Northwest and Central-East Europe; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

Due to the changes in operating segments and that CGUs correspond to the operating segments, the Company reallocated goodwill to the revised CGUs using their relative fair value. There were no triggering events for an early impairment test before the reclassification.

The operating segments reflect the fiscal year 2022 revised management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business.

The Company completed the annual impairment test during the fourth quarter of the fiscal year 2022 and did not identify any impairment.

The movements in goodwill were as follows:

	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$	$

As at September 30, 2021	1,022,350	1,169,772	1,142,148	947,782	1,140,573	895,921	619,990	931,361	269,804	8,139,701

Business acquisitions (Note 26)	516,204	9,970	—	73,375	—	31,299	—	—	—	630,848

Goodwill reallocation	(3,236)	—	—	—	367,907	—	—	(364,671)	—	—

Foreign currency translation adjustment	(95,299)	98,434	—	87,110	(163,134)	(92,260)	(52,362)	(65,383)	(6,199)	(289,093)

As at September 30, 2022	1,440,019	1,278,176	1,142,148	1,108,267	1,345,346	834,960	567,628	501,307	263,605	8,481,456

Key assumptions in goodwill impairment testing

The key assumptions for the CGUs are disclosed in the following tables for the years ended September 30:

2022	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific
	%	%	%	%	%	%	%	%	%

Pre-tax WACC	10.0	10.6	10.7	9.2	10.5	10.6	10.7	10.7	19.2

Long-term growth rate of net operating cash flows[1]	1.8	2.0	2.0	2.0	2.0	1.9	2.0	1.9	2.0

2021	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia	U.K. and Australia	Finland, Poland and Baltics	Central and Eastern Europe	Asia Pacific
	%	%	%	%	%	%	%	%	%

Pre-tax WACC	10.0	8.5	9.1	8.1	9.3	8.8	9.5	9.4	18.5

Long-term growth rate of net operating cash flows[1]	1.6	2.0	2.0	2.0	1.8	1.9	1.7	1.8	2.0

[1]	The long-term growth rate is based on the lower of published industry research growth and 2.0%.

100 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

13.	Provisions

	Restructuring[1]	Decommissioning liabilities[2]	Others[3]	Total
	$	$	$	$

As at September 30, 2021	19,648	24,852	45,625	90,125

Additional provisions	10,948	1,374	13,875	26,197

Business acquisitions	—	1,935	4,308	6,243

Utilized amounts	(19,140)	(1,222)	(27,096)	(47,458)

Reversals of unused amounts	—	(2,201)	(18,008)	(20,209)

Discount rate adjustment and imputed interest	—	168	—	168

Foreign currency translation adjustment	(812)	(1,976)	(1,693)	(4,481)

As at September 30, 2022	10,644	22,930	17,011	50,585

Current portion	10,561	6,256	16,286	33,103

Non-current portion	83	16,674	725	17,482

[1]	Restructuring provisions include integration costs for terminations of employment.

[2]

As at September 30, 2022, the decommissioning liabilities were based on the expected cash flows of $23,641,000 and were discounted at a weighted average rate of 0.62%. The timing of settlements of these obligations ranges between one and eleven years as at September 30, 2022. The reversals of unused amounts are mostly due to favourable settlements.

[3]	As at September 30, 2022, others included litigation and claims, provisions on revenue-generating contracts and onerous supplier contracts.

FISCAL 2022 RESULTS — 101

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

14.	Long-term debt

	As at September 30, 2022	As at September 30, 2021
	$	$

2011 U.S. Senior unsecured note of $319,663 (U.S.$250,000)[1]	—	318,009

2014 U.S. Senior unsecured notes repayable in September by tranches of $412,680 (U.S.$300,000) in 2024 and $137,560 (U.S.$100,000) in two yearly repayments of U.S. $50,000 in 2023 and 2024[2]	550,177	570,298

2021 U.S. Senior unsecured notes repayable of $825,360 (U.S.$600,000) in September 2026 and $550,240 (U.S.$400,000) in September 2031[3]	1,361,974	1,253,226

2021 CAD Senior unsecured notes repayable of $600,000 in September 2028[4]	595,900	595,331

Unsecured committed term loan credit facility[5]	687,705	633,623

Other long-term debt	71,278	31,169

	3,267,034	3,401,656

Current portion	93,447	392,727

	3,173,587	3,008,929

[1]

In December 2021, the Company repaid the last tranche of the Senior U.S. unsecured note issued in 2011 of U.S. $250,000,000 (2011 U.S. Senior Note), for a total amount of $319,663,000, and settled the related interest rate swaps (Note 31).

[2]

As at September 30, 2022, an amount of $550,240,000 was borrowed, less financing fees. The private placement is comprised of two tranches of Senior U.S. unsecured notes with a weighted average maturity of 1.8 years and a weighted average interest rate of 3.98% (3.95% in 2021) (2014 U.S. Senior Notes). In September 2022, the Company repaid the fifth of the seven yearly scheduled repayments of U.S.$50,000,000 on a tranche of the Senior U.S. unsecured notes for a total amount of $64,880,000 and settled the related cross-currency swaps (Note 31). The Senior unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2022, the Company was in compliance with these covenants.

[3]

As at September 30, 2022, an amount of $1,375,600,000 was borrowed less financing fees. The 2021 U.S. Senior Notes are comprised of two series of Senior U.S. unsecured notes with a weighted average maturity of 6 years and a weighted average interest rate of 1.79%. During the year ended September 30, 2022, the Company completed an offer to exchange all of its outstanding U.S.$1,000,000,000 in aggregate principal amount of senior unsecured notes, originally issued in September 2021 for an equivalent amount of notes registered with the U.S. Securities and Exchange Commission (2021 U.S. Senior Notes).

[4]	As at September 30, 2022, an amount of $600,000,000 was borrowed, less financing fees. The 2021 CAD Senior Notes are due in September 2028, with an interest rate of 2.10%.

[5]

As at September 30, 2022, an amount of $687,800,000 was borrowed, less financing fees. This facility bears interest based on the 1 month USD LIBOR rate, plus a variable margin that is determined based on the Company’s leverage ratio. The unsecured committed term loan credit facility is due in December 2023, with a weighted average interest rate of 4.00%. The unsecured committed term loan credit facility contains covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2022, the Company was in compliance with these covenants.

The Company has an unsecured committed revolving credit facility available for an amount of $1,500,000,000 that expires in October 2026. This facility bears interest at bankers’ acceptance, LIBOR or Canadian prime, plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2022, there was no amount drawn upon this facility. An amount of $4,270,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. On November 1, 2022, the unsecured committed revolving credit facility was extended by one year to November 1, 2027 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants. The unsecured committed revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2022, the Company was in compliance with these covenants.

102 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

15.	Other long-term liabilities

	As at September 30, 2022	As at September 30, 2021
	$	$

Deferred revenue	90,371	59,349

Deferred compensation plan liabilities (Note 17)	81,452	91,943

Other[1]	20,285	51,370

	192,108	202,662

[1]

As at September 30, 2021, other is mainly composed of $33,686,000 in relation with the deferral of the employer side social security payments under the U.S. Government Coronavirus Aid, Relief, and Economic Security Act (CARES Act). The amount related to CARES Act was nil as at September 30, 2022.

16.	Income taxes

	Year ended September 30
	2022	2021
	$	$

Current income tax expense

Current income tax expense in respect of the current year	506,608	475,833

Adjustments recognized in the current year in relation to the income tax expense of prior years	1,705	19,021

Total current income tax expense	508,313	494,854

Deferred income tax recovery

Deferred income tax expense (recovery) relating to the origination and reversal of temporary differences	359	(6,165)

Deferred income tax recovery relating to changes in tax rates	—	(460)

Adjustments recognized in the current year in relation to the deferred income tax recovery of prior years	(7,855)	(19,309)

Total deferred income tax recovery	(7,496)	(25,934)

Total income tax expense	500,817	468,920

The Company’s effective income tax rate differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	Year ended September 30
	2022	2021
	%	%

Company’s statutory tax rate	26.5	26.5

Effect of foreign tax rate differences	(1.0)	(1.0)

Final determination from agreements with tax authorities and expirations of statutes of limitations	(0.4)	0.2

Non-deductible and tax exempt items	—	(0.4)

Recognition of previously unrecognized temporary differences	—	(0.2)

Minimum income tax charge	0.4	0.4

Effective income tax rate	25.5	25.5

FISCAL 2022 RESULTS — 103

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes (continued)

The continuity schedule of deferred tax balances is as follows:

	As at September 30, 2021	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2022
	$	$	$	$	$	$	$

Accounts payable and accrued liabilities, provisions and other long-term liabilities	51,156	6,986	(20,232)	—	—	2,304	40,214

Tax benefits on losses carried forward	43,181	1,489	9,450	—	—	(2,157)	51,963

Accrued compensation and employee-related liabilities	40,108	141	17,724	—	(7,194)	357	51,136

Retirement benefits obligations	17,561	2,425	(2,082)	1,011	—	602	19,517

Lease liabilities	179,318	1,577	252	—	—	(10,075)	171,072

PP&E, contract costs, intangible assets and other long-term assets	(121,309)	(27,347)	5,912	—	—	(8,310)	(151,054)

Right-of-use assets	(134,808)	(1,405)	(6,179)	—	—	9,635	(132,757)

Work in progress	(22,190)	—	9,018	—	—	344	(12,828)

Goodwill	(70,845)	—	(5,619)	—	—	(5,153)	(81,617)

Refundable tax credits on salaries	(19,673)	—	(376)	—	—	—	(20,049)

Cash flow hedges	(5,626)	—	4,333	(9,146)	—	41	(10,398)

Other	7,447	180	(4,705)	(223)	—	491	3,190

Deferred taxes, net	(35,680)	(15,954)	7,496	(8,358)	(7,194)	(11,921)	(71,611)

	As at September 30, 2020	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2021
	$	$	$	$	$	$	$

Accounts payable and accrued liabilities, provisions and other long-term liabilities	64,208	(2,427)	(7,553)	(1)	—	(3,071)	51,156

Tax benefits on losses carried forward	46,228	4,654	(6,284)	—	—	(1,417)	43,181

Accrued compensation and employee-related liabilities	27,420	—	7,811	—	6,137	(1,260)	40,108

Retirement benefits obligations	23,166	—	2,573	(5,919)	—	(2,259)	17,561

Lease liabilities	222,997	—	(36,103)	—	—	(7,576)	179,318

PP&E, contract costs, intangible assets and other long-term assets	(136,460)	(3,905)	14,280	—	—	4,776	(121,309)

Right-of-use assets	(171,835)	—	31,255	—	—	5,772	(134,808)

Work in progress	(34,277)	—	11,139	—	—	948	(22,190)

Goodwill	(64,209)	—	(10,493)	—	—	3,857	(70,845)

Refundable tax credits on salaries	(22,724)	—	3,051	—	—	—	(19,673)

Cash flow hedges	(475)	—	675	(6,157)	—	331	(5,626)

Other	1,104	—	15,583	(8,542)	—	(698)	7,447

Deferred taxes, net	(44,857)	(1,678)	25,934	(20,619)	6,137	(597)	(35,680)

The deferred tax balances are presented as follows in the consolidated balance sheets:

	As at September 30, 2022	As at September 30, 2021
	$	$

Deferred tax assets	85,795	96,358

Deferred tax liabilities	(157,406)	(132,038)

	(71,611)	(35,680)

104 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes (continued)

As at September 30, 2022, the Company had $258,244,000 ($225,002,000 as at September 30, 2021) in operating tax losses carried forward, of which $110,918,000 ($82,548,000 as at September 30, 2021) expire at various dates from 2029 to 2042 and $147,326,000 ($142,454,000 as at September 30, 2021) have no expiry dates. As at September 30, 2022, a deferred income tax asset of $46,893,000 ($38,371,000 as at September 30, 2021) has been recognized on $179,329,000 ($162,693,000 as at September 30, 2021) of these losses. The deferred income tax assets are recognized only to the extent that it is probable that taxable income will be available against which the unused tax losses can be utilized. As at September 30, 2022, the Company had $12,450,000 ($25,325,000 as at September 30, 2021) of unrecognized operating tax losses that will expire at various dates from 2029 to 2042 and $66,466,000 ($36,984,000 as at September 30, 2021) that have no expiry date.

As at September 30, 2022, the Company had $421,218,000 ($469,097,000 as at September 30, 2021) in non-operating tax losses carried forward that have no expiry dates. As at September 30, 2022, a deferred income tax asset of $5,070,000 ($4,810,000 as at September 30, 2021) has been recognized on $20,295,000 ($20,534,000 as at September 30, 2021) of these losses. As at September 30, 2022, the Company had $400,923,000 ($448,563,000 as at September 30, 2021) of unrecognized non-operating tax losses.

As at September 30, 2022, the Company had $907,577,702 ($1,420,634,000 as at September 30, 2021) of cash and cash equivalents held by foreign subsidiaries. The tax implications of the repatriation of cash and cash equivalents not considered indefinitely reinvested have been accounted for and will not materially affect the Company’s liquidity. In addition, the Company has not recorded deferred tax liabilities on undistributed earnings of $7,100,148,000 ($6,290,351,000 as at September 30, 2021) coming from its foreign subsidiaries as they are considered indefinitely reinvested. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to taxation.

FISCAL 2022 RESULTS — 105

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits

The Company operates various post-employment plans, including defined benefit and defined contribution pension plans as well as other benefit plans for its employees.

DEFINED BENEFIT PLANS

The Company operates defined benefit pension plans primarily for the benefit of employees in the U.K., Germany and France, with smaller plans in other countries. The benefits are based on pensionable salary and years of service and are funded with assets held in separate funds.

The defined benefit plans expose the Company to interest risk, inflation risk, longevity risk, currency risk and market investment risk.

The following description focuses mainly on plans registered in the U.K., France and Germany:

U.K.

In the U.K., the Company has three defined benefit pension plans, the CMG U.K. Pension Scheme, the Logica U.K. Pension & Life Assurance Scheme and the Logica Defined Benefit Pension Plan.

The CMG U.K. Pension Scheme is closed to new members and is closed to further accrual of rights for existing members. The Logica U.K. Pension & Life Assurance Scheme is still open but only for employees who come from the civil service with protected pensions. The Logica Defined Benefit Pension Plan was created to mirror the Electricity Supply Pension Scheme and was created for employees that worked for National Grid and Welsh Water with protected benefits.

Both the Logica U.K. Pension & Life Assurance Scheme and the Logica Defined Benefit Pension Plan are employer and employee based contribution plans.

The trustees are the custodians of the defined benefit pension plans and are responsible for the plan administration, including investment strategies. The trustees review periodically the investment and the asset allocation policies. As such, the CMG U.K. Pension Scheme policy is to target an allocation up to a maximum of 45% to return-seeking assets such as equities; the Logica U.K. Pension & Life Assurance Scheme policy is to invest 15% of the scheme assets in equities and 85% in bonds; and the Logica Defined Benefit Pension Plan policy is to invest 15% of the plan assets in equities and 85% in bonds.

The U.K. Pensions Act 2004 requires that full formal actuarial valuations are carried out at least every three years to determine the contributions that the Company should pay in order for the plan to meet its statutory objective, taking into account the assets already held. In the interim years, the trustees need to obtain estimated funding updates unless the scheme has less than 100 members in total.

The latest funding actuarial valuations of the three defined benefit pension plans described above were being performed as at September 30, 2021 and the results were finalized during the year ended September 30, 2022 with the following recommendations:

–

The actuarial valuation of the CMG U.K. Pension Scheme reported a surplus of $34,707,000. It specified that no supplementary contributions were required in order to reach the plan funding objectives. During fiscal 2022, the Company contributed an amount of $693,000 to cover administration expenses; and

–

The actuarial valuation of the Logica U.K. Pension & Life Assurance Scheme reported a surplus of $85,000. It specified that no supplementary contributions were required in order to reach the plan funding objectives. During fiscal 2022, the Company contributed an amount of $314,000 to cover service costs; and

–

The actuarial valuation of the Logica Defined Benefit Pension Plan reported a surplus of $17,819,000. It specified that no supplementary contributions were required in order to reach the plan funding objectives. Since November 30, 2019, the Company did not contribute to the plan.

106 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

France

In France, the retirement indemnities are provided in accordance with the Labour Code. Upon retirement, employees receive an indemnity, depending on the salary and seniority in the Company, in the form of a lump-sum payment.

Germany

In Germany, the Company has numerous defined benefit pension plans which are all closed to new members. In the majority of the plans, upon retirement of employees, the benefits are in the form of a monthly pension and in a few plans, the employees receive an indemnity in the form of a lump-sum payment. There are no mandatory funding requirements. The plans are funded by the contributions made by the Company. In some plans, insurance policies are taken out to fund retirement benefit plans. These do not qualify as plan assets and are presented as reimbursement rights, unless they are part of a reinsured support fund or are pledged to the employees.

The following tables present amounts for post-employment benefits plans included in the consolidated balance sheets:

As at September 30, 2022	U.K.	France	Germany	Other	Total
	$	$	$	$	$

Defined benefit obligations	(525,262)	(77,477)	(61,420)	(60,368)	(724,527)

Fair value of plan assets	571,909	—	11,028	33,616	616,553

	46,647	(77,477)	(50,392)	(26,752)	(107,974)

Fair value of reimbursement rights	—	—	18,495	382	18,877

Net asset (liability) recognized in the balance sheet	46,647	(77,477)	(31,897)	(26,370)	(89,097)

Presented as:

Other long-term assets (Note 10)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	—	18,495	382	18,877

Retirement benefits assets	46,647	—	—	424	47,071

Retirement benefits obligations	—	(77,477)	(50,392)	(27,176)	(155,045)

	46,647	(77,477)	(31,897)	(26,370)	(89,097)

As at September 30, 2021	U.K.	France	Germany	Other	Total
	$	$	$	$	$

Defined benefit obligations	(881,008)	(77,006)	(94,381)	(82,159)	(1,134,554)

Fair value of plan assets	986,359	661	12,234	37,040	1,036,294

	105,351	(76,345)	(82,147)	(45,119)	(98,260)

Fair value of reimbursement rights	—	—	20,823	427	21,250

Net asset (liability) recognized in the balance sheet	105,351	(76,345)	(61,324)	(44,692)	(77,010)

Presented as:

Other long-term assets (Note 10)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	—	20,823	427	21,250

Retirement benefits assets	105,351	—	—	877	106,228

Retirement benefits obligations	—	(76,345)	(82,147)	(45,996)	(204,488)

	105,351	(76,345)	(61,324)	(44,692)	(77,010)

FISCAL 2022 RESULTS — 107

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	France	Germany	Other	Total
	$	$	$	$	$

As at September 30, 2021	881,008	77,006	94,381	82,159	1,134,554

Current service cost	1,114	5,673	531	5,735	13,053

Interest cost	16,877	740	768	2,748	21,133

Business acquisitions (Note 26a)	—	10,192	—	—	10,192

Actuarial gains due to change in financial assumptions[1]	(285,653)	(20,586)	(25,735)	(10,104)	(342,078)

Actuarial losses (gains) due to change in demographic assumptions[1]	7,882	921	—	(520)	8,283

Actuarial losses due to experience[1]	4,081	12,112	2,214	3,848	22,255

Plan participant contributions	80	—	—	—	80

Benefits paid from the plan	(24,018)	(622)	(647)	(6,421)	(31,708)

Benefits paid directly by employer	—	(1,318)	(2,848)	(866)	(5,032)

Foreign currency translation adjustment[1]	(76,109)	(6,641)	(7,244)	(4,217)	(94,211)

Other	—	—	—	(11,994)	(11,994)

As at September 30, 2022	525,262	77,477	61,420	60,368	724,527

Defined benefit obligations of unfunded plans	—	77,477	—	18,829	96,306

Defined benefit obligations of funded plans	525,262	—	61,420	41,539	628,221

As at September 30, 2022	525,262	77,477	61,420	60,368	724,527

Defined benefit obligations	U.K.	France	Germany	Other	Total
	$	$	$	$	$

As at September 30, 2020	891,628	84,442	104,090	83,584	1,163,744

Current service cost	1,114	6,004	665	8,095	15,878

Interest cost	13,490	529	642	2,867	17,528

Past service cost	346	—	—	—	346

Actuarial losses (gains) due to change in financial assumptions[1]	21,722	(2,922)	(1,201)	(1,125)	16,474

Actuarial (gains) losses due to experience[1]	(9,994)	(3,498)	521	(559)	(13,530)

Plan participant contributions	92	—	—	—	92

Benefits paid from the plan	(29,936)	—	(1,053)	(3,521)	(34,510)

Benefits paid directly by employer	—	(2,492)	(2,954)	(2,242)	(7,688)

Foreign currency translation adjustment[1]	(7,454)	(5,057)	(6,329)	(4,940)	(23,780)

As at September 30, 2021	881,008	77,006	94,381	82,159	1,134,554

Defined benefit obligations of unfunded plans	—	77,006	—	40,491	117,497

Defined benefit obligations of funded plans	881,008	—	94,381	41,668	1,017,057

As at September 30, 2021	881,008	77,006	94,381	82,159	1,134,554

[1]	Amounts recognized in other comprehensive income.

108 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Plan assets and reimbursement rights	U.K.	France	Germany	Other	Total
	$	$	$	$	$

As at September 30, 2021	986,359	661	33,057	37,467	1,057,544

Interest income on plan assets	18,901	—	274	1,907	21,082

Employer contributions	1,007	1,318	2,638	4,449	9,412

Return on assets excluding interest income[1]	(324,003)	—	(214)	(1,836)	(326,053)

Plan participant contributions	80	—	—	393	473

Benefits paid from the plan	(24,018)	(622)	(647)	(6,421)	(31,708)

Benefits paid directly by employer	—	(1,318)	(2,848)	(866)	(5,032)

Administration expenses paid from the plan	(1,568)	—	—	(7)	(1,575)

Foreign currency translation adjustment[1]	(84,849)	(39)	(2,737)	(1,088)	(88,713)

As at September 30, 2022	571,909	—	29,523	33,998	635,430

Plan assets	571,909	—	11,028	33,616	616,553

Reimbursement rights	—	—	18,495	382	18,877

As at September 30, 2022	571,909	—	29,523	33,998	635,430

Plan assets and reimbursement rights	U.K.	France	Germany	Other	Total
	$	$	$	$	$

As at September 30, 2020	977,137	692	35,271	35,357	1,048,457

Interest income on plan assets	14,795	5	216	1,507	16,523

Employer contributions	1,640	2,492	3,462	7,649	15,243

Return on assets excluding interest income[1]	32,252	7	384	1,836	34,479

Plan participant contributions	92	—	—	393	485

Benefits paid from the plan	(29,936)	—	(1,053)	(3,521)	(34,510)

Benefits paid directly by employer	—	(2,492)	(2,954)	(2,242)	(7,688)

Administration expenses paid from the plan	(1,400)	—	—	(8)	(1,408)

Foreign currency translation adjustment[1]	(8,221)	(43)	(2,269)	(3,504)	(14,037)

As at September 30, 2021	986,359	661	33,057	37,467	1,057,544

Plan assets	986,359	661	12,234	37,040	1,036,294

Reimbursement rights	—	—	20,823	427	21,250

As at September 30, 2021	986,359	661	33,057	37,467	1,057,544

[1]	Amounts recognized in other comprehensive income.

FISCAL 2022 RESULTS — 109

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The plan assets at the end of the years consist of:

As at September 30, 2022	U.K.	France	Germany	Other	Total
	$	$	$	$	$

Quoted equities	196,611	—	—	—	196,611

Quoted bonds	102,658	—	—	—	102,658

Cash	143,312	—	—	65	143,377

Other[1]	129,328	—	11,028	33,551	173,907

	571,909	—	11,028	33,616	616,553

As at September 30, 2021	U.K.	France	Germany	Other	Total
	$	$	$	$	$

Quoted equities	426,066	—	—	—	426,066

Quoted bonds	109,787	—	—	—	109,787

Cash	36,974	—	—	64	37,038

Other[1]	413,532	661	12,234	36,976	463,403

	986,359	661	12,234	37,040	1,036,294

[1]	Other is mainly composed of quoted investment funds and various insurance policies to cover some of the defined benefit obligations.

Plan assets do not include any shares of the Company, property occupied by the Company or any other assets used by the Company.

The following table summarizes the expense1 recognized in the consolidated statements of earnings:

	Year ended September 30
	2022	2021
	$	$

Current service cost	13,053	15,878

Past service cost	—	346

Net interest on net defined benefit obligations or assets	51	1,005

Administration expenses	1,575	1,408

	14,679	18,637

[1]

The expense was presented as costs of services, selling and administrative for an amount of $13,053,000 and as net finance costs for an amount of $1,626,000 (Note 25) ($16,224,000 and $2,413,000, respectively for the year ended September 30, 2021).

110 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions

The following are the principal actuarial assumptions calculated as weighted averages of the defined benefit obligations. The assumed discount rates, future salary and pension increases, inflation rates and mortality all have a significant effect on the accounting valuation.

As at September 30, 2022	U.K	France	Germany	Other
	%	%	%	%

Discount rate	4.95	3.75	4.07	6.02

Future salary increases	0.35	3.77	2.50	2.51

Future pension increases	3.30	—	2.10	0.60

Inflation rate	3.60	2.20	2.00	4.06

As at September 30, 2021	U.K.	France	Germany	Other
	%	%	%	%

Discount rate	2.03	0.90	0.88	4.22

Future salary increases	0.35	3.75	2.50	2.36

Future pension increases	3.38	—	1.80	0.10

Inflation rate	3.45	1.50	2.00	3.75

The average longevity over 65 of a member presently at age 45 and 65 are as follows:

As at September 30, 2022	U.K.			Germany
		(in years	)

Longevity at age 65 for current members

Males	22.0			21.0

Females	23.8			24.0

Longevity at age 45 for current members

Males	23.3			23.0

Females	25.3			26.0

As at September 30, 2021	U.K.			Germany
		(in years	)
Longevity at age 65 for current members

Males	21.9			21.0

Females	23.8			24.0

Longevity at age 45 for current members

Males	23.3			23.0

Females	25.4			26.0

FISCAL 2022 RESULTS — 111

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions (continued)

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country. Mortality assumptions for the most significant countries are based on the following post-retirement mortality tables for the year ended September 30, 2022: (1) U.K.: 100% S2PxA (year of birth) plus CMI_2020 projections with 1.25% p.a. minimum long term improvement rate, (2) Germany: Heubeck RT2018G and (3) France: INSEE TVTD 2016-2018.

The following tables show the sensitivity of the defined benefit obligations to changes in the principal actuarial assumptions:

As at September 30, 2022	U.K.	France	Germany
	$	$	$

Increase of 0.25% in the discount rate	(19,249)	(2,294)	(1,512)

Decrease of 0.25% in the discount rate	20,234	2,500	1,578

Salary increase of 0.25%	193	2,584	20

Salary decrease of 0.25%	(188)	(2,388)	(19)

Pension increase of 0.25%	13,324	—	774

Pension decrease of 0.25%	(12,614)	—	(747)

Increase of 0.25% in inflation rate	21,301	2,584	774

Decrease of 0.25% in inflation rate	(16,005)	(2,388)	(747)

Increase of one year in life expectancy	12,957	281	1,511

Decrease of one year in life expectancy	(13,093)	(320)	(1,360)

As at September 30, 2021	U.K.	France	Germany
	$	$	$

Increase of 0.25% in the discount rate	(36,571)	(2,716)	(2,986)

Decrease of 0.25% in the discount rate	38,221	2,851	3,144

Salary increase of 0.25%	480	2,870	35

Salary decrease of 0.25%	(471)	(2,746)	(34)

Pension increase of 0.25%	25,254	—	1,440

Pension decrease of 0.25%	(24,480)	—	(1,381)

Increase of 0.25% in inflation rate	36,172	2,870	1,440

Decrease of 0.25% in inflation rate	(34,478)	(2,746)	(1,381)

Increase of one year in life expectancy	27,907	555	3,131

Decrease of one year in life expectancy	(27,556)	(585)	(2,761)

The sensitivity analysis above has been based on a method that extrapolates the impact on the defined benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the year.

The weighted average duration of the defined benefit obligations are as follows:

	Year ended September 30
	2022	2021
	(in years)

U.K.	17	18

France	13	15

Germany	11	13

Other	8	9

112 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The Company expects to contribute $7,257,000 to defined benefit plans during the next year, of which $329,000 relates to the U.K. plans, and $6,928,000 relates to the other plans. The contributions will include new benefit accruals.

DEFINED CONTRIBUTION PLANS

The Company also operates defined contribution pension plans. In some countries, contributions are made into the state pension plans. The pension cost for defined contribution plans amounted to $226,079,000 in 2022 ($224,010,000 in 2021).

In addition, in Sweden, the Company contributes to a multi-employer plan, Alecta SE (Alecta) pension plan, which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as sufficient information is not available to use defined benefit accounting. Alecta lacks the possibility of establishing an exact distribution of assets and provisions to the respective employers. The Company’s proportion of the total contributions to the plan is 0.48% and the Company’s proportion of the total number of active members in the plan is 0.47%.

Alecta uses a collective funding ratio to determine the surplus or deficit in the pension plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. The collective funding is the difference between Alecta’s assets and the commitments to the policy holders and insured individuals. The collective funding ratio is normally allowed to vary between 125% and 175%. As at September 30, 2022, Alecta collective funding ratio was 189% (169% in 2021). The plan expense was $29,539,000 in 2022 ($31,807,000 in 2021). The Company expects to contribute $20,131,000 to the plan during the next year.

OTHER BENEFIT PLANS

As at September 30, 2022, the deferred compensation liability totaled $81,452,000 ($91,943,000 as at September 30, 2021) (Note 15) and the deferred compensation assets totaled $71,863,000 ($81,633,000 as at September 30, 2021) (Note 11). The deferred compensation liability is mainly related to plans covering some of its U.S. and German management. Some of the plans include assets that will be used to fund the liabilities.

For the deferred compensation plan in the U.S., a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets composed of investments vary with employees’ contributions and changes in the value of the investments. The change in liabilities associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $71,863,000 as at September 30, 2022 ($81,245,000 as at September 30, 2021).

FISCAL 2022 RESULTS — 113

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

18.	Accumulated other comprehensive income

	As at September 30, 2022	As at September 30, 2021

	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $45,419 ($43,208 as at September 30, 2021)	291,532	611,230

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $43,936 ($41,611 as at September 30, 2021)	(271,690)	(267,149)

Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $4,664 ($2,369 as at September 30, 2021)	28,274	6,569

Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $10,398 ($1,252 as at September 30, 2021)	30,274	5,029

Net unrealized (losses) gains on financial assets at fair value through other comprehensive income, net of accumulated income tax recovery of $1,367 (net of accumulated income tax expense of $592 as at September 30, 2021)	(4,072)	2,191

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $12,095 ($11,084 as at September 30, 2021)	(34,572)	(26,290)

	39,746	331,580

For the year ended September 30, 2022, $4,151,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $998,000, previously recognized in other comprehensive income were reclassified in the consolidated statements of earnings ($412,000 of net unrealized loss on cash flow hedges, net of income tax recovery of $623,000, were reclassified for the year ended September 30, 2021).

For the year ended September 30, 2022, $10,746,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of 3,876,000, were also reclassified in the consolidated statements of earnings ($10,317,000 and $3,719,000, respectively for the year ended September 30, 2021).

19.	Capital stock

The Company’s authorized share capital is comprised of an unlimited number, all without par value, of:

–

First preferred shares, issuable in series, carrying one vote per share, each series ranking equal with other series, but prior to second preferred shares, Class A subordinate voting shares and Class B multiple voting shares with respect to the payment of dividends;

–

Second preferred shares, issuable in series, non-voting, each series ranking equal with other series, but prior to Class A subordinate voting shares and Class B multiple voting shares with respect to the payment of dividends;

–

Class A subordinate voting shares, carrying one vote per share, participating equally with Class B multiple voting shares with respect to the payment of dividends and convertible into Class B multiple voting shares under certain conditions in the event of certain takeover bids on Class B multiple voting shares; and

–

Class B multiple voting shares, carrying ten votes per share, participating equally with Class A subordinate voting shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate voting shares.

114 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Capital stock (continued)

For the fiscal years 2022 and 2021, the number of issued and outstanding Class A subordinate voting shares and Class B multiple voting shares varied as follows:

	Class A subordinate voting shares		Class B multiple voting shares			Total

	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$

As at September 30, 2020	230,690,875	1,721,491	28,945,706	40,382	259,636,581	1,761,873

Release of shares held in trusts[1]	—	7,150	—	—	—	7,150

Issued upon exercise of stock options[2]	1,290,919	73,827	—	—	1,290,919	73,827

Purchased and cancelled[3]	(15,310,465)	(177,560)	—	—	(15,310,465)	(177,560)

Purchased and not cancelled[3]	—	(1,181)	—	—	—	(1,181)

Purchased and held in trusts[4]	—	(31,404)	—	—	—	(31,404)

Conversion of shares[5]	2,500,000	3,488	(2,500,000)	(3,488)	—	—

As at September 30, 2021	219,171,329	1,595,811	26,445,706	36,894	245,617,035	1,632,705

Release of shares held in trusts[1]	—	15,821	—	—	—	15,821

Issued upon exercise of stock options[2]	941,059	50,236	—	—	941,059	50,236

Purchased and cancelled[3]	(8,809,839)	(134,409)	—	—	(8,809,839)	(134,409)

Purchased and not cancelled[3]	—	(881)	—	—	—	(881)

Purchased and held in trusts[4]	—	(70,303)	—	—	—	(70,303)

As at September 30, 2022	211,302,549	1,456,275	26,445,706	36,894	237,748,255	1,493,169

[1]

During the year ended September 30, 2022, 235,441 shares held in trust were released (119,108 during the year ended September 30, 2021) with a recorded value of $15,821,000 ($7,150,000 during the year ended September 30, 2021) that was removed from contributed surplus. As at September 30, 2022, 1,841,709 Class A subordinate voting shares were held in trusts under the PSU plans (1,433,521 as at September 30, 2021).

[2]

The carrying value of Class A subordinate voting shares includes $8,549,000 ($12,773,000 during the year ended September 30, 2021), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year ended September 30, 2022.

[3]

On February 1, 2022, the Company’s Board of Directors authorized and subsequently received the regulatory approval from the Toronto Stock Exchange (TSX), for the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 18,781,981 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase for cancellation commencing on February 6, 2022 until no later than February 5, 2023, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elects to terminate the bid.

During the year ended September 30, 2022, the Company purchased for cancellation 4,907,073 Class A subordinate voting shares from the Caisse de dépôt et placement du Québec, in two separate transactions on March 1, 2022 and August 1, 2022, for total aggregate cash consideration of $500,000,000 (4,204,865 and $400,000,000, respectively during the year ended September 30, 2021). The excess of the purchase price over the carrying value in the amount of $395,026,000 was charged to retained earnings ($310,048,000 during the year ended September 30, 2021). The purchases were made pursuant to two exemption orders issued by the Autorité des marchés financiers and are considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

In addition, during the year ended September 30, 2022, the Company purchased for cancellation 3,866,171 Class A subordinate voting shares (11,255,600 during the year ended September 30, 2021) under its previous and current NCIB for a cash consideration of $408,656,000 ($1,119,226,000 during the year ended September 30, 2021) and the excess of the purchase price over the carrying value in the amount of $378,340,000 ($1,030,437,000 during the year ended September 30, 2021) was charged to retained earnings. Of the purchased Class A subordinate voting shares, 113,405 shares with a carrying value of $881,000 and a purchase value of $11,670,000 were held by the Company and were paid and cancelled subsequent to September 30, 2022.

As of September 30, 2021, 150,000 Class A subordinate voting shares purchased for cancellation, for a cash consideration of $16,402,000 and with a carrying value of $1,181,000, were held by the Company and were paid and cancelled during the year ended September 30, 2022.

[4]

During the year ended September 30, 2022, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 643,629 Class A subordinate voting shares of the Company on the open market (309,606 during the year ended September 30, 2021) for a cash consideration of $70,303,000 ($31,404,000 during the year ended September 30, 2021).

[5]

On March 1, 2021, the Co-founder and Advisor to the Executive Chairman of the Board of the Company, also a related party of the Company, converted a total of 2,500,000 Class B multiple voting shares into 2,500,000 Class A subordinate voting shares.

FISCAL 2022 RESULTS — 115

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments

a)	Performance share units

The Company operates two PSU plans with similar terms and conditions. Under both plans, the Board of Directors may grant PSUs to certain employees and officers which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Conditionally upon achievement of performance objectives, granted PSUs under the second plan vest at the end of the four-year period while granted PSUs under the first plan vest annually over a period of four years from the date of the grant.

Class A subordinate voting shares purchased in connection with the PSU plans are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 19).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2020	1,231,470

Granted[1]	669,252

Exercised (Note 19)	(119,108)

Forfeited	(365,411)

Outstanding as at September 30, 2021	1,416,203

Granted[1]	805,699

Exercised (Note 19)	(237,294)

Forfeited	(175,017)

Outstanding as at September 30, 2022	1,809,591

[1]	The PSUs granted in 2022 had a grant date fair value of $109.07 per unit ($94.00 in 2021).

b)	Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2022, 15,327,686 Class A subordinate voting shares were reserved for issuance under the stock option plan.

The following table presents information concerning the outstanding stock options granted by the Company:

		2022		2021

	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share

		$		$

Outstanding, beginning of year	8,012,077	64.49	8,934,097	61.33

Granted	11,940	110.10	995,160	97.86

Exercised (Note 19)	(941,059)	44.30	(1,290,919)	47.29

Forfeited	(188,130)	97.55	(622,940)	107.82

Expired	(11,983)	104.36	(3,321)	108.44

Outstanding, end of year	6,882,845	66.36	8,012,077	64.49

Exercisable, end of year	5,837,921	61.02	5,781,579	54.76

The weighted average share price at the date of exercise for stock options exercised in 2022 was $107.09 ($104.75 in 2021).

116 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments (continued)

b)	Stock options (continued)

The following table summarizes information about the outstanding stock options granted by the Company as at September 30, 2022:

		Options outstanding		Options exercisable

Range of exercise price	Number of options	Weighted average remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price

$		(in years)	$		$

23.65 to 38.79	982,507	1.06	33.01	982,507	33.01

39.47 to 50.94	970,493	2.71	45.46	970,493	45.46

52.63 to 63.72	2,532,301	4.45	63.04	2,532,301	63.04

67.04 to 87.65	1,311,981	5.92	84.05	1,005,535	83.60

97.84 to 115.01	1,085,563	7.91	101.61	347,085	103.69

	6,882,845	4.54	66.36	5,837,921	61.02

The weighted average fair value of stock options granted in the year and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	Year ended September 30

	2022	2021

Grant date fair value ($)	20.94	16.76

Dividend yield (%)	0.00	0.00

Expected volatility (%)[1]	21.27	20.76

Risk-free interest rate (%)	1.28	0.40

Expected life (years)	4.00	4.00

Exercise price ($)	110.10	97.86

Share price ($)	110.10	97.86

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

c)	Share purchase plan

Under the share purchase plan, the Company contributes an amount equal to a percentage of the employee’s basic contribution, up to a maximum of 3.50%. An employee may make additional contributions in excess of the basic contribution. However, the Company does not match contributions in the case of such additional contributions. The employee and Company’s contributions are remitted to an independent plan administrator who purchases Class A subordinate voting shares on the open market on behalf of the employee through either the TSX or NYSE.

d)	Deferred share unit plan

External members of the Board of Directors (participants) are entitled to receive part or their entire retainer fee in DSUs. DSUs are granted with immediate vesting and must be exercised no later than December 15 of the calendar year immediately following the calendar year during which the participant ceases to act as a director. Each DSU entitles the holder to receive a cash payment equal to the closing price of Class A subordinate voting shares on the TSX on the payment date. As at September 30, 2022, the number of outstanding DSUs was 119,090 (101,578 DSUs as at September 30, 2021).

FISCAL 2022 RESULTS — 117

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments (continued)

e)	Share-based payment costs

The share-based payment expense recorded in costs of services, selling and administrative is as follows:

	Year ended September 30

	2022	2021

	$	$

PSUs	42,148	32,484

Stock options	6,848	13,108

Share purchase plan	136,275	128,662

DSUs	1,455	2,876

	186,726	177,130

21.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

			2022			2021

	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share

	$		$	$		$

Basic	1,466,142	239,262,004	6.13	1,369,072	249,119,219	5.50

Net effect of dilutive stock options and PSUs[2]		3,605,441			3,969,661

Diluted	1,466,142	242,867,445	6.04	1,369,072	253,088,880	5.41

[1]

During the year ended September 30, 2022, 8,839,439 Class A subordinate voting shares purchased for cancellation and 1,841,709 Class A subordinate voting shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (15,460,465 and 1,433,521, respectively during the year ended September 30, 2021).

[2]	The calculation of the diluted earnings per share excluded 307,272 stock options for the year ended September 30, 2022 (1,276,809 for the year ended September 30, 2021), as they were anti-dilutive.

22.	Remaining performance obligations

Remaining performance obligations relates to Company’s performance obligations that are partially or fully unsatisfied under fixed-fee arrangements.

The amount of the selling price allocated to remaining performance obligations as at September 30, 2022 is $919,664,000

($939,499,000 as at September 30, 2021) and is expected to be recognized as revenue within a weighted average of 1.9 years (1.8 years as at September 30, 2021).

118 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

23.	Costs of services, selling and administrative

	Year ended September 30

	2022	2021

	$	$

Salaries and other member costs[1]	7,798,407	7,317,113

Professional fees and other contracted labour	1,459,295	1,262,659

Hardware, software and data center related costs	790,447	830,199

Property costs	214,430	216,506

Amortization, depreciation and impairment (Note 24)	468,334	505,562

Other operating expenses	45,651	46,125

	10,776,564	10,178,164

[1]	Net of R&D and other tax credits of $155,856,000 in 2022 ($167,198,000 in 2021).

24.	Amortization, depreciation and impairment

	Year ended September 30

	2022	2021

	$	$

Depreciation of PP&E (Note 6)	133,651	144,423

Depreciation of right-of-use assets (Note 7)	141,295	160,240

Impairment of right-of-use assets (Note 7)	1,495	956

Amortization of contract costs related to transition costs	48,594	61,369

Impairment of contract costs related to transition costs	—	4,592

Amortization of intangible assets (Note 9)	139,940	129,861

Impairment of intangible assets (Note 9)	3,359	4,121

Included in costs of services, selling and administrative (Note 23)	468,334	505,562

Amortization of contract costs related to incentives (presented as a reduction of revenue)	2,201	2,611

Amortization of deferred financing fees (presented in finance costs)	829	875

Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction (increase) of revenue)	37	(102)

Impairment of PP&E (presented in integration costs) (Note 6)	858	1,113

Impairment of right-of-use assets (presented in integration costs) (Note 7)	2,363	511

	474,622	510,570

25.	Net finance costs

	Year ended September 30

	2022	2021

	$	$

Interest on long-term debt	57,752	67,467

Interest on lease liabilities	27,426	33,255

Net interest costs on net defined benefit obligations or assets (Note 17)	1,626	2,413

Other finance costs	8,413	6,774

Finance costs	95,217	109,909

Finance income	(3,194)	(3,111)

	92,023	106,798

FISCAL 2022 RESULTS — 119

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.	Investments in subsidiaries

a)	Business acquisitions realized in current fiscal year

The Company made the following acquisitions during the year ended September 30, 2022:

–

On October 1, 2021, the Company acquired all of the outstanding shares of Array Holding Company, Inc. (Array), for a purchase price of $60,337,000. Based in the United States, Array is a digital services provider that optimizes mission performance for the U.S. Department of Defense and other government organizations and is headquartered in Greenbelt, Maryland.

–

On October 28, 2021, the Company acquired all of the outstanding shares of Cognicase Management Consulting (CMC), for a purchase price of $90,900,000. Based in Spain, CMC is a provider of technology and management consulting services and solutions, headquartered in Madrid.

–

On February 28, 2022, the Company acquired all of the outstanding shares of Unico Computer Systems Pty Ltd (Unico), for a purchase price of $39,814,000. Based in Australia, Unico is a technology consultancy and systems integrator, headquartered in Melbourne.

–

On May 25, 2022, the Company acquired all of the outstanding shares of Harwell Management (Harwell), for a purchase price of $47,309,000. Based in France, Harwell is a management consulting firm specializing in the financial services industry, headquartered in Paris.

–

On May 31, 2022, the Company acquired control of Umanis SA (Umanis) through the acquisition of 72.4% of its outstanding shares (excluding treasury shares), for a purchase price of $303,896,000, and filed with the French financial markets authority (Autorité des Marchés Financiers) the draft mandatory tender offer to purchase all remaining outstanding shares.

By July 18, 2022, the Company acquired an aggregate total interest of more than 90.0% of the outstanding shares (excluding treasury shares) and launched a statutory squeeze-out process through which the remaining shares were acquired on July 29, 2022, for a total cash consideration of $116,362,000. Based in France, Umanis is a digital company specializing in data, digital and business solutions, headquartered in Paris.

These acquisitions were made to further expand CGI’s footprint in their respective regions and to complement CGI’s proximity model.

120 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.	Investments in subsidiaries (continued)

a)	Business acquisitions realized in current fiscal year (continued)

The following table presents the fair value of assets acquired and liabilities assumed for all acquisitions based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed:

	CMC	Umanis	Others	Total

	$	$	$	$

Current assets	46,900	106,102	18,267	171,269

PP&E (Note 6)	1,556	5,179	1,429	8,164

Right-of-use assets (Note 7)	3,353	12,855	5,906	22,114

Contract costs	979	—	—	979

Intangible assets[1] (Note 9)	20,657	62,337	27,653	110,647

Other long-term assets	2,336	16,362	—	18,698

Goodwill[2] (Note 12)	93,638	391,026	146,184	630,848

Current liabilities	(41,055)	(96,141)	(26,904)	(164,100)

Long-term debt	(37,937)	(77,973)	(46,730)	(162,640)

Lease liabilities	(3,920)	(12,919)	(6,342)	(23,181)

Deferred tax liabilities	(2,706)	(12,688)	(560)	(15,954)

Retirement benefits obligations (Note 17)	—	(9,743)	(449)	(10,192)

	83,801	384,397	118,454	586,652

Cash acquired	7,099	35,861	29,006	71,966

Net assets acquired	90,900	420,258	147,460	658,618

Consideration paid	79,291	420,258	139,643	639,192

Consideration payable	11,609	—	7,817	19,426

[1]	Intangible assets are mainly composed of client relationships.

[2]

The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. The goodwill is not deductible for tax purposes.

During the year ended September 30, 2022, the Company finalized the fair value of assets acquired and liabilities assumed for Array and CMC.

The fair value of all assets acquired and liabilities assumed for Unico, Harwell and Umanis are preliminary and are expected to be completed as soon as management will have gathered all the information available and considered necessary in order to finalize this allocation.

The following pro-forma figures are estimated based on the historical financial performance of the acquired businesses prior to the business combinations and do not include any financial synergies and adjustments to the fair value of assets acquired and liabilities assumed.

For the year ended September 30, 2022, on a pro-forma basis, the above acquisitions would have contributed approximately $600,000,000 of revenues and $43,000,000 of earnings before income taxes to the financial results of the Company had the acquisition dates been October 1, 2021.

Since their respective date of acquisition, on a pro-forma basis, the Umanis and CMC acquisitions generated approximately $113,000,000 and $112,000,000, respectively, in revenues and contributed approximately $9,000,000 and $5,000,000, respectively, to the earnings before income taxes to the financial results of the Company.

FISCAL 2022 RESULTS — 121

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.	Investments in subsidiaries (continued)

b)	Business acquisitions realized in the prior fiscal year

The Company made the following acquisitions during the year ended September 30, 2021:

–

On December 31, 2020, the Company acquired the assets of Harris, Mackessy & Brennan, Inc.’s Professional Services Division (HMB), for a purchase price of $30,340,000. Based in the United States, the division focused on high-end technology consulting and services for commercial and government clients and is headquartered in Columbus, Ohio.

–

On May 3, 2021, the Company acquired all of the outstanding shares of Sense Corp, for a purchase price of $81,173,000. Based in the United States, the professional services firm focused on digital systems integration and consulting for state and local government and commercial clients and is headquartered in Saint-Louis, Missouri.

These acquisitions were made to further expand CGI’s footprint in the region and to complement CGI’s proximity model.

The following table presents the fair value of assets acquired and liabilities assumed for all acquisitions based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed:

2021

$

Current assets	17,746

PP&E (Note 6)	1,869

Right-of-use assets (Note 7)	4,982

Intangible assets (Note 9)	22,107

Deferred tax assets	749

Goodwill[1]	75,697

Current liabilities	(11,859)

Lease liabilities	(5,733)

105,558

Cash acquired	5,955

Net assets acquired	111,513

Consideration paid	104,148

Consideration payable	7,365

[1]

The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. As at September 30, 2021, $75,697,000 of the goodwill is included in the U.S. Commercial and State Government operating segment. An amount of goodwill of $23,985,000 is deductible for tax purposes.

In addition, during the year ended September 30, 2022, the Company paid $4,700,000 related to acquisitions realized in prior fiscal years.

122 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.	Investments in subsidiaries (continued)

c)	Acquisition-related and integration costs

During the year ended September 30, 2022, the Company expensed $27,654,000, for acquisition-related and integration costs. This amount includes acquisition-related costs of $3,094,000, and integration costs of $24,560,000. The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs include terminations of employment of $10,948,000, accounted for in restructuring provisions (note 13), and other integration costs of $13,612,000, mainly related to lease of vacated premises.

During the year ended September 30, 2021, the Company expensed $7,371,000, for acquisition-related and integration costs. This amount included acquisition-related costs of $293,000, and integration costs of $7,078,000. The acquisition-related costs consisted mainly of professional fees incurred for the acquisitions. The integration costs included terminations of employment of $1,008,000, accounted for in restructuring provisions, and other integration costs of $6,070,000.

d)	Disposal

There was no significant disposal during the years ended September 30, 2022 and 2021.

27.	Supplementary cash flow information

a)	Net change in non-cash working capital items is as follows for the years ended September 30:

	2022	2021

	$	$

Accounts receivable	(47,789)	(42,336)

Work in progress	(116,260)	(12,354)

Prepaid expenses and other assets	(10,907)	(33,631)

Long-term financial assets	22,929	(10,241)

Accounts payable and accrued liabilities	108,188	60,822

Accrued compensation and employee-related liabilities	(43,429)	233,670

Deferred revenue	43,656	62,307

Income taxes	(2,626)	59,620

Provisions	(41,561)	(105,292)

Long-term liabilities	(28,074)	1,535

Derivative financial instruments	(70)	(249)

Retirement benefits obligations	5,050	1,013

	(110,893)	214,864

b)	Non-cash operating and investing activities related to operations are as follows for the years ended September 30:

	2022	2021

	$	$

Operating activities

Accounts payable and accrued liabilities	7,720	18,707

Provisions	262	805

	7,982	19,512

Investing activities

Purchase of PP&E	(16,732)	(18,162)

Additions, disposals/retirements, change in estimates and lease modifications of right-of-use assets	(101,180)	(104,467)

Additions to intangible assets	(1,127)	(1,350)

	(119,039)	(123,979)

FISCAL 2022 RESULTS — 123

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Supplementary cash flow information (continued)

c)	Changes arising from financing activities are as follows for the years ended September 30:

			2022			2021

	Long-term debt	Derivative financial instruments to hedge long-term debt	Lease liabilities	Long-term debt	Derivative financial instruments to hedge long-term debt	Lease liabilities

	$	$	$	$	$	$

Balance, beginning of year	3,401,656	17,187	776,940	3,587,095	32,234	876,370

Cash used in financing activities excluding equity

Increase of long-term debt	—	—	—	1,885,262	—	—

Repayment of long-term debt and lease liabilities	(401,654)	—	(160,583)	(1,888,777)	—	(174,808)

Repayment of debt assumed in business acquisitions	(113,036)	—	—	—	—	—

Settlement of derivative financial instruments (Note 31)	—	6,258	—	—	(6,992)	—

Non-cash financing activities

Additions, disposals/retirements and change in estimates and lease modifications of right-of-use assets	—	—	95,547	—	—	102,281

Additions through business acquisitions (Note 26)	162,640	—	23,181	—	—	5,733

Changes in foreign currency exchange rates	207,561	(169,660)	(25,153)	(172,984)	(8,055)	(30,721)

Other	9,867	—	(731)	(8,940)	—	(1,915)

Balance, end of year	3,267,034	(146,215)	709,201	3,401,656	17,187	776,940

d) Interest paid and received and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2022	2021

	$	$

Interest paid	115,408	131,646

Interest received	28,247	15,929

Income taxes paid	435,558	382,833

e) Cash and cash equivalents consisted of unrestricted cash as at September 30, 2022 and 2021.

124 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Segmented information

The following tables present information on the Company’s operations based on its revised management structure. Segment results are based on the location from which the services are delivered - the geographic delivery model. The company has restated the segmented information for the comparative period to conform to the new segmented information structure (Note 12).

									Year ended September 30, 2022
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	2,152,113	2,075,321	1,981,380	1,750,902	1,571,118	1,291,125	729,024	692,859	799,661	(176,302)	12,867,201

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	289,730	304,767	463,289	276,395	125,728	200,117	96,651	88,287	241,672	—	2,086,636

Acquisition-related and integration costs (Note 26c)											(27,654)

Net finance costs (Note 25)											(92,023)
Earnings before income taxes											1,966,959

[1]

Total amortization and depreciation of $470,572,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $62,922,000, $70,417,000, $57,528,000, $54,073,000, $91,435,000, $40,765,000, $33,219,000, $34,323,000 and $25,890,000, respectively, for the year ended September 30, 2022. Amortization in intangible assets of $3,359,000 includes impairments mainly from a business solution in Northwest and Central-East Europe for $2,131,000.These assets were no longer expected to generate future economic benefits.

									Year ended September 30, 2021
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	1,917,760	1,800,747	1,755,804	1,607,431	1,663,470	1,355,603	768,994	716,183	680,554	(139,753)	12,126,793

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	269,350	281,217	390,370	252,657	138,191	218,624	114,358	79,898	207,496	—	1,952,161

Acquisition-related and integration costs (Note 26c)											(7,371)

Net finance costs (Note 25)											(106,798)
Earnings before income taxes											1,837,992

[1]

Total amortization and depreciation of $508,071,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $60,186,000, $71,037,000, $65,038,000, $49,636,000, $102,474,000, $57,888,000, $39,275,000, $35,298,000 and $27,239,000, respectively, for the year ended September 30, 2021. Amortization includes impairments of $8,713,000 from business solutions and contract costs which are mainly included in Western and Southern Europe for $3,058,000 related to a business solution and in Finland, Poland and Baltics for $3,490,000 related to contract costs. These assets were no longer expected to generate future economic benefits.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies. Intersegment revenue is priced as if the revenue was from third parties.

FISCAL 2022 RESULTS — 125

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the inter-segment revenue, for the years ended September 30:

	2022	2021

	$	$

Western and Southern Europe

France	1,846,832	1,721,622

Spain	111,515	33,490

Portugal	105,225	105,776

Others	52,510	42,332

	2,116,082	1,903,220

U.S.[1]	3,987,025	3,510,193

Canada	2,143,211	1,892,246

Scandinavia and Central Europe

Germany	811,458	786,426

Sweden	697,941	782,581

Norway	143,259	166,127

	1,652,658	1,735,134

U.K. and Australia

U.K.	1,397,161	1,487,774

Australia	75,746	67,916

	1,472,907	1,555,690

Finland, Poland and Baltics

Finland	727,853	754,412

Others	34,676	37,660

	762,529	792,072

Northwest and Central-East Europe

Netherlands	494,227	479,597

Denmark	114,849	124,553

Czech Republic	54,621	55,821

Others	64,632	73,493

	728,329	733,464

Asia Pacific

Others	4,460	4,774

	4,460	4,774

	12,867,201	12,126,793

[1]

External revenue included in the U.S Commercial and State Government and U.S. Federal operating segments was $2,226,473,000 and $1,760,552,000, respectively in 2022 ($1,889,999,000 and $1,620,194,000, respectively in 2021).

126 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Segmented information (continued)

GEOGRAPHIC INFORMATION (CONTINUED)

The following table provides information for PP&E, right-of-use assets, contract costs and intangible assets based on their location:

	As at September 30, 2022	As at September 30, 2021

	$	$

U.S.	556,075	488,262

Canada	374,757	388,408

France	217,261	120,360

U.K.	112,924	132,897

Sweden	100,088	140,409

Finland	97,486	89,451

Germany	89,527	105,998

India	71,942	70,288

Netherlands	47,274	45,082

Rest of the world	114,966	94,499

	1,782,300	1,675,654

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the year ended September 30:

	2022	2021

	$	$

Managed IT and business process services	6,980,988	6,722,967

Business and strategic IT consulting and systems integration services	5,886,213	5,403,826

	12,867,201	12,126,793

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $1,705,173,000 and 13.3% of revenues for the year ended September 30, 2022 ($1,550,345,000 and 12.8% for the year ended September 30, 2021).

FISCAL 2022 RESULTS — 127

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Related party transactions

During the year ended September 30, 2021, the Company entered into a share conversion transaction with a related party as described in Note 19. As a result, the Company and related subsidiaries are controlled by the Founder and Executive Chairman of the Board.

a)	Transactions with subsidiaries and other related parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation. The Company owns 100% of the equity interests of its principal subsidiaries.

The Company’s principal subsidiaries whose revenues, based on the geographic delivery model, represent more than 3% of the consolidated revenues are as follows:

Name of subsidiary	Country of incorporation

CGI Technologies and Solutions Inc.	United States

CGI France SAS	France

CGI Federal Inc.	United States

CGI IT UK Limited	United Kingdom

CGI Information Systems and Management Consultants Inc.	Canada

Conseillers en gestion et informatique CGI Inc.	Canada

CGI Deutschland B.V. & Co KG	Germany

CGI Sverige AB	Sweden

CGI Suomi OY	Finland

CGI Information Systems and Management Consultants Private Limited	India

CGI Nederland BV	Netherlands

b)	Compensation of key management personnel

Compensation of key management personnel, currently defined as the executive officers and the Board of Directors of the Company, was as follows for the year ended September 30:

	2022	2021

	$	$

Short-term employee benefits	34,430	30,325

Share-based payments	23,819	19,727

128 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Commitments, contingencies and guarantees

a)	Commitments

As at September 30, 2022, the Company entered into long-term service agreements representing a total commitment of $250,049,000. Minimum payments under these agreements are due as follows:

$

Less than one year	146,662

Between one and three years	83,065

Between three and five years	20,322

Beyond five years	—

b)	Contingencies

From time to time, the Company is involved in legal proceedings, audits, litigation and claims which primarily relate to tax exposure, contractual disputes and employee claims arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts and will ultimately be resolved when one or more future events occur or fail to occur. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Claims for which there is a probable unfavourable outcome are recorded in provisions.

In addition, the Company is engaged to provide services under contracts with various government agencies. Some of these contracts are subject to extensive legal and regulatory requirements and, from time to time, government agencies investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the governments agencies have the right to change the scope of, or terminate, these projects at its convenience. The termination or reduction in the scope of a major government contract or project could have a materially adverse effect on the results of operations and the financial condition of the Company.

c)	Guarantees

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure, others do not specify a maximum amount or a maturity date. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2022. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2022, the Company had committed a total of $19,259,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a bid or performance bond, and the ultimate liability, if any, incurred in connection with these guarantees, would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

Moreover, the Company has letters of credit for a total of $67,566,000 in addition to the letters of credit covered by the unsecured committed revolving credit facility (Note 14). These guarantees are required in some of the Company’s contracts with customers.

FISCAL 2022 RESULTS — 129

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of the 2014 U.S. Senior Notes, the 2021 U.S. Senior Notes, the 2021 CAD Senior Notes, the unsecured committed revolving credit facility, the unsecured committed term loan credit facility and the other long- term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-	The fair value of cross-currency swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows;

-	The fair value of cash, cash equivalents and cash included in funds held for clients and short-term investments included in current financial assets is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

As at September 30, 2022, there were no changes in valuation techniques.

The following table presents the financial liabilities included in the long-term debt (Note 14) measured at amortized cost categorized using the fair value hierarchy.

		As at September 30, 2022		As at September 30, 2021

	Level	Carrying amount	Fair value	Carrying amount	Fair value

		$	$	$	$

2014 U.S. Senior Notes	Level 2	550,177	539,752	888,307	936,084

2021 U.S. Senior Notes	Level 2	1,361,974	1,127,739	1,253,226	1,255,055

2021 CAD Senior Notes	Level 2	595,900	503,227	595,331	585,506

Other long-term debt	Level 2	71,278	68,991	31,169	30,345

		2,579,329	2,239,709	2,768,033	2,806,990

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

During the year ended September 30, 2022, the Company entered into Canadian dollar to euro fixed for fixed cross-currency swap agreements for a notional amount of $600,000,000, related to the 2021 CAD Senior Notes, which has a maturity date of September 2028. The cross-currency swaps were designated as hedging instruments on the Company’s net investment in European operations.

130 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at September 30, 2022	As at September 30, 2021

		$	$

Financial assets

FVTE

Cash and cash equivalents	Level 2	966,458	1,699,206

Cash included in funds held for clients (Note 5)	Level 2	504,726	456,525

Deferred compensation plan assets (Note 11)	Level 1	71,863	81,633

		1,543,047	2,237,364

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments included in current financial assets	Level 2

Cross-currency swaps		8,740	4,146

Foreign currency forward contracts		18,934	12,745

Interest rate swaps		—	1,043

Long-term derivative financial instruments (Note 11)	Level 2

Cross-currency swaps		222,246	24,347

Foreign currency forward contracts		15,631	9,231

		265,551	51,512

FVOCI

Short-term investments included in current financial assets	Level 2	6,184	1,027

Long-term bonds included in funds held for clients (Note 5)	Level 2	94,113	136,629

Long-term investments (Note 11)	Level 2	16,826	19,354

		117,123	157,010

Financial liabilities

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments	Level 2

Cross-currency swaps		—	5,762

Foreign currency forward contracts		5,710	735

Long-term derivative financial instruments	Level 2

Cross-currency swaps		1,685	39,918

Foreign currency forward contracts		4,795	1,866

		12,190	48,281

There have been no transfers between Level 1 and Level 2 for the years ended September 30, 2022 and 2021.

FISCAL 2022 RESULTS — 131

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

MARKET RISK

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk

During the year ended September 30, 2022, the Company had interest rate swaps whereby the Company received a fixed rate of interest and paid interest at a variable rate of its 2011 U.S. Senior Note. These swaps were being used to hedge the exposure to changes in the fair value of the debt. In December 2021, the Company repaid the last tranche of the 2011 U.S. Senior Note and settled the related interest rate swaps (Note 14). The following table summarizes the fair value of these swaps.

					As at September 30, 2022	As at September 30, 2021

Interest rate swaps	Notional amount	Receive Rate	Pay Rate	Maturity	Fair value	Fair value

					$	$

Fair value hedges of 2011 U.S. Senior Note	U.S.$250,000	4.99%	LIBOR 1 month + 3.26%	December 2021	—	1,043

In addition, the Company designates cross-currency interest rate swaps as cash flow hedges for changes in both interest rates and foreign exchange rates of foreign currency denominated long-term debt as described below.

The Company is also exposed to interest rate risk on its unsecured committed revolving credit facility carrying amount.

The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings.

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency exchange rates. The Company mitigates this risk principally through foreign currency denominated debt and derivative financial instruments, which includes foreign currency forward contracts and cross-currency swaps.

The Company hedges a portion of the translation of the Company’s net investments in its U.S. operations into Canadian dollar, with Senior U.S. unsecured notes. As of September 30, 2022, the Senior U.S. unsecured notes of a carrying value of $1,547,617,000 and a nominal amount of $1,547,680,000 have been designated as hedging instruments to hedge portions of the Company’s net investments in its U.S. operations.

The Company also hedges a portion of the translation of the Company’s net investments in its European operations with cross-currency swaps.

132 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Currency risk (continued)

The following tables summarize the cross-currency swap agreements that the Company had entered into in order to manage its currency:

					As at September 30, 2022	As at September 30, 2021
Receive Notional	Receive Rate	Pay Notional	Pay rate	Maturity	Fair value	Fair value

					$	$
Hedges of net investments in European operations

$759,400	From 1.62% to 3.81%	€521,337	From (0.14%) to 2.51%	From September 2023 to 2028	78,647	12,859

$136,274	From 3.57% to 3.63%	£75,842	From 2.67% to 2.80%	September 2024	24,247	9,814

$58,419	From 3.57% to 3.68%	Skr371,900	From 2.12% to 2.18%	September 2024	12,625	5,820

Hedges of net investments in European operations and cash flow hedges on unsecured committed term loan credit facility

U.S.$500,000	LIBOR 1 month + 1.00%	€443,381	From 1.13% to 1.17%	December 2023	104,330	(27,819)

Cash flow hedges of 2014 U.S Senior Notes

U.S.$265,000	From 3.74% to 4.06%	$354,093	From 3.45% to 3.81%	From September 2023 to 2024	9,452	(17,861)

Total					229,301	(17,187)

During the year ended September 30, 2022, the Company settled cross-currency swaps with a notional amount of $69,300,000 for a net amount of $6,258,000. The related amounts recognized in accumulated other comprehensive income will be transferred to earnings when the net investment is disposed of.

The Company enters into foreign currency forward contracts to hedge the variability in various foreign currency exchange rates on future revenues. Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

As at September 30, 2022, the Company held foreign currency forward contracts to hedge exposures to changes in foreign currency, which have the following notional, average contract rates and maturities:

		Average contract rates		As at September 30, 2022	As at September 30, 2021

Foreign currency forward contracts	Notional	Less than one year	More than one year	Fair value	Fair value

				$	$

USD/INR	U.S.$227,289	80.99	83.17	(7,803)	4,002

CAD/INR	$302,557	62.40	64.41	7,865	882

EUR/INR	€67,895	96.28	95.93	11,690	6,650

GBP/INR	£61,686	106.91	105.62	12,753	2,390

SEK/INR	Skr49,908	9.04	7.40	1,047	(10)

EUR/GBP				—	1,033

EUR/MAD	€22,190	11.00	10.70	(201)	2,064

EUR/CZK	€7,082	26.80	26.87	611	758

EUR/SEK	€7,241	10.77	10.36	(148)	1,396

Others	$65,935			(1,754)	210

Total				24,060	19,375

FISCAL 2022 RESULTS — 133

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Currency risk (continued)

The following table details the Company’s sensitivity to a 10% strengthening of the Swedish krona, the U.S. dollar, the euro and the British pound foreign currency rates on net earnings and comprehensive income. The sensitivity analysis on net earnings presents the impact of foreign currency denominated financial instruments and adjusts their translation at period end for a 10% strengthening in foreign currency rates. The sensitivity analysis on other comprehensive income presents the impact of a 10% strengthening in foreign currency rates on the fair value of foreign currency forward contracts designated as cash flow hedges and on net investment hedges.

				2022				2021

	euro impact	U.S. dollar impact	British pound impact	Swedish krona impact	euro impact	U.S. dollar impact	British pound impact	Swedish krona impact

	$	$	$	$	$	$	$	$

Increase in net earnings	2,835	3,604	622	883	1,294	1,416	1,227	171

Decrease in other comprehensive loss	(183,986)	(179,780)	(31,700)	(8,577)	(83,334)	(187,587)	(25,622)	(8,287)

LIQUIDITY RISK

Liquidity risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets. The Company’s activities are financed through a combination of the cash flows from operations, borrowing under existing unsecured committed revolving credit facility, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows. The Company regularly monitors its cash forecasts to ensure it has sufficient flexibility under its available liquidity to meet its obligations.

134 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

The following tables summarize the carrying amount and the contractual maturities of both the interest and principal portion of financial liabilities. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate or floating rate.

As at September 30, 2022	Carrying amount	Contractual cash flows	Less than one year	Between one and three years	Between three and five years	Beyond five years

	$	$	$	$	$	$

Non-derivative financial liabilities

Accounts payable and accrued liabilities	1,016,407	1,016,407	1,016,407	—	—	—

Accrued compensation and employee-related liabilities	1,130,726	1,130,726	1,130,726	—	—	—

2014 U.S. Senior Notes	550,177	591,467	90,680	500,787	—	—

2021 U.S. Senior Notes	1,361,974	1,537,370	24,623	49,246	862,639	600,862

2021 CAD Senior Notes	595,900	675,600	12,600	25,200	25,200	612,600

Unsecured committed term loan credit facility	687,705	721,807	27,053	694,754	—	—

Lease liabilities	709,201	808,445	182,815	295,017	166,848	163,765

Other long-term debt	71,278	80,324	25,843	11,919	42,557	5

Clients’ funds obligations	604,431	604,431	604,431	—	—	—

Derivative financial liabilities

Cash flow hedges of future revenue	10,505

Outflow		304,698	110,827	193,871	—	—

(Inflow)		(311,446)	(109,319)	(202,127)	—	—

Cross-currency swaps	1,685

Outflow		168,213	74,902	93,311	—	—

(Inflow)		(167,586)	(74,762)	(92,824)	—	—

	6,739,989	7,160,456	3,116,826	1,569,154	1,097,244	1,377,232

As at September 30, 2021	Carrying amount	Contractual cash flows	Less than one year	Between one and three years	Between three and five years	Beyond five years

	$	$	$	$	$	$

Non-derivative financial liabilities

Accounts payable and accrued liabilities	891,374	891,374	891,374	—	—	—

Accrued compensation and employee-related liabilities	1,084,014	1,084,014	1,084,014	—	—	—

2011 & 2014 U.S. Senior Notes	888,307	955,768	410,738	545,030	—	—

2021 U.S. Senior Notes	1,253,226	1,439,360	22,690	45,380	805,940	565,350

2021 CAD Senior Notes	595,331	688,269	12,669	25,200	25,200	625,200

Unsecured committed term loan credit facility	633,623	649,498	7,043	642,455	—	—

Lease liabilities	776,940	877,498	192,750	318,993	180,593	185,162

Other long-term debt	31,169	32,071	13,133	18,337	595	6

Clients’ funds obligations	591,101	591,101	591,101	—	—	—

Derivative financial liabilities

Cash flow hedges of future revenue	2,601

Outflow		163,162	55,039	103,373	4,750	—

(Inflow)		(171,282)	(55,756)	(110,294)	(5,232)	—

Cross-currency swaps	45,680

Outflow		1,128,791	91,667	1,037,124	—	—

(Inflow)		(1,088,240)	(85,776)	(1,002,464)	—	—

	6,793,366	7,241,384	3,230,686	1,623,134	1,011,846	1,375,718

FISCAL 2022 RESULTS — 135

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

As at September 30, 2022, the Company held cash and cash equivalents, funds held for clients, short-term investments and long-term investments of $1,588,307,000 ($2,312,741,000 as at September 30, 2021). The Company also had available $1,495,730,000 in unsecured committed revolving credit facility ($1,493,372,000 as at September 30, 2021). As at September 30, 2022, trade accounts receivable amounted to $1,106,187,000 (Note 4) ($938,417,000 as at September 30, 2021). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, accounts receivable, work in progress, long-term investments and derivative financial instruments with a positive fair value. The maximum exposure of credit risk is generally represented by the carrying amount of these items reported on the consolidated balance sheets.

The Company is exposed to credit risk in connection with long-term investments through the possible inability of borrowers to meet the terms of their obligations. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A- or higher. The application of the low credit exemption had no material impact on the Company’s consolidated financial statements.

The Company has accounts receivable derived from clients engaged in various industries including government; financial services; manufacturing, retail & distribution; communications & utilities; and health that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact trade accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base and that any single industry or geographic region represents a significant credit risk to the Company. Historically, the Company has not made any significant write-offs and had low bad debt ratios. The application of the simplified approach to measure expected credit losses for trade accounts receivable and work in progress had no material impact on the Company’s consolidated financial statements.

The following table sets forth details of the age of trade accounts receivable that are past due:

	2022	2021

	$	$

Not past due	950,928	818,520

Past due 1-30 days	81,000	47,702

Past due 31-60 days	25,694	21,582

Past due 61-90 days	12,142	7,402

Past due more than 90 days	39,883	46,939

	1,109,647	942,145

Allowance for doubtful accounts	(3,460)	(3,728)

	1,106,187	938,417

In addition, the exposure to credit risk of cash, cash equivalents and cash included in funds held for clients and derivatives financial instruments is limited given that the Company deals mainly with a diverse group of high-grade financial institutions and that derivatives agreements are generally subject to master netting agreements, such as the International Swaps and Derivatives Association, which provide for net settlement of all outstanding contracts with the counterparty in case of an event of default.

136 — CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Capital risk management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. As at September 30, 2022, total managed capital was $12,238,427,000 ($12,884,415,000 as at September 30, 2021). Managed capital consists of long-term debt, including the current portion (Note 14), lease liabilities, cash and cash equivalents, short-term investments, long-term investments (Note 11) and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:

-	Net Debt/Capitalization

-	Debt/Adjusted EBITDA

Net debt, capitalization and adjusted EBITDA are additional measures. Net debt represents debt (including the current portion and the fair value of foreign currency derivative financial instruments related to debt) and lease liabilities less cash and cash equivalents, short-term investments and long-term investments. Capitalization is shareholders’ equity plus net debt. Adjusted EBITDA is calculated as earnings from continuing operations before finance costs, income taxes, depreciation, amortization, and acquisition-related and integration costs. The Company believes that the results of the current internal ratios are consistent with its capital management credit facility and unsecured committed revolving credit facilities. The ratios are as follows:

-

Leverage ratios, which are the ratio of total debt to adjusted EBITDA for its 2014 U.S. Senior Notes and the ratio of total debt net of cash and cash equivalent investments to adjusted EBITDA for its unsecured committed revolving credit facility and unsecured committed term loan credit facility for the four most recent quarters1.

-

An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total finance costs and the operating rentals in the same periods. EBITDAR is calculated as adjusted EBITDA before rent expense[1].

-

In the case of the 2011 U.S. Senior Notes, a minimum net worth is required, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive income, cannot be less than a specified threshold.

These ratios are calculated on a consolidated basis.

The Company is in compliance with these covenants and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company’s Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

[1]	In the event of an acquisition, the available historical financial information of the acquired company will be used in the computation of the ratios.

Shareholder Information

Shareholder Information Listing

IPO: 1986

Toronto Stock Exchange, April 1992: GIB.A

New York Stock Exchange, October 1998: GIB

Number of shares outstanding as of September 30, 2022:

211,302,549 Class A subordinate voting shares

26,445,706 Class B shares

High/Low of share price from October 1, 2021 to September 30, 2022:

	TSX (CDN$)	NYSE (U.S.$)

High:	116.00	93.93

Low:	95.45	73.76

The certifications required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings whereby CGI’s Chief Executive Officer and Chief Financial Officer certify the accuracy of the information contained in CGI’s Annual Information Form, Annual Audited Consolidated Financial Statements, and Annual Management’s Discussion and Analysis are available on the Canadian Securities Administrators’ website at www.sedar.com. Similar certifications required by Rule 13a-14(a) of the Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002 are attached as exhibits to our Form 40-F, which is available on EDGAR at www.sec.gov. The certification required by Section 303A.12(c) of the NYSE Listed Company Manual is also filed annually with the New York Stock Exchange. As a Canadian reporting issuer with a listing on the New York Stock Exchange, CGI is considered a foreign private issuer. As such, many of the corporate governance rules applicable to U.S. domestic companies are not applicable to CGI. However, CGI’s corporate governance practices generally conform to those followed by U.S. domestic companies under the New York Stock Exchange listing standards, other than with respect to certain specific rules, including that CGI requires shareholder approval of share compensation arrangements involving the issuances of new shares, but does not require such approval if the compensation arrangement involves only shares purchased in the open market, consistent with the laws applicable to CGI. A summary of these practices is provided in the report of the Corporate Governance Committee contained in CGI’s Management Proxy Circular, which is available on the Canadian Securities Administrators’ website at www.sedar.com, on EDGAR at www.sec.gov and on CGI’s website at www.cgi.com.

Auditors

PricewaterhouseCoopers LLP

Transfer Agent and Registrar

Computershare Investor Services Inc.

100 University Avenue, 8th floor

Toronto, Ontario M5J 2Y1

Telephone: 1 800 564-6253

www.investorcentre.com/service

Investor Relations

For further information about the Company, additional copies of this report, or other financial information, please contact:

CGI Inc.

Investor Relations

Email: ir@cgi.com

Web: cgi.com/investors

1350 René-Lévesque Blvd West,

15th floor

Montréal, Quebec H3G 1T4

Canada

Tel.: 514-841-3200

Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held virtually on February 1, 2023 at 11:00 a.m. (Eastern Standard Time) via live webcast at https://www.icastpro.ca/if5mwv (Password: CGI2022). This year, shareholders will not be able to attend the Meeting in person, but will have the opportunity to participate in real time and vote at the Meeting online in the manner set forth in CGI’s Management Proxy Circular, through a web-based platform, regardless of their geographic location.

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